As filed with the Securities and Exchange Commission on February 28, 2018

Registration File No. 333-214232

Registration File No. 811-23205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

☒  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 2

☒  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒  Amendment No. 4

FS ENERGY TOTAL RETURN FUND

(Exact Name of Registrant as Specified in Charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(Address of Principal Executive Offices)

(215) 495-1150

(Registrant’s Telephone Number, including Area Code)

Michael C. Forman

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(Name and Address of Agent for Service)

COPY TO:

Joshua B. Deringer

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Tel: (215) 988-2959

Fax: (215) 988-2757

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c), or as follows:
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date), pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered(1)	Amount to be Registered	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common Shares of Beneficial Interest	160,000,000 Shares	$12.50	$2,000,000,000	$231,800

(1)	Affiliates of the Registrant have been granted exemptive relief by the Securities and Exchange Commission permitting the Registrant to offer multiple classes of common shares of beneficial interest (“Shares”). This registration statement relates to the maximum aggregate offering of 160,000,000 Shares. The offering currently includes the following classes: “Class A Shares,” “Class I Shares,” “Class L Shares,” “Class M Shares” and “Class T Shares.” In the future, other classes of Shares may be registered and included in the offering.
(2)	Assumes that Shares sold are Class I Shares. The Registrant may sell up to 160,000,000 Shares of any class included in this offering.
(3)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
(4)	Previously paid.

FS ENERGY TOTAL RETURN FUND

Prospectus

Class A: XFEAX; Class I: XFEYX; Class L: XFELX; Class M: XFEMX; and Class T: XFETX

FS Energy Total Return Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company operating as an interval fund.

Investment Objective. The Fund’s investment objective is to generate an attractive total return consisting of current income and capital appreciation by investing primarily in the equity and debt securities of Natural Resource Companies. There can be no assurance that the Fund will achieve its investment objective.

Summary of Investment Strategy. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in Natural Resource Companies, which the Fund defines as companies that, as their principal business, are engaged in the development of energy infrastructure and the acquisition, exploration, production, mining, processing (including fractionating), refining, transportation (including trans-loading), storage, servicing or marketing of natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources, as well as those companies that provide equipment or services to companies engaged in any of the foregoing. The Fund may also invest up to 20% of its total assets in securities of U.S. and non-U.S. issuers that may not be considered Natural Resource Companies. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.”

Risks. An investment in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital or borrowings.

Investment Adviser. The investment adviser to the Fund is FS Energy Advisor, LLC (“FS Energy Advisor”), a registered investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). FS Energy Advisor oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio. FS Energy Advisor is a subsidiary of FS Investments (formerly Franklin Square Capital Partners), a national sponsor of alternative investment funds designed for individual investors. FS Energy Advisor has engaged Magnetar Asset Management LLC (“Magnetar”) to act as the Fund’s investment sub-adviser. Magnetar is a part of a group of affiliated alternative asset managers with total assets under management of approximately $13.2 billion as of December 31, 2017. The business of that complex includes management of multi-strategy hedge funds, single-strategy hedge funds and separately managed accounts, operating in and across four major investment strategies: Fixed Income, Energy, Quantitative and Fundamental Strategies.

Interval Fund. The Fund is operated as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). Pursuant to the Fund’s interval fund structure, the Fund will conduct quarterly repurchase offers, at net asset value (“NAV”), of no less than 5% and no more than 25% of the Fund’s shares outstanding. Typically, the Fund will seek to conduct such quarterly repurchase offers for 5% of the Fund’s outstanding shares. Even though the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity. Repurchase offers in excess of 5% are made solely at the discretion of the Fund’s board of trustees and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased.

Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

See “Types of Investments and Related Risks” beginning on page 33 of this prospectus.

(notes on following page)

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(3)
Per Class A Share	At current NAV, plus a sales load of up to 5.75%	5.75%	Amount invested at purchase price, less sales load
Per Class I Share	At current NAV	N/A	Amount invested at current NAV
Per Class L Share	At current NAV, plus a sales load of up to 3.50%	3.50%	Amount invested at current purchase price, less applicable Sales Load
Per Class M Share	At current NAV	N/A	Amount invested at current NAV
Per Class T Share	At current NAV, plus a sales load of up to 3.50%	3.50%	Amount invested at current purchase price, less applicable Sales Load
Total	Up to $2,000,000,000	Up to 5.75%	Up to $2,000,000,000(4)

Investment Adviser

FS Energy Advisor, LLC

The date of this prospectus is February 28, 2018.

1.	Shares are sold at a public offering price equal to the then-current NAV per Share of the applicable class, plus, in the case of the Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. See “Plan of Distribution.”

2.	“Sales Load” includes up to 5.75% of the public offering price for Class A Shares and up to 3.50% of the public offering price of Class L Shares and Class T Shares. See “Plan of Distribution.”

3.	FS Energy Advisor has agreed to pay or waive, on a quarterly basis, the ordinary operating expenses of the Fund to the extent that such expenses exceed 0.25% per annum of the average daily net assets attributable to the applicable class of Shares. As described in the prospectus, such amounts paid or waived by FS Energy Advisor may be subject to repayment by the Fund. “Ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

4.	Total Proceeds to the Fund assume the sale of all Shares registered under this registration statement, and that all Shares sold will be Class I Shares.

Securities Offered. The Fund engages in a continuous offering of classes of shares of beneficial interest of the Fund. The Fund offers Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class T Shares. The Fund has registered 160 million Shares and is authorized as a Delaware statutory trust to issue an unlimited number of Shares in one or more classes. The Fund is offering to sell, through its distributor, ALPS Distributors, Inc., under the terms of this prospectus, 160 million Shares at the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. The minimum initial investment by a shareholder for Class A, Class L, Class M and Class T Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I Shares is $1,000,000 while subsequent investments may be made in any amount. Any minimum investment requirement may be waived in the Fund’s sole discretion. During the continuous public offering, Shares will be sold at the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. See “Plan of Distribution.” The Fund’s continuous public offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold Shares in an amount equal to approximately 160 million Shares. In March 2017, FS Investments and Magnetar collectively purchased $20,000,000 of Class I Shares. FS Investments, Magnetar, and their respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this offering and any other offering the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the statement of additional information dated February 28, 2018 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information can be obtained upon request and without charge by writing to the Fund at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling the Fund collect at (215) 495-1150 or by accessing the Fund’s “Prospectus” page on FS Investments’ website at www.fsinvestments.com. The information on FS Investments’ website is not incorporated by reference into this prospectus and investors should not consider it a part of this prospectus. The table of contents of the Statement of Additional Information appears on page 121 of this prospectus. In addition, the contact information provided above may be used to request additional information about the Fund and to make inquiries from holders of shares (“Shareholders”). The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

i

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares; liquidity for the Shares will be provided only through quarterly repurchase offers for no less than 5% and no more than 25% of the Shares at NAV and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Types of Investments and Related Risks” below in this prospectus.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ii

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in FS Energy Total Return Fund (the “Fund”). Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.

THE FUND

The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is an interval fund that provides limited liquidity by offering to make quarterly repurchases of its common shares of beneficial interest (“Shares”) at net asset value (“NAV”), which is calculated on a daily basis. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.”

THE ADVISER

FS Energy Advisor, LLC (“FS Energy Advisor”) serves as the Fund’s investment adviser. FS Energy Advisor is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and oversees the management of the Fund’s activities. FS Energy Advisor is responsible for making investment decisions for the Fund’s portfolio.

FS Energy Advisor is a subsidiary of FS Investments (formerly Franklin Square Capital Partners), a national sponsor of alternative investment funds designed for the individual investor.

THE SUB-ADVISER

FS Energy Advisor has engaged Magnetar Asset Management LLC (“Magnetar”) to act as the Fund’s investment sub-adviser. Magnetar assists FS Energy Advisor in identifying investment opportunities, makes investment recommendations for approval by FS Energy Advisor and executes on its trading strategies subject to guidelines set by FS Energy Advisor.

Magnetar is registered as an investment adviser with the SEC under the Advisers Act. Its sole member is Magnetar Capital Partners LP (“Magnetar Capital”). Magnetar is a part of a group of affiliated alternative asset managers with total assets under management of approximately $13.2 billion as of December 31, 2017. The business of that complex includes management of multi-strategy hedge funds, single-strategy hedge funds and separately managed accounts, operating in and across four major investment strategies: Fixed Income, Energy, Quantitative and Fundamental Strategies.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to generate an attractive total return consisting of current income and capital appreciation by investing primarily in the equity and debt securities of Natural Resource Companies (defined below). There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT OPPORTUNITIES AND STRATEGIES	The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in Natural Resource Companies, which the Fund defines as companies that, as their principal business, are engaged in the development of energy infrastructure and the acquisition, exploration, production, mining, processing (including fractionating), refining, transportation (including trans-loading), storage, servicing or marketing of natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources, as well as those companies that provide equipment or services to companies engaged in any of the foregoing. The Fund intends to invest primarily in the equity and debt securities of Natural Resource Companies, including, but not limited to, (i) publicly traded corporations, (ii) publicly traded partnerships (including master limited partnerships (“MLPs”) and general partnerships (“GPs”)), (iii) publicly traded limited liability companies that are classified as corporations for U.S. federal income tax purposes, (iv) private partnerships, MLPs, limited liability companies and corporations, and (v) royalty trusts. Investments that the Fund may hold or have exposure to may include equity, preferred equity, rights or other equity securities, debt and convertible securities, mineral rights, mineral interests and derivatives of such instruments; special purpose vehicles or other collective investment vehicles formed for the purpose of facilitating indirect investment in any of the above instruments or investments; exchange-traded funds and exchange-traded notes; cash or cash equivalents, short term government or public securities; and any other securities or interests that are consistent with the investment objective and portfolio guidelines of the Fund. The Fund may invest in non-investment grade securities. The Fund’s investments in non-investment grade securities (securities rated Ba/BB or below by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Group (“S&P”) or Fitch IBCA, Inc. (“Fitch”)) and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high-yield” securities. See “Types of Investments and Related Risks.”

Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment policies are non-fundamental policies and may be changed by the Fund’s board of trustees (the “Board”) without prior Shareholder (as defined below) approval. The Fund’s policy to invest, under normal market conditions, at least 80% of its total assets in Natural Resource Companies may be changed by the Board; however, if this policy changes, the Fund will provide holders of Shares (“Shareholders”) at least 60 days’ written notice before implementation of the change in compliance with SEC rules.

LEVERAGE

The Fund intends to use leverage to seek to achieve its investment objective. The Fund may use leverage by borrowing funds from banks or other financial institutions, by investing in derivative instruments with leverage embedded in them, and/or by issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 33 1/3% of its Managed Assets (50% of its net assets). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

MANAGEMENT FEE

Pursuant to the Fund’s Investment Advisory Agreement (the “Investment Advisory Agreement”), and in consideration of the advisory services provided by FS Energy Advisor to the Fund, FS Energy Advisor is entitled to a “Management Fee” as described below. The Fund’s Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) provides that Magnetar will receive 50% of the Management Fee paid to FS Energy Advisor under the Investment Advisory Agreement.

The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.50% of the Fund’s average daily gross assets during such period. Prior to February 28, 2018, the Management Fee was 1.75% of the Fund’s average daily gross assets. Subject to the consent of Magnetar, the Management Fee may or may not be taken in whole or in part at the discretion of FS Energy Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Energy Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

EXPENSE LIMITATION AGREEMENTS	FS Energy Advisor and the Fund have entered into an expense limitation agreement (the “2017 Expense Limitation Agreement”) under which FS Energy Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.00% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “2017 Expense Limitation”). The 2017 Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The 2017 Expense Limitation will remain in effect until March 8, 2018. For the purposes of the 2017 Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses. In consideration of FS Energy Advisor’s agreement to pay or waive the Fund’s ordinary operating expenses for the first twelve months after effectiveness, Magnetar has agreed that, during such period, any sub-advisory fees paid to Magnetar will be remitted back to FS Energy Advisor in an amount equal to the lesser of (i) 50% of the “ordinary operating expenses” paid or waived by FS Energy Advisor pursuant to the 2017 Expense Limitation Agreement, or (ii) the sub-advisory fees paid to Magnetar. If the amount of ordinary operating expenses during such period exceeds the amount of Management Fees paid to FS Energy Advisor, FS Investments will be solely responsible for any such excess.

On February 28, 2018, FS Energy Advisor and the Fund amended and restated the 2017 Expense Limitation Agreement (as so amended and restated, the “Expense Limitation Agreement”) under which FS Energy Advisor will agree to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “New Expense Limitation” and, together with the 2017 Expense Limitation, the “Expense Limitations”). Pursuant to the Expense Limitation Agreement, the New Expense Limitation will go into effect on March 8, 2018. The New Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Energy Advisor. The Expense Limitation Agreement may not be terminated by FS Energy Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

ADMINISTRATION	Pursuant to the Administration Agreement, FS Energy Advisor oversees the day-to-day operations of the Fund, including providing the Fund with general ledger accounting, fund accounting, legal services, investor relations and other administrative services. Pursuant to the Sub-Advisory Agreement, Magnetar may perform certain administrative services at the request of or on behalf of the Fund or FS Energy Advisor. The Fund reimburses FS Energy Advisor and Magnetar, as applicable, for their actual costs incurred in providing such administrative services to the Fund, subject to the limitations set forth in the Administration Agreement. Reimbursements of administrative expenses to FS Energy Advisor are subject to the terms of the Administration Agreement and the applicable Expense Limitation, and Magnetar has agreed in the Sub-Advisory Agreement to defer amounts owed to it for certain administrative services during periods in which FS Energy Advisor is waiving expenses or making payments pursuant to the Expense Limitation Agreement. Reimbursement of administrative expenses is ultimately subject to the limitations contained in the Administration Agreement and the Expense Limitation Agreement, and FS Energy Advisor and Magnetar have agreed to share such reimbursements pro rata, with priority being given to the then-oldest unreimbursed expenses.

OPERATING EXPENSES

The Fund bears all expenses incurred in its operation, including amounts that the Fund reimburses to FS Energy Advisor and Magnetar for services provided under the Administration Agreement and Sub-Advisory Agreement, as applicable. See “Summary of Fees and Expenses” and “Fund Expenses.”

DISTRIBUTIONS

Subject to the discretion of the Board and applicable legal restrictions, the Fund intends to pay ordinary cash distributions to Shareholders on a quarterly basis. Such regular distributions are expected to be paid using all or a portion of the Fund’s “Available Operating Funds,” which are defined as the Fund’s net investment income after the application of the applicable Expense Limitation, net capital gains and dividends and other distributions, including those treated as a return of capital, paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains). The Fund may also pay distributions from offering proceeds or borrowings.

Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any. See “Distributions.”

BOARD OF TRUSTEES

The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund, FS Energy Advisor or Magnetar (collectively, “Independent Trustees”). See “Management of the Fund.”

THE OFFERING

The Fund is offering on a continuous basis up to 160 million Shares in multiple classes in this offering (the “Offering”). Shares are offered through the Fund’s distributor, ALPS Distributors, Inc. (the “Distributor”), at a public offering price equal to the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. “Sales Load” includes selling commissions of up to 5.75% for Class A Shares and up to 3.50% for Class L Shares and Class T Shares. Shares may be purchased on a daily basis on each day that the New York Stock Exchange (the “NYSE”) is open for business.

Affiliates of the Fund have been granted exemptive relief by the SEC permitting the Fund to offer multiple classes of Shares. This Offering currently includes the following classes: Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class T Shares. In the future, other classes of Shares may be registered and included in this Offering.

In March 2017, FS Investments and Magnetar collectively purchased $20,000,000 of Class I Shares.

PLAN OF DISTRIBUTION	This is a continuous offering of Class A, Class I, Class L, Class M and Class T Shares as permitted by the federal securities laws. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) for the sale and servicing of Shares. In reliance on Rule 415, the Fund intends to offer to sell up to 160 million Shares, on a continuous basis, through the Distributor in this Offering. Because the Fund is authorized to issue an unlimited number of Shares, it may register additional Shares in this Offering from time to time. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Shares.

FS Energy Advisor or its affiliates, in FS Energy Advisor’s discretion, may pay additional compensation from their own resources to Financial Intermediaries in connection with the sale and servicing of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages, including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries. Magnetar and its affiliates have determined to fund up to 50% of any such Additional Compensation. See “Plan of Distribution.”

INVESTOR SUITABILITY

Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, IRAs, 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, none of the Fund nor FS Energy Advisor nor Magnetar will be a fiduciary under and within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

SHAREHOLDER SERVICING FEES

Class A, Class L and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class.

DISTRIBUTION FEES

Class L, Class M and Class T Shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to the respective share class and is payable on a monthly basis. Class A Shares and Class I Shares are not subject to a Distribution Fee. See “Plan of Distribution”

TRANSFER AGENT AND FUND ADMINISTRATOR	DST Systems, Inc. (“DST”) serves as the transfer agent of the Fund. State Street Bank & Trust Company (“State Street”) serves as the Fund’s Administrator. See “Management of the Fund.”
CLOSED-END INTERVAL STRUCTURE; QUARTERLY REPURCHASE OF SHARES

The Fund has been organized as a closed-end management investment company structured as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange at this time, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a mutual fund or listed closed-end fund, is not a liquid investment. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares quarterly.

The Fund has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% and no more than 25% of the Fund’s Shares outstanding. Typically, the Fund will seek to conduct quarterly repurchase offers for 5% of the Fund’s Shares outstanding. Repurchase offers in excess of 5% will be made solely at the discretion of the Board. There is no guarantee that Shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer, although each

Shareholder will have the right to require the Fund to purchase at least 5% (but no more than 25%) of such Shareholder’s Shares in each quarterly repurchase. See “Quarterly Repurchases of Shares.”
SHARE CLASSES

The Fund currently intends to offer five different classes of Shares: Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class T Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for that investor. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

VALUATIONS

FS Energy Advisor values the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was developed by the Board’s audit committee and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to FS Energy Advisor. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”

DISTRIBUTION REINVESTMENT PLAN

The Fund operates under a distribution reinvestment plan (“DRP”) administered by DST. Pursuant to the DRP, the Fund’s cash distributions are reinvested in the same class of Shares of the Fund. Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the DRP on behalf of such participating Shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify DST, the Fund’s transfer agent, in writing. The number of Shares to be received when cash distributions are reinvested will be determined by dividing the amount of the distribution by the NAV per Share of the applicable class. See “Distributions.”

SUMMARY OF TAXATION

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. Accordingly, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that are currently distributed to Shareholders. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund must, among other things, meet certain specified source-of-income and asset diversification requirements and distribute annually at least 90% of the sum of its “investment company taxable income” (which includes its net ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt interest income, if any. See “Distributions” and “Tax Aspects.”

FISCAL YEAR	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on October 31.
REPORTS TO SHAREHOLDERS

After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
CONFLICTS OF INTEREST

FS Energy Advisor, Magnetar and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of FS Energy Advisor’s and Magnetar’s time and resources between the Fund and other investment activities; compensation payable by the Fund to FS Energy Advisor and its affiliates; competition with certain affiliates of FS Energy Advisor or Magnetar for investment opportunities; investments at different levels of an entity’s capital structure by the Fund and other clients of FS Energy Advisor and Magnetar, subject to the limitations of the 1940 Act; differing recommendations given by FS Energy Advisor or Magnetar to the Fund versus other clients; restrictions on FS Energy Advisor’s and Magnetar’s existing business relationships or use of material non-public information with respect to potential investments by the Fund; and limitations on purchasing or selling securities to other clients of FS Energy Advisor, Magnetar or their respective affiliates and on entering into “joint” transactions with certain of the Fund’s affiliates. Additionally, investment at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities by the Fund and other clients of FS Energy Advisor or Magnetar may result in FS Energy Advisor or Magnetar coming into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments (or of Magnetar to recommend to FS Energy Advisor the acquisition or disposition of an investment), even if such acquisition or disposition would otherwise be desirable. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Energy Advisor or Magnetar would otherwise take an action. See “Conflicts of Interest.”

RISK FACTORS

Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of its investment. Below is a summary of some of the principal risks of investing in the Fund. The following is only a summary of certain risks of investing in the Fund. For a more complete discussion of the risks of investment in the Fund, see “Types of Investments and Related Risks.”

Risks related to the Fund’s investments include risks relating to:

●  investments in Natural Resource Companies, MLPs, royalty trusts, equity securities (including dividend-paying securities, private investment in public equity transactions and securities of smaller capitalization companies), debt instruments, high-yield instruments and U.S. government debt securities;

●  energy commodity prices and the volume of, and demand for, energy commodities;

●  the highly cyclical nature of the natural resource and energy sectors;

●  the depletion of commodity reserves or overstatement of the quantities of Natural Resource Company reserves;

●  changes in the regulatory environment that affect the profitability of Natural Resource Companies;

●  fluctuations of interest rates and the economic impact on the Fund’s fixed income investments;

●  investments in exchange-traded funds and exchange-traded notes;

●  investments in illiquid and restricted securities;

●  predicting future commodity prices;

●  the Fund’s use of derivative transactions (also referred to herein as “Derivative Strategies”) that have economic leverage embedded in them and/or leverage;

●  investments in non-U.S. securities and securities denominated in foreign currencies;

●  market disruption and geopolitical events, economic events and market events, and government intervention in the financial markets; and

●  inflation and deflation risk.

Other risks relating to the Fund include risks resulting from:

●  the Fund’s lack of operating history;

●  the recently established relationship between FS Energy Advisor and Magnetar, as well as each entity’s limited experience in advising or sub-advising a registered investment company;

●  the Fund’s long term investment horizon, management and dependence on key personnel;

●  the liquidity risks associated with the Fund’s closed-end interval fund structure;

●  risks related to regulatory changes impacting investments in commodities and derivatives;

●  the anti-takeover provisions in the Fund’s declaration of trust and bylaws;

●  the Fund’s status as a non-diversified investment company; and

●  the Fund’s status as a RIC for U.S. federal income tax purposes.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investments.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly, including the Fund’s annual use of leverage assuming the Fund borrows 25% of its average net assets during the following twelve months.

	Class A	Class I	Class L	Class M	Class T
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	5.75%	None	3.50%	None	3.50%
Annual Fund Expenses (as a percentage of average net assets attributable to Shares)(1)
Management Fee(2)	1.875%	1.875%	1.875%	1.875%	1.875%
Interest Payments on Borrowed Funds(3)	0.61%	0.61%	0.61%	0.61%	0.61%
Other Expenses
Shareholder Servicing Fee(4)	0.25%	None	0.25%	None	0.25%
Distribution Fee(4)	None	None	0.25%	0.25%	0.25%
Remaining Other Expenses(5)	0.99%	0.99%	0.99%	0.99%	0.99%

Total Annual Fund Operating Expenses	3.73%	3.48%	3.98%	3.73%	3.98%
Fee waiver and/or Expense Reimbursement	(0.74)%	(0.74)%	(0.74)%	(0.74)%	(0.74)%

Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)(6)	2.99%	2.74%	3.24%	2.99%	3.24%

(1)	Amount assumes that the Fund sells $200.0 million worth of Shares during the following twelve months and that the Fund receives proceeds therefrom of approximately $102.1 million, resulting in estimated average net assets of $130.0 million. That amount also assumes that the Fund borrows funds equal to 25% of its average net assets during such period. Actual expenses will depend on the number of Shares the Fund sells in this Offering and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will sell $200.0 million worth of Shares during the following twelve months.

(2)	The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.50% of the Fund’s average daily gross assets during such period. Prior to February 28, 2018, the Management Fee was 1.75% of the Fund’s average daily gross assets. The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of average net assets, rather than gross assets. Because the Management Fee is based on the Fund’s average daily gross assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to FS Energy Advisor. FS Energy Advisor may agree to waive, in whole or in part, the Management Fee at any time.

(3)	Includes estimated interest expenses associated with the Fund’s expected use of leverage at an assumed annual interest rate equal to 2.45%, which is subject to change based on market conditions.

On March 16, 2017, the Fund entered into a committed facility arrangement (the “BNP Facility”) with BNP Paribas Prime Brokerage International, Ltd. (together with its affiliates, “BNP Paribas”). The BNP Facility provides for borrowings up to a maximum amount equal to the average outstanding balance over the past twenty business days or, if fewer, the number of business days since closing. Borrowings are available in U.S. Dollars (“USD”) and Canadian Dollars (“CAD”). Borrowings under the BNP Facility accrue interest at a rate equal to the London Interbank Offered Rate (“LIBOR”) for a one-month interest period plus 0.85% per annum on USD borrowings and the Canadian Dollar Offered Rate (“CDOR”) for a one-month interest period plus 0.75% per annum on CAD borrowings. Interest is payable monthly in arrears. Certain events of default and termination events under the BNP Facility would permit BNP Paribas to declare the outstanding principal and interest and all other amounts owing under the BNP Facility immediately due and payable. A description of such events of default and termination events is included below. See “Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Leverage Risk.”

(4)

Class A Shares, Class L Shares and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. The Class L Shares, Class M Shares and Class T Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to the respective share class and is payable on a monthly basis. See “Plan of Distribution.” Although Shares issued pursuant to the DRP will not be subject to any sales load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

(5)	Other expenses include accounting, legal and auditing fees of the Fund, as well as fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or FS Energy Advisor. The amount presented in the table estimates the amounts the Fund expects to pay during the following twelve months, assuming the Fund raises $200.0 million of proceeds during such time. If the Fund raises a lower amount of proceeds during such period, all else being equal, other expenses would be higher as a percentage of average net assets attributable to Shares.

(6)	On February 28, 2018, FS Energy Advisor and the Fund amended and restated the 2017 Expense Limitation Agreement under which FS Energy Advisor will agree to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “New Expense Limitation” and, together with the 2017 Expense Limitation, the “Expense Limitations”). Pursuant to the Expense Limitation Agreement, the New Expense Limitation will go into effect on March 8, 2018. The New Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Energy Advisor. The Expense Limitation Agreement may not be terminated by FS Energy Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.

	Class A	Class I	Class L	Class M	Class T
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	5.75%	None	3.50%	None	3.50%
Annual Fund Expenses (as a percentage of average net assets attributable to Share)(1)
Management Fee(2)	1.50%	1.50%	1.50%	1.50%	1.50%
Other Expenses
Shareholder Servicing Expenses(3)	0.25%	None	0.25%	None	0.25%
Distribution Fee(3)	None	None	0.25%	0.25%	0.25%
Remaining Other Expenses(5)	0.99%	0.99%	0.99%	0.99%	0.99%

Total Annual Fund Operating Expenses	2.74%	2.49%	2.99%	2.74%	2.99%
Less: Fee Waiver and/or Expense Reimbursement	(0.74)%	(0.74)%	(0.74)%	(0.74)%	(0.74)%

Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)(5)	2.00%	1.75%	2.25%	2.00%	2.25%

(1)

Amount assumes that the Fund sells $200.0 million worth of Shares during the following twelve months and that the Fund receives proceeds therefrom of approximately $200.0 million, resulting in estimated average net assets of $102.1 million. Actual expenses will depend on the number of Shares the Fund sells in this

Offering. There can be no assurance that the Fund will sell $200.0 million worth of Shares during the following twelve months.

(2)	The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.50% of the Fund’s average daily gross assets during such period. Prior to February 28, 2018, the Management Fee was 1.75% of the Fund’s average daily gross assets. Because the Management Fee is based on the Fund’s average daily gross assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to FS Energy Advisor. FS Energy Advisor may agree to waive, in whole or in part, the Management Fee at any time.

(3)	Class A Shares, Class L Shares and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. The Class L Shares, Class M Shares and Class T Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to the respective share class and is payable on a monthly basis. See “Plan of Distribution.” Although Shares issued pursuant to the DRP will not be subject to any sales load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

(4)	Other expenses include accounting, legal and auditing fees of the Fund, as well as fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or FS Energy Advisor. The amount presented in the table estimates the amounts the Fund expects to pay during the following twelve months, assuming the Fund raises $200.0 million of proceeds during such time. If the Fund raises a lower amount of proceeds during such period, all else being equal, other expenses would be higher as a percentage of average net assets attributable to Shares.

(5)	On February 28, 2018, FS Energy Advisor and the Fund amended and restated the 2017 Expense Limitation Agreement under which FS Energy Advisor will agree to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares. Pursuant to the Expense Limitation Agreement, the New Expense Limitation will go into effect on March 8, 2018. The New Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Energy Advisor. The Expense Limitation Agreement may not be terminated by FS Energy Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. More information about discounts that may apply to purchases of Class A Shares, Class L Shares and Class T Shares is available from your financial professional and in “Plan of Distribution – Class A Shares,” “Plan of Distribution – Class L Shares” and “Plan of Distribution – Class T Shares” starting on page 110 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 80 of this prospectus.

Examples:

The following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (assuming the Fund borrows an amount equal to 25% of its average net assets) and Shares earn a 5.0% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years

A	$86	$145	$206	$369

I	$28	$85	$145	$307

L	$67	$131	$198	$377

M	$30	$92	$157	$331

T	$67	$131	$198	$377

The following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (assuming the Fund does not use leverage) and Shares earn a 5.0% annual return.

Share Class	1 Year	3 Years	5 Years	10 Years

A	$77	$117	$159	$277

I	$18	$55	$95	$206

L	$57	$103	$151	$284

M	$20	$63	$108	$233

T	$57	$103	$151	$284

The examples and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the examples assume a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, the examples assume reinvestment of all distributions pursuant to the DRP. If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST (currently $15). If a Shareholder requests an expedited payment by wire transfer, the applicable outgoing wire transfer fee may be deducted from the Shareholder’s repurchase proceeds. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses,” “Management Fees” and “Purchases of Shares.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or the Fund’s future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

●	the Fund’s future operating results;

●	the Fund’s business prospects and the prospects of the companies in which the Fund may invest;

●	the impact of the investments that the Fund expects to make;

●	the ability of the Fund’s portfolio companies to achieve their objectives;

●	the Fund’s current and expected financing arrangements and investments;

●	changes in the general interest rate environment;

●	the adequacy of the Fund’s cash resources, financing sources and working capital;

●	the timing and amount of cash flows, distributions and dividends, if any, from the Fund’s portfolio companies;

●	the Fund’s contractual arrangements and relationships with third parties;

●	actual and potential conflicts of interest with the business development companies, open- and closed end management investment companies or real estate investment trust sponsored by FS investments, or any of their investment advisers, Magnetar or any of their affiliates or any funds, vehicles, or accounts managed by them;

●	the dependence of the Fund’s future success on the general economy and its effects on the industries in which the Fund may invest;

●	the Fund’s use of financial leverage, if any;

●	the ability of FS Energy Advisor to locate suitable investments for the Fund and to monitor and administer the Fund’s investments;

●	the ability of FS Energy Advisor or its affiliates to attract and retain highly talented professionals;

●	the Fund’s ability to maintain its qualification as a RIC;

●	the impact on the Fund’s business of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the rules and regulations thereunder;

●	the effect of changes to tax legislation and the Fund’s tax position; and

●	the tax status of the enterprises in which the Fund may invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. The Fund’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Types of Investments and Related Risks” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

●	changes in the economy;

●	risks associated with possible disruption in the Fund’s operations or the economy generally due to terrorism or natural disasters; and

●	future changes in laws or regulations and conditions in the Fund’s operating areas.

The Fund has based the forward-looking statements included in this prospectus on information available to the Fund on the date of this prospectus. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Prospective investors are advised to consult any additional disclosures that the Fund may make directly to such prospective investors or through reports that the Fund may file in the future with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended.

MARKET DATA

Certain market data and forecasts contained in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. The Fund has not independently verified the data obtained from these sources, and the Fund cannot assure you of the accuracy or completeness of any such data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

FINANCIAL HIGHLIGHTS

The financial highlights in the table below are intended to help investors understand the Fund’s financial performance for the period from May 16, 2017 (Commencement of Operations) through October 31, 2017 for Class A Shares, March 15, 2017 (Commencement of Operations) through October 31, 2017 for Class I Shares and October 20, 2017 (Commencement of Operations) through October 31, 2017 for Class T Shares. All amounts are in thousands, except Share and per Share amounts. The information has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm, whose report, along with the Company’s audited financial statements as of October 31, 2017 and for the period from March 15, 2017 (Commencement of Operations) to October 31, 2017 is included in the Annual Report for the period from March 15, 2017 (Commencement of Operations) through October 31, 2017. The Company’s Annual Report has been filed with the SEC and is available on the SEC’s website at www.sec.gov, and is also available from the Company upon request.

	Class A Shares	Class I Shares	Class T Shares
	Period from May 16, 2017 (Commencement of Operations) to October 31, 2017	Period from March 15, 2017 (Commencement of Operations) to October 31, 2017	Period from October 20, 2017 (Commencement of Operations) to October 31, 2017
Per Share Data:(1)
Net asset value, beginning of period	$12.52	$12.50	$11.77
Results of operations
Net investment income (loss)(2)	0.09	0.15	0.01
Net realized gain (loss) and unrealized appreciation (depreciation) on investments	(0.61)	(0.65)	(0.08)

Net increase (decrease) in net assets resulting from operations	(0.52)	(0.50)	(0.07)

Shareholder Distributions:(3)
Distributions from net investment income	(0.15)	(0.15)	—
Distributions from net realized gain on investments	(0.11)	(0.11)	—
Distributions representing return of capital	(0.05)	(0.05)	—

Net decrease in net assets resulting from shareholder distributions	(0.31)	(0.31)	—

Net asset value, end of period	$11.69	$11.69	$11.70

Shares outstanding, end of period	104,736	1,995,949	819

Total return(4)(5)	(4.21)%	(4.00)%	(0.59)%

Ratio/Supplemental Data:
Net assets, end of period	$1,224	$23,342	$10
Ratio of net investment income (loss) to average net assets(6)(7)	1.71%	1.96%	1.46%
Ratio of total expenses to average net assets(6)	10.70%	10.45%	10.95%
Ratio of expense reimbursement from sponsor to average net assets(6)	(7.86)%	(7.86)%	(7.86)%

Ratio of net expenses to average net assets(6)	2.84%	2.59%	3.09%

Portfolio turnover rate(5)	49%	49%	49%
Total amount of senior securities outstanding exclusive of treasury securities	$6,991	$6,991	$6,991
Asset coverage ratio(8)	4.52	4.52	4.52

(1)	Per share data may be rounded in order to compute the ending NAV per share.

(2)	The per share data was derived by using the average number of Shares outstanding during the period from May 16, 2017 (Commencement of Operations) through October 31, 2017 for Class A Shares, March 15, 2017 (Commencement of Operations) through October 31, 2017 for Class I Shares and October 20, 2017 (Commencement of Operations) through October 31, 2017 for Class T Shares.

(3)	The per Share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per common share during the applicable period.

(4)	The total return for each period presented is historical and is calculated by determining the percentage change in NAV, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ NAV as of the end of the period. The historical total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the fixed income securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total returns set forth above represent the total return on the Fund’s investment portfolio during the applicable period on a class by class basis and do not represent an actual return to shareholders.

(5)	Information presented is not annualized.

(6)	Average daily net assets for the applicable period is used for this calculation. Data for the applicable period is annualized.

(7)	If the sponsor had not reimbursed certain expenses, the ratio of net investment income (loss) to average net assets during the applicable periods presented above would have been (6.15)%, (5.90)% and (6.40)% for Class A Shares, Class I Shares and Class T Shares, respectively.

(8)	Asset coverage per unit is the ratio of the carrying value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund and registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on February 23, 2016. The Fund commenced investment operations on March 15, 2017. The principal office of the Fund and FS Energy Advisor is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, and its telephone number is (215) 495-1150.

The investment adviser to the Fund is FS Energy Advisor. FS Energy Advisor oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio. See “The Adviser.” FS Energy Advisor has engaged Magnetar to act as the Fund’s investment sub-adviser. Magnetar assists FS Energy Advisor in identifying investment opportunities, makes investment recommendations for approval by FS Energy Advisor and executes on its trading strategies subject to guidelines set by FS Energy Advisor. See “The Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s management and operation is vested in the individuals who serve on the Board. See “Management of the Fund.”

THE ADVISER

FS Energy Advisor, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s investment adviser. The principal business office of FS Energy Advisor is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. FS Energy Advisor is an affiliate of FS Investments, a national sponsor of alternative investment funds designed for the individual investor. FS Energy Advisor is led by substantially the same personnel that form the investment and operations teams of the registered investment advisers that manage FS Investments’ other affiliated registered investment companies, business development companies (“BDCs”) and real estate investment trust.

The Fund’s chairman, president and chief executive officer, Michael C. Forman, has led FS Energy Advisor since its inception. In 2007, he co-founded FS Investments with the goal of delivering alternative investment funds, advised by what FS Investments believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FS Energy Advisor, Mr. Forman currently serves as chairman and chief executive officer of the FS Investments’ funds and their affiliated investment advisers.

In addition to managing the Fund’s investments, the managers, officers and other personnel of FS Energy Advisor also currently manage the following entities:

Name	Entity Type	Investment Focus	Gross Assets(1)(2)
FS Energy and Power Fund	BDC	Primarily invests in the debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$4,430,111
FS Global Credit Opportunities Fund(3)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$2,275,829
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,135,463
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$5,218,803
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$3,944,960
FS Investment Corporation IV	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$359,158
FS Multi-Strategy Alternatives Fund(4)	Open-end management investment company	Primarily invests in a broad spectrum of alternative investment strategies with low correlation to equity and fixed income markets.	$28,962
FS Credit Income Fund(5)	Closed-end management investment company operating as an interval fund	Primarily invests in broad spectrum of debt obligations.	$20,000
FS Credit Real Estate Income Trust, Inc.(6)	Real estate investment trust	Primarily invests in floating rate senior loans secured by commercial real estate properties.	$41,281

(1)	As of September 30, 2017, except FS Global Credit Opportunities Fund and FS Multi-Strategy Alternatives Fund, which are presented as of June 30, 2017, and FS Credit Income Fund, which is presented as of October 31, 2017. Amounts presented in thousands.

(2)	The advisory fees earned by each of FS Investment Advisor, LLC, FS Global Advisor, LLC, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Real Estate Advisor, LLC, the investment advisers to FS Energy and Power Fund, FS Global Credit Opportunities Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III,FS Investment Corporation IV and FS Credit Real Estate Income Trust, Inc., respectively, are based, in part, on the performance of each respective entity.

(3)	Five funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D, FS Global Credit Opportunities Fund—T, FS Global Credit Opportunities Fund—ADV and FS Global Credit Opportunities Fund—T2, or together, the FSGCOF Closed Funds, which also have the same investment objectives and strategies as FS Global Credit Opportunities Fund, closed their respective continuous public offerings to new investors in April 2016, April 2016, June 2017, October 2017 and October 2017, respectively.

(4)	FS Multi-Strategy Alternatives Fund commenced investment operations on May 15, 2017.

(5)	FS Credit Income Fund commenced investment operations on November 1, 2017.

(6)	FS Credit Real Estate Income Trust, Inc. commenced investment operations on September 13, 2017.

FS Energy Advisor’s senior management team has significant experience in private debt, private equity and real estate investing, and has developed an expertise in using all levels of the corporate capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as closed-end management investment companies. The Fund believes that the active and ongoing participation by FS Investments and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FS Energy Advisor’s management team, will allow FS Energy Advisor to successfully execute the investment strategies of the Fund. See “Management of the Fund” for biographical information regarding FS Energy Advisor’s senior management team.

The Investment Advisory Agreement became effective on March 15, 2017 and will continue in effect for a period of two years from its effective date. If not sooner terminated, the Investment Advisory Agreement will continue in effect for successive periods of twelve months thereafter, provided that each continuance is specifically approved at least annually by both (i) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (ii) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement and the Administration Agreement may be terminated at any time, without penalty, by FS Energy Advisor, upon 60 days’ notice to the Fund.

THE SUB-ADVISER

FS Energy Advisor has engaged Magnetar to act as the Fund’s investment sub-adviser to aid it in achieving the Fund’s investment objective. Magnetar assists FS Energy Advisor in identifying investment opportunities, makes investment recommendations for approval by FS Energy Advisor, and executes on trading strategies subject to guidelines set by FS Energy Advisor. Magnetar’s recommendations to FS Energy Advisor are developed in a manner that is consistent with Magnetar’s existing investment and monitoring processes.

Magnetar, an investment adviser registered with the SEC under the Advisers Act, is a Delaware limited liability company with its principal office located at 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. Its sole member is Magnetar Capital Partners LP. Magnetar is a part of a group of affiliated alternative asset managers with total assets under management of approximately $13.2 billion as of December 31, 2017. The business of that complex includes management of multi-strategy hedge funds, single-strategy hedge funds and separately managed accounts, operating in and across four major investment strategies: Fixed Income, Energy, Quantitative and Fundamental Strategies.

The senior Magnetar portfolio management team has worked together within the same investment management organization since 2005, actively investing across the North American energy markets, with a particular focus on the upstream, midstream, downstream and services sectors in the United States and Canada. Its first standalone, institutional private energy fund was launched in 2007. As of December 31, 2017, the group manages approximately $3.5 billion of investor capital in energy-dedicated funds, including private equity style vehicles, hedge funds, special purpose vehicles, and separately managed accounts. See “Management of the Fund” for biographical information regarding Magnetar’s investment management team.

ESTIMATED USE OF PROCEEDS

The net proceeds of this Offering, after payment of any applicable Sales Load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objective

The Fund’s investment objective is to generate an attractive total return consisting of current income and capital appreciation by investing primarily in the equity and debt securities of Natural Resource Companies (defined below). There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy

The Fund offers investors the opportunity to participate in investments in the natural resource industry. For the Fund’s purposes, the “natural resource industry” means business and activities involving the development of energy infrastructure and the acquisition, exploration, production, mining, processing (including fractionating), refining, transportation (including trans-loading), storage, servicing or marketing of natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources. Natural Resource Companies are those companies that, as their principal business, are engaged in the natural resource industry (as defined above), including those companies that provide equipment or services to companies engaged in the natural resource industry.

The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in Natural Resource Companies. The Fund intends to invest primarily in the equity and debt securities of Natural Resource Companies, including, but not limited to, (i) publicly traded corporations, (ii) publicly traded partnerships (including master limited partnerships (“MLPs”) and general partnerships (“GPs”)), (iii) publicly traded limited liability companies that are classified as corporations for U.S. federal income tax purposes, (iv) private partnerships, MLPs, limited liability companies and corporations, and (v) royalty trusts. Investments that the Fund may hold or have exposure to may include equity, preferred equity, rights or other equity securities, debt and convertible securities, mineral rights, mineral interests and derivatives of such instruments; special purpose vehicles or other collective investment vehicles formed for the purpose of facilitating indirect investment in any of the above instruments or investments; exchange-traded funds, exchange-traded notes, cash or cash equivalents, short term government or public securities; and any other securities or interests that are consistent with the investment objective and portfolio guidelines of the Fund. The Fund may invest in non-investment grade securities. The Fund’s investments in non-investment grade securities (securities rated Ba/BB or below by Moody’s, S&P or Fitch) and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high-yield” securities.

The Fund has adopted the following non-fundamental investment policies:

●	Under normal market conditions, the Fund intends to invest primarily in securities of publicly traded issuers and securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act for which a liquid market has developed, as determined pursuant to procedures adopted by the Board.

●	The Fund may also invest in securities of U.S. and non-U.S. issuers that are holding companies or similar investment vehicles that indirectly own, hold or control securities of Natural Resource Companies but which themselves are not Natural Resource Companies.

●	The Fund may hold both long and short positions in securities, derivatives and other assets consistent with its investment objective and policies.

●	The Fund may invest up to 15% of its total assets in any single issuer.

●	To comply with the requirements applicable to RICs under the Code, the Fund will limit its investment in MLPs to no more than 25% of its total assets.

●	The Fund may also invest up to 20% of its total assets in securities of U.S. and non-U.S. issuers that may not be considered Natural Resource Companies.

The Fund may utilize Derivative Strategies for risk management purposes as well as to obtain leverage or to create synthetic positions, including to attempt to protect against possible changes in the market value of the Fund’s portfolio resulting from trends in the securities markets and changes in interest rates or to protect the Fund’s unrealized gains in the value of its portfolio securities, to facilitate the sale of portfolio securities for investment purposes, to establish a position in the securities markets as a temporary substitute for purchasing particular securities or to enhance income or gain. See “Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Derivative Strategies and Derivatives Risk.”

The Fund may invest without limitation in securities of U.S. issuers and non-U.S. issuers located in countries throughout the world, including in developed and emerging markets. Foreign securities in which the Fund may invest may be U.S. dollar-denominated or non-U.S. dollar-denominated.

During temporary defensive periods, including the period during which the net proceeds of this Offering are being invested, or in response to adverse market, economic or political conditions, the Fund may invest up to 100% of its total assets in liquid, short-term investments, including high quality, short-term securities which may be either tax-exempt or taxable. The Fund may not achieve its investment objective under these circumstances. See “Investment Objective, Policies and Risks—Cash Equivalents and Short-Term Debt Securities” in the Statement of Additional Information.

The Fund may lend securities with a value up to 33 1/3% of its total assets (including such loans) to financial institutions, including broker-dealers and banks that FS Energy Advisor deems creditworthy.

The Fund may also engage in short sales of securities. The Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short exceeds 25% of the value of its Managed Assets or the Fund’s aggregate short sales of a particular class of securities exceeds 25% of the outstanding securities of that class. The Fund may make short sales “against the box” without respect to such limitations. In this type of short sale, at the time of the sale, the Fund owns or has the immediate and unconditional right to acquire at no additional cost the identical security.

Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment policies are non-fundamental policies and may be changed by the Board without prior Shareholder approval. The Fund’s policy to invest, under normal market conditions, at least 80% of its total assets in Natural Resource Companies may be changed by the Board; however, if this policy changes, the Fund will provide Shareholders at least 60 days’ written notice before implementation of the change in compliance with SEC rules. Unless otherwise indicated, all limitations applicable to the investments (as stated in this prospectus, including the Statement of Additional Information) of the Fund apply only at the time a transaction is entered into, and subsequent changes in value, ratings downgrades or changes in credit quality will not result in the Fund being required to dispose of any portfolio security. Except as otherwise noted, all percentage limitations set forth above apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. With respect to the limitations on the issuance of senior securities and in the case of borrowings, the percentage limitations apply at the time of issuance and on an ongoing basis.

Market Opportunity

We believe the technical dislocations caused by fluctuating commodity prices, and favorable long-term industry fundamentals arising from future energy infrastructure needs, can create an attractive environment for investing in Natural Resource Companies.

The advent of the shale revolution—a result of technological breakthroughs in horizontal drilling and hydraulic fracturing—drastically increased North American oil and gas production starting in 2005, with technological changes first applied to natural gas production and later to crude oil production. As a result, U.S. oil production jumped 50% in 3 years, from a steady 2 billion barrels in 2011 to 3 billion barrels in 2014. We believe this increase in supply, coupled with the Organization of the Petroleum Exporting Countries’ (“OPEC”) refusal to relinquish market share and cut production, resulted in a severe market dislocation and led to the 58% decline in West Texas Intermediate spot oil prices from July 28, 2014 to August 31, 2016. We believe this market dislocation has shaped the ample opportunity set today.

Due to the decline in oil and natural gas prices from 2014 to 2016, many Natural Resource Companies suffered significant declines in equity value and many lost access to bank financing and the capital markets. Many energy participants—particularly in the upstream sector—were also forced to reevaluate and overhaul their capital structures, spending limits, and approaches to growth. We believe subsequent moves to cut capital expenditures in Northern American Natural Resource Companies have helped drive the energy market recovery in 2016 and 2017 as leaner and more streamlined survivors emerged. Further, we believe the ability of U.S. Natural Resource Companies to scale up and down opportunistically is a key component of our thesis on why the North American natural resources sector could potentially provide attractive risk-adjusted and total returns over the long-term.

We also believe energy industry fundamentals are supportive of long-term investment opportunities in the securities of Natural Resource Companies. The U.S. Energy Information Administration’s 2017 International Energy Outlook 2017 (IEO2017) projects that world energy consumption will grow by 28% between 2015 and 2040, with fossil fuels forecasted to meet 79% of anticipated energy needs. We believe this long term secular trend of rising global energy consumption will drive significant need for new energy exploration and new energy infrastructure assets, which are critical to connecting upstream production with downstream end-users. In particular, due to technological advances in drilling techniques over the past decade, namely hydraulic fracturing and horizontal drilling, the United States’ estimated technically recoverable resources of dry natural gas and oil have increased to more than 2,355 trillion cubic feet and 260 billion barrels, respectively, according to the U.S. Energy Information Administration. We believe the consequences of this shift in oil and gas supply dynamics are significant, and the opportunity set noteworthy: the International Energy Agency (IEA) projects that global energy and energy-related infrastructure will require $2.7 trillion per year of investment through 2040. Given the potential for a significant expansion in energy infrastructure spending, coupled with the recurring nature of maintenance capital necessary to maintain long-lived yet aging assets, we believe that select, well-researched, investments in Natural Resource Companies will be able to generate attractive risk-adjusted returns for investors over the long-term.

Investment Approach

With near-term opportunities we believe market dislocations create, and longer-term opportunities driven by an increased global demand for fossil fuels, we believe our underwriting and investment processes put us in an advantageous position to identify those companies with strong balance sheets, attainable growth prospects and experienced management teams. In particular, we believe Natural Resource Companies represent a large and diversified asset class with the following attractive and distinct investment characteristics that we intend to capitalize on:

●	Potential new participants face high capital and construction costs and extensive time to receive the necessary environmental and regulatory approvals for the development of energy assets.

●	Natural Resource Companies, particularly midstream companies and MLPs, can derive a significant portion of their revenues from customer contracts that are fee-based and limit direct commodity price risk. The fees or tariffs that midstream companies and MLPs charge their customers are often subject to escalation based on the rate of inflation.

●	Strategically important assets with market opportunity for growth: Natural Resource Companies, particularly midstream companies and MLPs, operate assets that are necessary for providing consumers access to energy-related products. Further, shifts in supply locations have created the need for additional energy infrastructure assets.

Competitive Advantages

We believe we offer our investors the following competitive strengths:

Experienced Senior Team. We believe that combining the breadth and depth of FS Energy Advisor’s and Magnetar’s senior management teams, bridging the wider resources of FS Investments and Magnetar, and the strength, investment track record and deep relationships of the dedicated energy franchise of the Magnetar investment management organization provide us with a significant competitive advantage relative to other funds investing in Natural Resource Companies with less institutional and professional energy experience.

Differentiated Investment Process. We seek to leverage the strength, depth and experience of FS Energy Advisor’s and Magnetar’s energy industry professionals and investment and risk management teams to mitigate the Fund’s exposure to unwanted macroeconomic and commodity price factors that could negatively impact the value of the Fund’s investments. We believe Magnetar’s institutionalized approach to risk management and security selection creates a competitive advantage by allowing us to minimize unwanted risks and instead focus on those investment factors that we believe give the Fund the best opportunity to generate superior risk-adjusted returns.

Flexible Investment Mandate. We believe that focusing on Natural Resource Companies across all energy sub-sectors, including upstream, midstream, downstream and services creates a competitive advantage by allowing us to invest in the opportunities representing attractive risk-adjusted returns in a broad range of economic conditions and commodity price environments without regard to specific sub-sector asset allocation limits. “Upstream” businesses find, develop and extract natural resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs. “Midstream” companies gather, process, store and transmit natural resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure. “Downstream” businesses refine, market and distribute refined natural resources, such as customer-ready natural gas, propane and gasoline, to end-user customers. “Services” refers to businesses that provide services to aid in the exploration and production of natural resources. In addition, we believe our ability to evaluate, underwrite and pursue investment opportunities across the capital structure provides us with a competitive advantage over other energy capital providers that take a narrower approach to evaluating risk and are more limited in the securities in which they invest.

Long-Term Investment Horizon. We believe our long-term investment horizon gives us the flexibility to maximize the returns on our investments without needing to manage to short-term capital demands. Unlike open-end mutual funds, which are forced to manage their portfolios to satisfy daily redemption requests to the potential detriment of long-term investors, the Fund is structured and managed to invest with a long-term focus. We believe the Fund’s long-term investment horizon provides us with opportunities to invest in Natural Resource Companies with higher total return potential than the opportunities available to those funds managing to daily liquidity.

No Legacy Portfolio. As a somewhat newly formed fund, we have not been adversely affected by the volatility in the commodities market that began in 2014 and do not hold an unattractive legacy portfolio. We believe this situation provides us with a significant competitive advantage as we are able to deploy our available capital into investments that are valued and structured to reflect current, rather than historical, market conditions and expectations. Without any legacy investments, we expect to be able to focus our efforts on sourcing and accessing new investments, rather than managing historical positions. There of course can be no assurance that volatility in the commodities market will not continue or reoccur following the Fund’s establishment of portfolio positions, which could lead to the Fund holding similarly unattractive positions.

Investment Philosophy

The Fund seeks to achieve its investment objective by focusing primarily on exchange or publicly-traded equity securities and debt securities issued by Natural Resource Companies. FS Energy Advisor and Magnetar believe the market dislocations created by fluctuating energy commodity prices present a desirable entry-point for energy-oriented investments, providing an attractive long-term total return environment for the Fund. By focusing on these investment opportunities and on strategies capitalizing on changing sources of energy supply, aging energy infrastructure, merger and acquisition activity in the energy sector and commodity price volatility, the Fund believes it can create a portfolio with the potential for high total returns while limiting the risk of the Fund. The investment philosophy employed by FS Energy Advisor and Magnetar on behalf of the Fund revolves around a disciplined investment review process that emphasizes team-wide collaboration and is based on the belief that a deep understanding of companies operating in the energy sector is critical to generating positive results. In pursuing this philosophy, the Fund seeks to leverage the combined expertise and strength of FS Energy Advisor and Magnetar as highlighted more fully below. The Fund believes that the breadth and depth of experience of FS Energy Advisor’s and Magnetar’s investment teams, together with the wider resources of Magnetar Capital and their relationships within the investment community, will provide a significant competitive advantage to the Fund in identifying and analyzing Natural Resource Companies.

The Investment Process

FS Energy Advisor’s and Magnetar’s investment professionals have extensive experience investing in the securities of companies operating in the energy sector and employ a rigorous “bottom up” and “top down” risk assessment to identify, evaluate, underwrite, monitor and exit all investment opportunities on behalf of the Fund. Magnetar’s overall approach to the underwriting process is to target those opportunities with current yield and asymmetric return profiles and involves team-wide collaboration at each step of the investment process to promote continuous idea sharing and thesis validation. Magnetar’s scale and energy sector expertise also provide access to an established platform for evaluating investments, managing risk and focusing on opportunities it believes have the potential to generate superior investment returns.

Identification

FS Energy Advisor and Magnetar seek to identify and refine an initial broad set of investment prospects and the Fund invests in the limited number of opportunities among these prospects which FS Energy Advisor and Magnetar believe will meet the Fund’s investment objectives and offer attractive risk-adjusted total returns. In identifying and refining the universe of investment opportunities, the process begins with a review of key market and corporate events to generate ideas and monitor existing positions, the frequency of which increases during market dislocations. These reviews are then augmented by new idea meetings and onsite and offsite meetings to further generate ideas across Magnetar’s entire investment platform. During the identification process, FS Energy Advisor and Magnetar will use their expertise in the energy sector to seek to strategically identify investments capitalizing on changing sources of energy supply, aging energy infrastructure, merger and acquisition activity in the energy sector and commodity price volatility.

Evaluation

FS Energy Advisor has engaged Magnetar to identify and evaluate investment opportunities across each energy sub-sector for its approval. In Magnetar’s initial review of an investment opportunity, Magnetar first determines whether the investment meets the Fund’s basic investment objective. Magnetar also evaluates other general criteria identified by FS Energy Advisor from time to time to determine whether the investment offers sufficient probability of attractive total returns with acceptable downside risk. These criteria include those relating to a company’s financial and operational position, such as its stability of cash flows and balance sheet, its industry position relative to competitors, its direct and indirect exposure to commodity prices and the quality of its management team. Criteria also include those relating to an individual security’s relative value vs. other investment opportunities, such as its price, yield, duration, growth prospects and valuation.

Diligence. The diligence stage of Magnetar’s underwriting process involves the execution of the diligence work plan. In this stage, Magnetar’s investment professionals will generally prepare their internal financial model. Magnetar may also engage third-party industry consultants as necessary to help the team gather data and better understand the short and long-term industry, sector and company fundamentals. Magnetar’s underwriting process is designed to identify those investments that will perform in a multitude of commodity price environments, and investment decisions generally are not based primarily on commodity price outcomes.

Investment Review. The final stage of Magnetar’s evaluation process is a review with Magnetar’s energy senior management. This review generally incorporates all prior work, which may include corporate presentations, earnings transcripts, sell-side research reports, financial modeling, asset review, valuation work, risk assessment, catalyst identification and any third-party industry or consultant reports. Magnetar’s energy senior management is then responsible for making the decision to (i) recommend an investment, (ii) remove the opportunity from the pipeline or (iii) monitor the situation and perform additional analysis.

FS Energy Advisor’s Review and Approval of Magnetar’s Investment Recommendations

After completing its internal research and underwriting process, and at the end of each following quarter or more frequently as market conditions may require, Magnetar will make formal recommendations for evaluation by FS Energy Advisor. In connection with its recommendations, Magnetar will transmit relevant materials and other information that Magnetar and FS Energy Advisor determine to be pertinent to the decision-making process. In addition, Magnetar will make its personnel available to answer inquiries by FS Energy Advisor in connection with its recommendations. The approval of all investments require pre-approval of FS Energy Advisor’s investment committee. When evaluating an investment opportunity, FS Energy Advisor will consider both the attractiveness of the specific security recommended for approval as well as the investment’s fit in the Fund’s overall portfolio. These considerations will include an analysis of the Fund’s allocations across (i) energy sub-sectors, including upstream, midstream, downstream and oilfield services, (ii) geographies, including the United States, Canada and other regions and (iii) capital structures, including equity securities, preferred stock, unsecured debt, secured debt and royalty interests, among others.

Monitoring

Portfolio Monitoring. FS Energy Advisor and Magnetar monitor the portfolio with a focus toward anticipating negative events or other adverse outcomes that may affect the value of the Fund’s investments. Ongoing due diligence begins with a daily review of all investments in the Fund’s portfolio and of key market and corporate events that have the potential to positively or negatively impact the value of an investment held by the Fund. FS Energy Advisor’s and Magnetar’s monitoring process also involves the review and evaluation of each company for any fundamental changes since the time of investment, including financial performance and business plan execution, and for any market changes in the value of the company’s securities or in commodity prices that may negatively impact the Fund or its investments.

Valuation Process. At the close of each business day, FS Energy Advisor values the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which were developed by the Board’s audit committee and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to FS Energy Advisor. On a quarterly basis, the Board will review the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluate whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”

Exit of Investment Positions

The Fund expects that a large portion of the investments in its portfolio may be sold in actively-traded secondary markets. However, some secondary, OTC markets are less transparent and liquid than exchange-traded marketplaces.

Leverage

The Fund intends to use leverage to seek to achieve its investment objective. The Fund may use leverage by borrowing funds from banks or other financial institutions, by investing in derivative instruments with leverage embedded in them, and/or by issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 33 1/3% of its Managed Assets (50% of its net assets). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by Shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the NAV per Share to a greater extent than if the Fund did not utilize leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of the Shares. During periods in which the Fund is using leverage, the fees paid to FS Energy Advisor will be higher than if the Fund did not use leverage, because the fees paid will be calculated on the basis of the Fund’s gross assets, which includes the proceeds from leverage. The Fund’s leverage strategy may not be successful.

Certain types of leverage by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

Under the 1940 Act, the Fund is not permitted to issue senior securities if, immediately after the issuance of such senior securities, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to senior securities representing indebtedness (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of assets). The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through share repurchases), if immediately after doing so it will have an asset coverage ratio of less than 300%. Under the 1940 Act, certain short-term borrowings (such as for cash management purposes) are not subject to these limitations if (i) repaid within 60 days, (ii) not extended or renewed, and (iii) not in excess of 5% of the total assets of the Fund.

See “Types of Investments and Related Risks – Risks Relating to Investment Strategies and Fund Investments – Leverage Risk” for an illustration of the effect of leverage on returns from an investment in the Shares.

The Fund may leverage its portfolio by entering into one or more credit facilities. If the Fund enters into a credit facility, the Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund would also likely have to indemnify the lenders under the credit facility against liabilities they may incur in connection therewith. In addition, the Fund expects that any credit facility would contain covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change certain of its investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund expects that any credit facility would have customary covenant, negative covenant and default provisions. There can be no assurances that the Fund will enter into an agreement for a credit facility, or one on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, a credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of debt securities or by the use of other forms of leverage.

The Fund may also utilize Derivative Strategies that have economic leverage embedded in them. The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

For risks associated with the Fund’s leverage strategies and the transactions associated therewith, see “Types of Investments and Related Risks.”

SCHEDULE OF INVESTMENTS

As of October 31, 2017, our investment portfolio consisted of thirty-six investments. We intend to continue to add securities to our portfolio as our offering progresses. The following is our investment portfolio as of October 31, 2017 (dollar amounts are presented in thousands):

Portfolio Company(a)	Footnotes	Industry	Number of Shares	Cost(b)	Fair Value(c)
Master Limited Partnerships—29.4%
Andeavor Logistics LP		Midstream	15,800	$804	$714
Archrock Partners, L.P.		Midstream	15,000	203	199
BP Midstream Partners LP		Midstream	13,000	226	234
Delek Logistics Partners, LP		Midstream	19,220	573	590
Energy Transfer Partners, L.P.		Midstream	80,000	1,599	1,393
MPLX LP		Midstream	20,000	687	705
Rice Midstream Partners LP	(e)	Midstream	15,000	305	311
Spectra Energy Partners, LP		Midstream	22,300	951	962
Tallgrass Energy Partners, LP		Midstream	4,500	227	196
Western Gas Partners, LP		Midstream	21,000	1,121	1,006
Westlake Chemical Partners LP	(e)	Downstream	41,000	902	912

Total Master Limited Partnerships				7,598	7,222

Preferred Equity—3.1%
Teekay LNG Partners L.P., Series A, 9.0%	(e)	Midstream	30,100	724	770

Total Preferred Equity				724	770

Common Equity—69.2%
AltaGas Ltd.	(e)(f)	Midstream	40,000	919	912
Antero Midstream GP LP	(e)	Midstream	25,150	506	471
BP p.l.c.	(e)	Upstream	32,000	1,110	1,301
Enbridge Energy Management, L.L.C.	(e)(g)	Midstream	99,847	1,576	1,438
EnLink Midstream, LLC	(e)	Midstream	46,000	791	713
Hoegh LNG Partners LP		Midstream	50,420	989	955
Kinder Morgan Canada Ltd.	(e)(f)	Midstream	58,823	742	756
Kinder Morgan, Inc.	(e)	Midstream	26,900	570	487
Macquarie Infrastructure Corp.	(e)	Midstream	18,000	1,354	1,252
Occidental Petroleum Corp.	(e)	Upstream	13,500	829	872
ONEOK, Inc.	(e)	Midstream	21,300	1,142	1,156
Pembina Pipeline Corp.	(e)(f)	Midstream	20,342	679	672
Plains GP Holdings, L.P., Class A Shares	(e)	Midstream	60,000	1,557	1,224
Royal Dutch Shell plc, Class B Shares	(e)	Upstream	23,200	1,307	1,516
Targa Resources Corp.	(e)	Midstream	28,000	1,518	1,162
The Williams Companies, Inc.	(e)	Midstream	45,000	1,331	1,283
TOTAL S.A.	(e)	Upstream	14,900	766	830

Total Common Equity				17,686	17,000

Portfolio Company(a)	Footnotes		Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
Fixed Income—18.8%(d)
Exterran Energy Solutions, L.P., 8.1%, 5/1/2025	(e)		Service & Equipment	$1,037	$1,068	$1,093
Extraction Oil & Gas, Inc., 7.4%, 5/15/2024	(e)		Upstream	1,000	1,035	1,065
Gulfport Energy Corp., 6.4%, 5/15/2025	(e)		Upstream	800	789	812
Jones Energy Holdings LLC, 9.3%, 3/15/2023	(e)		Upstream	300	300	239
Jupiter Resources Inc., 8.5%, 10/1/2022	(e)		Upstream	800	690	573
Weatherford International Ltd., 9.9%, 3/1/2039	(e)		Service & Equipment	800	879	836

Total Fixed Income					4,761	4,618

Short-Term Investments—6.2%
State Street Institutional Treasury Money Market Fund, Investment Class, 0.59%	(h	)			1,531	1,531

Total Short-Term Investments					1,531	1,531

TOTAL INVESTMENTS—126.7%					$32,300	31,141

LIABILITIES IN EXCESS OF OTHER ASSETS—(26.7)%						(6,565)

NET ASSETS—100.0%						$24,576

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Denominated in U.S. dollars unless otherwise noted.

(c)	Fair value is determined by the Board. See “Determination of Net Asset Value” in the Prospectus for additional information.

(d)	Investments classified as Level 3 in the Fund’s fair value hierarchy whereby fair value was determined by the Board.

(e)	Security or portion thereof is pledged as collateral supporting the amounts outstanding under the prime brokerage facility with BNP Paribas Prime Brokerage International, Ltd. (“BNP”). Securities may be rehypothecated from time to time as permitted under Rule 15c-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended, subject to terms and conditions governing the prime brokerage facility with BNP. As of October 31, 2017, there were no securities rehypothecated by BNP.

(f)	Investment denominated in Canadian dollars. Cost is converted into U.S. dollars on purchase date and fair value is converted into U.S. dollars as of October 31, 2017.

(g)	Security is non-income producing.

(h)	Rate represents the seven-day yield as of October 31, 2017.

TYPES OF INVESTMENTS AND RELATED RISKS

Investing in the Fund involves risks, including the risk that an investor may receive little or no return on his, her or its investment or that an investor may lose part or all of such investment. Therefore, investors should consider carefully the following principal risks before investing in the Fund. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund and the Shares. Prospective investors should read this entire prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the investment program of the Fund changes or develops over time, an investment in the Fund may be subject to risks not described in this prospectus. During the pendency of this Offering, the Fund will update this prospectus to account for any material changes in the risks involved with an investment in the Fund.

Risks Relating to Investment Strategies and Fund Investments

Natural Resource Company Risks. Investments in Natural Resource Companies are subject to risks due to a number of factors.

Commodity Price Risk. Because the Fund is focused in investments in Natural Resource Companies, the Fund may be more susceptible to risks associated with energy commodity prices than an investment company that does not concentrate in such investments or in the energy sector. The return on the Fund’s investments will be dependent on the operating margins achieved and cash flows generated by the companies in which it invests from the development of energy infrastructure and the acquisition, exploration, production, mining, processing (including fractionating), refining, transportation (including trans-loading), storage, servicing or marketing of natural resources, including, but not limited to, crude oil, natural gas, refined products, petrochemicals, natural gas liquids, coal, metal and renewable energy sources. These operating margins and cash flows may fluctuate widely in response to a variety of factors, including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported natural resources, political instability, conservation efforts and governmental regulation. Natural resource commodity prices have been very volatile in the past and such volatility is expected to continue. Natural Resource Companies engaged in crude oil and natural gas exploration, development or production, natural gas gathering and processing, crude oil refining and transportation and coal mining or sales may be directly affected by their respective Natural Resource commodity prices. The volatility of, and interrelationships between, commodity prices can also indirectly affect certain other natural resource companies due to the potential impact on the volume of commodities transported, processed, stored or distributed. Some companies that own the underlying energy commodity may be unable to effectively mitigate or manage direct margin exposure to commodity price levels. The prices of Natural Resource Companies’ securities can be adversely affected by market perceptions that their performance and distributions or dividends are directly tied to commodity prices.

Prices of oil and other energy commodities have at times experienced significant volatility. Although oil prices have recently recovered from ten-year lows, many companies in which the Fund may invest have been, and may continue to be, adversely impacted by declines in, and volatility of, prices of energy commodities. Low prices for energy commodities or continued volatility of such prices, could further erode such companies’ growth prospects, could negatively impact such companies’ ability to sustain attractive distribution levels, and could adversely impact the NAV of Shares and the ability of the Fund to continue to pay distributions on Shares.

Cyclicality Risk. The operating results of companies in the broader natural resource and energy sectors are cyclical, with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the natural resource and energy sectors may adversely affect the earnings or operating cash flows of the Natural Resource Companies in which the Fund will invest.

Supply Risk. The profitability of Natural Resource Companies, particularly those involved in processing, gathering and pipeline transportation, may be materially affected by the volume of natural gas or other energy commodities available for transportation, processing, storage or distribution. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing resources, import supply disruption, depressed commodity prices or otherwise, would reduce the revenue, operating income and operating cash flows of Natural Resource Companies and, therefore, their ability to make distributions or pay dividends.

Demand Risk. A sustained decline in demand for natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources could adversely affect a Natural Resource Company’s revenues and cash flows. Factors that could lead to a sustained decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity that is not, or is not expected to be, merely a short-term increase, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products. Demand may also be adversely affected by consumer sentiment with respect to global warming and by state or federal legislation intended to promote the use of alternative energy sources.

Depletion Risk. Natural Resource Companies engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time. Such companies seek to increase their reserves through expansion of their current businesses, acquisitions, further development of their existing sources of energy commodities, exploration of new sources of energy commodities or by entering into long-term contracts for additional reserves; however, there are risks associated with each of these potential strategies. If such companies fail to acquire additional reserves in a cost-effective manner and at a rate at least equal to the rate at which their existing reserves decline, their financial performance may suffer. Additionally, failure to replenish reserves could reduce the amount and affect the tax characterization of the distributions paid by such companies.

Reserve Risks. Natural Resource Companies engaged in the production of natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources, are subject to overstatement of the quantities of their reserves based upon any reserve estimates that prove to be inaccurate. This may occur because no commercially productive amounts of such energy commodities will be discovered as a result of drilling or other exploration activities, the curtailment, delay or cancellation of exploration activities or as a result of unexpected conditions or miscalculations, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental requirements and cost of, or shortages or delays in the availability of, drilling rigs and other exploration equipment, and operational risks and hazards associated with the development of the underlying properties, including natural disasters, blowouts, explosions, fires, leakage of such energy commodities, mechanical failures, cratering and pollution.

Risks Relating to Expansions and Acquisitions. Natural Resource Companies utilize a variety of strategies to increase cash flow, including increasing utilization of existing facilities, expanding operations through new construction or development activities, expanding operations through acquisition, or securing additional long-term contracts. Thus, some Natural Resource Companies may be subject to construction risk, development risk, acquisition risk or other risks arising from their specific business strategies. Natural Resource Companies that attempt to grow through acquisitions may not be able to effectively integrate acquired operations with their existing operations. In addition, acquisition or expansion projects may not perform as anticipated. A significant slowdown in merger and acquisition activity in the natural resource sector could reduce the growth rate of cash flows received by the Fund from Natural Resource Companies that grow through acquisitions.

Competition Risk. The natural resource sector is highly competitive. The Natural Resource Companies in which the Fund will invest face substantial competition from other companies, many of which will have greater financial, technological, human and other resources, in acquiring natural resource assets, obtaining and retaining customers and contracts and hiring and retaining qualified personnel. Larger companies may be able to pay more for assets and may have a greater ability to continue their operations during periods of low commodity prices. To the extent that Natural Resource Companies in which the Fund will invest are unable to compete effectively, their operating results, financial position, growth potential and cash flows may be adversely affected, which could in turn adversely affect the results of the Fund.

Weather Risk. Extreme weather conditions, such as Hurricane Ivan in 2004, Hurricanes Katrina and Rita in 2005, Hurricane Sandy in 2012 and Hurricane Maria in 2017, could result in substantial damage to the facilities of certain Natural Resource Companies located in the affected areas and significant volatility in the supply of natural resources, commodity prices and the earnings of Natural Resource Companies, and could therefore adversely affect their securities.

Interest Rate Risk. The prices of the equity and debt securities of the Natural Resource Companies the Fund expects to hold in its portfolio are susceptible in the short term to decline when interest rates rise. Rising interest rates could limit the capital appreciation of securities of certain investments as a result of the increased availability of alternative investments with yields comparable to those investments. Rising interest rates could adversely affect the financial performance of Natural Resource Companies generally by increasing their cost of capital. This may reduce their ability to execute acquisitions or expansion projects in a cost-effective manner. The risk of rising interest rates may be more pronounced because certain rates are near historical lows.

Sub-Sector Specific Risk. Natural Resource Companies are also subject to risks that are specific to the particular sub-sector of the natural resources’ sectors in which they operate.

Pipelines. Pipeline companies are subject to the demand for natural gas, natural gas liquids, crude oil or refined products in the markets they serve, changes in the availability of products for gathering, transportation, processing or sale due to natural declines in reserves and production in the supply areas serviced by the companies’ facilities, sharp decreases in crude oil or natural gas prices that cause producers to curtail production or reduce capital spending for exploration activities, and environmental regulation. Demand for gasoline, which accounts for a substantial portion of refined product transportation, depends on price, prevailing economic conditions in the markets served, and demographic and seasonal factors. Companies that own interstate pipelines that transport natural gas, natural gas liquids, crude oil or refined petroleum products are subject to regulation by the Federal Energy Regulatory Commission (“FERC”) with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such companies could have a material adverse effect on their business, financial condition, results of operations, cash flows and ability to pay cash distributions or dividends. In addition, there is substantial uncertainty regarding the outcome of legal proceedings relating to FERC’s tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. If FERC’s income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely affect the maximum tariff rates that such companies are permitted to charge for their transportation services, which would in turn adversely affect the results of operations and cash flows of those companies and their ability to pay cash distributions or dividends to their unit holders or shareholders. As a result of the Tax Cuts and Jobs Act of 2017, both prospective income tax allowances and maximum tariff rates may be lowered to reflect changes to corporate income tax rates and other section of the IRS code. FERC has directed pipelines with expansion projects pending to recalculate their incremental rates as a result of the change in the tax rates under the bill.

Gathering and Processing. Gathering and processing companies are subject to declines in the production of oil and natural gas fields, which utilize their gathering and processing facilities as a way to market their production. Prolonged declines in the price of natural gas or crude oil, which curtail drilling activity and therefore production, and declines in the prices of natural gas liquids and refined petroleum products, may lower processing margins. In addition, some gathering and processing contracts subject the gathering or processing company to direct commodity price risk.

Fracturing. Federal and state governments have recently been scrutinizing the process of hydraulic fracturing, which is a process used to enhance the extraction of underground resources, including natural gas, oil and geothermal energy. This scrutiny could result in more stringent regulation of the hydraulic fracturing process. In addition, recent lawsuits have targeted the alleged environmental effects of hydraulic fracturing. These measures could have a significant adverse impact on the profitability of Natural Resource Companies using this process.

Exploration and Production. Exploration, development and production companies are particularly vulnerable to declines in the demand for and prices of crude oil and natural gas. Reductions in prices for crude oil and natural gas can cause a given reservoir to become uneconomic for continued production earlier than it would if prices were higher, resulting in the plugging and abandonment of, and cessation of production from, that reservoir. In addition, lower commodity prices not only reduce revenues but also can result in substantial downward adjustments in reserve estimates. The accuracy of any reserve estimate is a function of the quality of available data, the accuracy of assumptions regarding future commodity prices and future exploration and development costs and engineering and geological interpretations and judgments. Different reserve engineers may make different estimates of reserve quantities and related revenue based on the same data. Actual oil and gas prices, development expenditures and operating expenses will vary from those assumed in reserve estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of reserves and future net cash flow being materially different from those estimated in reserve reports. In addition, results of drilling, testing and production and changes in prices after the date of reserve estimates may result in downward revisions to such estimates. Substantial downward adjustments in reserve estimates could have a material adverse effect on a given exploration and production company’s financial position and results of operations. In addition, due to natural declines in reserves and production, exploration and production companies must economically find or acquire and develop additional reserves in order to maintain and grow their revenues and distributions.

Propane. Propane companies are subject to earnings variability based upon weather patterns in the locations where they operate and increases in the wholesale price of propane, which reduce profit margins. In addition, propane companies are facing increased competition due to the growing availability of natural gas, fuel oil and alternative energy sources for residential heating.

Coal. Coal companies are subject to declines in the demand for and prices of coal. Demand variability can be based on weather conditions, the strength of the domestic economy, the level of coal stockpiles in their customer base, and the prices of competing sources of fuel for electric generation. They are also subject to supply variability based on geological conditions that reduce the productivity of mining operations, the availability of regulatory permits for mining activities and the availability of coal that meets the standards of the federal Clean Air Act of 1990, as amended (the “Clean Air Act”). Demand and prices for coal may also be affected by current and proposed regulatory limitations on emissions from coal-fired power plants and the facilities of other coal end-users. Such limitations may reduce demand for the coal produced and transported by coal companies. Certain coal companies could face declining revenues if they are unable to acquire additional coal reserves or other mineral reserves that are economically recoverable.

Metals. The price of metals has fluctuated widely in the past. Several factors may affect the price of metals, including: global supply and demand, which is influenced by such factors as industrial uses, central bank purchases and sales, and production and cost levels in metals producing countries. Economic weakness in rapidly developing economies such as China and India and flat to declining consumption in developed economies such as the United States could all have negative implications for demand. There is also increasing sovereign risk globally as governments try to increase their rents from mining projects. Excessive investment by mining companies trying to maintain or increase production levels could create price volatility. Production targets could lead mining companies to overspend on acquisitions or embark on costly projects during a time of uncertain economic growth and volatile prices. The price of precious metals, specifically, may also be influenced by investors’ expectations with respect to the rate of inflation, currency exchange rates, interest rates, investment and trading activities of hedge funds and commodity funds, and global or regional political, economic or financial events. In addition, there is no assurance that any precious metal will maintain its long-term value in terms of purchasing power. Any decline of prices of precious metals could have a materially adverse impact on the value of investments in the Fund. Gold and silver, in particular, have traded at or near all-time highs in the past five years. If the markets view gold, silver and related instruments as overvalued for any reason, the prices of gold, silver and related instruments may drop significantly. For example, in 1980, the price of gold spiked to an all-time high and then plummeted to values around 50% of its highest level. Such a pattern of rapid rise and decline could repeat itself, causing losses to the Fund.

Marine Shipping. Marine shipping companies are subject to supply of and demand for, and the level of consumption of, natural gas, liquefied natural gas, crude oil, refined petroleum products and liquefied petroleum gases in the supply areas and market areas they serve, all of which affect the demand for marine shipping services and therefore charter rates. Shipping companies’ vessels and cargoes are also subject to the risk of being damaged or lost due to marine disasters, extreme weather, mechanical failures, grounding, fire, explosions, collisions, human error, piracy, war and terrorism. Some vessels may also require replacement or significant capital improvements earlier than otherwise required due to changing regulatory standards. Shipping companies or their ships may be chartered in any country and the Fund’s investments in such issuers may be subject to risks similar to risks related to investments in non-U.S. securities.

Service Companies. The success of service companies may depend on their ability to meet the changing needs of customers, requiring them to successfully anticipate and respond to technological changes and processes in a cost-effective and timely manner. The introduction of new products and the emergence of shifting customer demands or changing industry standards could render existing services and products obsolete and unmarketable, which would have a significant effect on their ability to generate revenue. The business of a service company also may be adversely affected if it is unable to protect any patents and proprietary technology, as competitors may develop or patent similar technology used for services, and make this technology available to customers at a lower cost or on better contractual terms. In addition, service companies may be dependent upon a limited number of suppliers, and a supplier’s failure to provide products that meet quality, quantity, cost, or timeliness requirements, or an inability to obtain substitute sources on a timely basis, could violate contractual obligations. Service companies also may have a history of operating losses, may not be able to achieve profitability and may require additional capital to sustain their businesses.

Equipment Manufacturing Companies. Equipment manufacturing companies may rely on limited numbers of suppliers for raw materials, parts, components, and sub-assemblies, and are subject to the risk that suppliers may fail to fulfill commitments, resulting in the disruption of production, delays in shipment, increasing costs, and quality concerns. A significant portion of sales may be concentrated among a limited number of customers, and the loss or significant reduction in purchase orders could adversely affect equipment manufacturing companies’ financial condition and operations. Equipment manufacturing companies also may place orders for raw materials, parts, components, and subassemblies based on long-term forecasts. As demand may rapidly change, particularly during a downturn in the industry or adverse economic conditions, it may not be possible to timely amend orders. Equipment manufacturing companies may also utilize fixed-price contracts, and in such circumstances would be typically responsible for cost overruns. There is an inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected lead times. Equipment manufacturing companies may be exposed to intellectual property or potential product liability claims, which are inherent in the manufacturing, marketing and sale of products, and may face substantial liability for damages resulting from the faulty manufacture of products or improper use of products by end users.

Cash Flow Risk. The Fund will derive some of its cash flow from investments in equity securities of Natural Resource Companies. The amount of cash that the Fund has available to distribute to Shareholders will depend on the ability of the Natural Resource Companies in which the Fund has an interest to make distributions or pay dividends to their investors and the tax character of those distributions or dividends. The Fund will likely have no influence over the actions of the Natural Resource Companies in which it invests with respect to the payment of distributions or dividends. The amount of cash that any individual Natural Resource Company can distribute to its investors, including the Fund, will depend on the amount of cash it generates from operations, which will vary from quarter to quarter depending on factors affecting the energy sector generally and the particular business lines of the issuer. Available cash will also depend on the Natural Resource Company’s operating costs, capital expenditures, debt service requirements, acquisition costs (if any), fluctuations in working capital needs and other factors.

Regulatory Risk. The profitability of Natural Resource Companies could be adversely affected by changes in the regulatory environment. Natural Resource Companies are subject to significant foreign, federal, state and local regulation in virtually every aspect of their operations, including with respect to how facilities are constructed, maintained and operated, environmental and safety controls, the use of feedstocks and other inputs as well as processes utilized in the natural resources industry, the disposal of waste and byproducts, and the prices they may charge for the products and services they provide. Such regulation can change over time in both scope and intensity. For example, a particular by-product may be declared hazardous by a regulatory agency and unexpectedly increase production costs. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and could adversely affect the financial performance of Natural Resource Companies.

Specifically, the operations of wells, gathering systems, pipelines, refineries and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

●	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

●	the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

●	the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations that impose requirements for the handling and disposal of waste from facilities;

●	the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as “Superfund,” and comparable state laws and regulations that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by Natural Resource Companies or at locations to which they have sent waste for disposal;

●	the federal Occupational Safety and Health Act and Mine Safety and Health Act and the comparable state laws and regulations that impose obligations related to worker health and safety;

●	the federal Surface Mining Control and Reclamation Act and the comparable state laws and regulations that impose obligations related to surface mining and reclamation;

●	the federal Emergency Planning and Community Right to Know Act and the Toxic Substance Control Act and the comparable state laws and regulations that impose obligations related to chemicals and other harmful or dangerous substances;

●	the federal Oil Pollution Act (“OPA”) and the comparable laws and regulations that impose obligations related to oil spills and other oil-related activities; and

●	the various federal and state oil, gas and hazardous materials pipeline safety acts.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes, including RCRA, CERCLA, OPA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of oil or hazardous substances or other waste products into the environment or by the noise or effects of operations.

There is an inherent risk that Natural Resource Companies may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. For example, an accidental release from wells or gathering pipelines could subject them to substantial liabilities for environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase the compliance costs of Natural

Resource Companies, and the cost of any remediation that may become necessary. Natural Resource Companies may not be able to recover these costs from insurance.

Proposals for voluntary initiatives and mandatory controls have been adopted or are being discussed both in the United States and worldwide to reduce emissions of “greenhouse gases” such as carbon dioxide, a by-product of burning fossil fuels, and methane, the major constituent of natural gas, which many scientists and policymakers believe contribute to global climate change. Certain measures affecting coal-fired power plants have been proposed and any similar, more widespread measures, if adopted, could result in increased costs to certain Natural Resource Companies in which the Fund may invest to operate and maintain natural resource facilities and administer and manage a greenhouse gas emissions program.

In particular, in the wake of the Supreme Court decision holding that the Environmental Protection Agency (“EPA”) has some legal authority to deal with climate change under the federal Clean Air Act, the federal government, including the EPA and the Departments of Transportation, Energy, and Agriculture have initiated significant regulatory initiatives, which could regulate greenhouse gases and related activities from a wide range of Natural Resource Companies. In 2012, the EPA initiated new fuel efficiency standards for new vehicles through 2025, which were finalized in January 2017. The EPA has since opened a public comment period to reconsider the standards, with a decision expected April 1, 2018. The Interior Department and EPA have both issued rules around methane emissions and leaks. Following delays in implementation of the EPA rule, a court ordered enforcement of the rule in August 2017. In October 2017, Interior initiated a delay on their rule while the new administration pursued repeal and a court ordered reinstatement on February 23, 2018. In August 2015, the EPA finalized greenhouse gas emission standards for new, modified, or reconstructed power plants. Ensuing litigation is currently on hold following an executive order in March of 2017 directing the EPA to review the rule in light of the current administration’s energy goals. In August 2015, the EPA also finalized a national plan to reduce the emission of greenhouse gas emissions from electric power generators known as the Clean Power Plan. Litigation around the Clean Power Plan is on hold while the EPA pursues full repeal of the rule, announced in October 2017. No replacement rule has been proposed, but the Supreme Court decision on EPA authority may be used to compel regulation to replace the Clean Power Plan that may have similar adverse effects on Natural Resource Companies. The United States entered into the Paris climate accord, an international accord to limit greenhouse gas emissions, in 2015. The United States gave formal notice of withdrawal in June of 2017, but may not effectively withdraw from all obligations of the accord before November 2020. These actions have created significant uncertainty in the regulatory space and may reduce the demand for energy or raise prices, which may adversely affect the total return of certain of the Fund’s investments.

Congress continues to consider federal legislation proposals to impose obligations to reduce greenhouse gas emissions and states and regional actors are considering policies limiting emissions that have the potential to substantially affect the profitability of certain Natural Resource Companies in which the Fund has invested.

Further, sudden events impacting Natural Resource Companies, such as the explosion and sinking of the Deepwater Horizon drilling rig in the Gulf of Mexico in 2010 and resulting oil spill or the explosion of the chemical plant in West, Texas in 2013, may lead to increased governmental regulation of many facets of the regulatory environment in which Natural Resource Companies operate, any of which could result in significantly increased costs or reduced operations or opportunities.

Risks Associated with Hydraulic Fracturing. Federal and state legislative and regulatory initiatives relating to hydraulic fracturing, which is a process used to enhance the extraction of underground resources, including natural gas, oil and geothermal energy could result in increased costs and additional operating restrictions or delays as well as adversely affect demand for the services of Natural Resource Companies utilizing this process. Recently, there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies, including a final EPA report published in 2016 that found “scientific evidence that hydraulic fracturing can impact drinking water resources under some circumstances,” and proposals have been made to enact separate federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing. Congress has in recent legislative sessions considered legislation to amend the Safe Water Drinking Act (the “SWDA”), including legislation that would repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. The U.S. Congress may consider similar SWDA legislation in the future. In addition, the EPA has asserted federal regulatory authority pursuant to the SWDA over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance on February 11, 2014 addressing the performance of such activities using diesel fuels in those states where EPA is the permitting authority.

Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority over environmental aspects that result from certain hydraulic fracturing activities involving the use of diesel fuel and the Department of the Interior has asserted federal regulatory authority over drilling activities on federal land. In May 2014, the EPA issued an advanced notice of proposed rulemaking to consider, among other things, whether to set a national rule for disclosure of the constituents of hydraulic fracturing fluids. No action has been taken since that proposal. Certain endangered species (e.g., sage grouse) live near some hydraulic fracturing sites. State and federal regulation related to the protection of these endangered species could affect the ability of Natural Resource Companies to carry out hydraulic fracturing activities.

Various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing. This legislation and any implementing regulations could increase costs of compliance and doing business for Natural Resource Companies utilizing hydraulic fracturing.

Recent increases in the frequency of earthquakes in states where hydraulic fracturing takes place, for example Kansas, Ohio, and Oklahoma, have resulted in speculation that hydraulic fracturing may be connected to earthquakes, particularly near the locations of the wells in which the participants in the industry dispose of wastewater resulting from the hydraulic fracturing process. If research were to definitively establish a link between hydraulic fracturing and earthquakes, the Natural Resource Companies in which the Fund invests could be materially adversely affected.

The hydraulic fracturing process requires the disposal of wastewater through injection wells or the transportation of wastewater. Disposal of wastewater through injection wells sends the wastewater deep underground. Handling, storing and transporting wastewater also involves risks. Links between the flow of wastewater into other sources of water such as drinking water, or accidents or errors as a result of the handling, storing or transporting of wastewater could result in further regulation of the hydraulic fracturing process or litigation against Natural Resource Companies involved in hydraulic fracturing and therefore lead to losses on the Fund’s investment in such Natural Resource Companies.

Hydraulic fracturing requires substantial quantities of water. Sustained drought conditions – as have been experienced in California recently – could make hydraulic fracturing costlier and difficult to use at the current rate.

Legislation Risk. There have been proposals in Congress to eliminate certain tax incentives widely used by oil and gas companies and to impose new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect Natural Resource Companies in which the Fund invests and/or the energy sector generally.

Natural Resource Company Affiliated Party Risk. Certain Natural Resource Companies are dependent on their parents or sponsors for a majority of their revenues. Any failure by a Natural Resource Company’s parents or sponsors to satisfy their payments or obligations would impact such Natural Resource Company’s revenues and cash flows and ability to make distributions. Moreover, the terms of a Natural Resource Company’s transactions with its parent or sponsor are typically not arrived at on an arm’s-length basis, and may not be as favorable to the Natural Resource Company as a transaction with a non-affiliate.

Catastrophe Risk. The operations of Natural Resource Companies are subject to many hazards inherent in the development of energy infrastructure and the acquisition, exploration, production, mining, processing (including fractionating), refining, transportation (including trans-loading), storage, servicing or marketing of natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources, including damage to production equipment, pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction or other equipment; leaks of natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons; and fires and explosions. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, and might result in the curtailment or suspension of their related operations. Not all Natural Resource Companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect a Natural Resource Company’s operations and financial condition.

Interest Rate Risk. The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objective and the Fund’s rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for the Fund’s financing needs, if any.

Interest rates have recently been at or near historic lows. The historically low interest rate environment increases the risks associated with rising interest rates, including the potential for periods of volatility. The Fund currently faces a heightened level of interest rate risk, especially since the Federal Reserve Board has ended its quantitative easing program and has begun to increase certain benchmark interest rates. In the event of a rising interest rate environment, payments under floating rate debt instruments or equities generating yields would rise and there may be a significant number of issuers of such floating rate debt instruments or equities that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments or equities generating yields may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Material, Non-Public Information. From time to time, FS Energy Advisor, Magnetar or their affiliates may come into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire investments or dispose of investments held by the Fund. The Fund’s investment flexibility may be constrained as a consequence of the inability of FS Energy Advisor or Magnetar to use such information for trading or investment purposes. Moreover, FS Energy Advisor, Magnetar or their affiliates may acquire confidential or material, non-public information or be restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Energy Advisor or Magnetar would otherwise take such an action.

Income Trust Risk. Income Trusts are exposed to many of the same risks as other Natural Resource Companies, as summarized above. In addition, the value of the equity securities of the Income Trusts in which the Fund invests may fluctuate in accordance with exchange rates, changes in the financial condition of those Income Trusts, the amount of distributions paid by those Income Trusts and other factors. U.S. Income Trusts distribute to unitholders substantially all of the cash flow they receive from the production and sale of underlying crude oil, natural gas liquid and natural gas reserves. The amount of distributions paid by those Income Trusts will vary based on production levels, commodity prices, royalty rates and certain expenses, deductions and costs and, accordingly, can be highly volatile. This, in turn, will impact the value of equity securities issued by those Income Trusts. Moreover, as a U.S. Income Trust’s underlying reserves are produced, the remaining reserves available are depleted and production declines. As this decline occurs, the value of equity securities issued by the Income Trust may decline as well.

Income Trust Tax Risks. There are certain tax risks associated with the Income Trusts in which the Fund may invest. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the value of the Fund’s investments, as well as on the after-tax income available for distribution by the Income Trusts, which in turn would reduce the cash available to the Fund for distribution to its Shareholders. Additionally, certain Income Trusts are treated as grantor trusts for federal income tax purposes and generally pass through tax items such as income, gain or loss. In such cases, the Fund will be required to monitor the individual underlying items of income that the Fund receives from such grantor trusts to determine how it will characterize such income for purposes of meeting the income, asset and distribution requirements applicable to RICs. See “Tax Aspects—Taxation of the Fund.”

MLP Risk. Natural Resource Companies in which the Fund may invest may include MLPs. The Fund may also invest in MLPs that are not Natural Resource Companies. To the extent the Fund invests in MLPs that are also Natural Resource Companies, such investments will be subject to all of the risks applicable to Natural Resource Companies, as described above, as well as to risks applicable to MLPs generally. An investment in MLP units involves certain risks inherent in the structure of MLPs which differ from an investment in the common stock of a corporation, including (i) the limited ability to elect or remove management or the general partner or managing member, (ii) limited voting rights, except with respect to extraordinary transactions, and (iii) conflicts of interest between the general partner or managing member and its affiliates, on the one hand, and the limited partners or members, on the other hand, including those arising from incentive distribution payments or corporate opportunities. In addition, there are certain tax risks associated with an investment in MLP units.

The value of MLP common units are subject to the same risks described below under the heading “Equity Securities Risk.” The additional risks described below also apply to MLP equity securities.

MLP Subordinated Units. MLP subordinated units are not typically listed on an exchange or publicly traded, and the Fund may acquire outstanding subordinated units from the holders or directly from the issuer in a private investment in public equity (“PIPE”) transaction. The purpose of the convertible subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed to common unit holders. Convertible subordinated units generally are not entitled to distributions until holders of common units have received specified minimum quarterly distributions, plus any arrearages, and may receive less in distributions upon liquidation. Convertible subordinated unit holders generally are entitled to a minimum quarterly distribution prior to the payment of incentive distributions to the general partner, but are not entitled to arrearage rights. In the event of liquidation, common units also have preference over subordinated units, but not debt or preferred units, to the remaining assets of the MLP. Therefore, they generally entail greater risk than MLP common units. Most MLP subordinated units are convertible into common units after the passage of a specified period of time or upon the achievement by the MLP of specified financial goals.

General Partner and Managing Member Interests. As part of the Fund’s investment strategy, the Fund may invest in MLPs or other entities that hold a general partner or managing member interest and incentive distribution rights in MLPs (a “GP Investor”). General partner and managing member interests are generally not publicly traded, although they may be owned by publicly traded entities such as a GP Investor. A holder of general partner or managing member interests can be liable in certain circumstances for amounts greater than the amount of the holder’s investment. In addition, while a general partner or managing member’s incentive distribution rights can mean that general partners and managing members have higher distribution growth prospects than their underlying MLPs, these incentive distribution payments would decline at a greater rate than the decline rate in quarterly distributions to common or subordinated unit holders in the event of a reduction in the MLP’s quarterly distribution. A general partner or managing member interest can be redeemed by the MLP if the MLP unit holders choose to remove the general partner, typically by a supermajority vote of the limited partners or members, which typically can be very difficult to accomplish.

MLP Tax Considerations. MLPs are generally intended to be treated as partnerships for U.S. federal income tax purposes. To qualify as a partnership for U.S. federal income tax purposes, an MLP must receive at least 90% of its income from qualifying sources such as interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, gain from the sale or disposition of a capital asset held for the production of income described in the foregoing and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, mining, refining, marketing and transportation (including pipelines), of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Due to their partnership structure, MLPs generally do not pay income taxes. Thus, unlike investors in corporate securities, direct MLP investors are generally not subject to double taxation (i.e. corporate level tax and tax on corporate dividends).

The benefit the Fund derives from an investment in MLPs is largely dependent on the MLPs being treated as partnerships for U.S. federal income tax purposes (i.e., having no U.S. federal income tax liability at the entity level). If, as a result of a change in current law or a change in an MLP’s business, an MLP is treated as a corporation for U.S. federal income tax purposes, such MLP would be obligated to pay U.S. federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for U.S. federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by the Fund would be taxed under U.S. federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). In addition, taxes, penalties, and interest associated with an audit of a partnership are generally to be assessed and collected at the partnership level.

Accordingly, even if an MLP were to remain classified as a partnership, it could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of such MLP, could be required to bear the economic burden of those taxes, interest and penalties even though we, as a RIC, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Treatment of an MLP as a corporation for U.S. federal income tax purposes, or payments required to be made by an MLP as a result of an audit adjustment, would result in a reduction in the after-tax return to the Fund, likely causing a reduction in the value of the Shares. In addition, if the Fund receives a Schedule K-1 from an MLP after having mailed a Form 1099-DIV to Shareholders, and the Fund’s estimates with respect to the applicable MLP are determined to have been materially incorrect, the Fund may be required to mail an amended Form 1099-DIV to Shareholders.

The Fund’s ability to meet its investment objective will depend on the level of taxable income and distributions and dividends it receives from the MLPs and other Natural Resource Company securities in which the Fund may invest, a factor over which the Fund has no control. As a limited partner in the MLPs in which the Fund seeks to invest, the Fund will, for U.S. federal income tax purposes, be allocated its share of income, gains, losses, deductions and credits from those MLPs, regardless of whether the Fund has received any distributions from such MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has generally been significantly lower than cash distributions paid by MLPs. The Fund will be subject to the RIC distribution requirement on its share of an MLP’s income and gains that is not offset by available tax deductions, losses, and credits of the MLP or the Fund. The percentage of an MLP’s income and gains which is offset by tax deductions, losses, and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in the Fund’s portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in the Fund’s investment company taxable income that it is required to distribute to Shareholders to maintain its status as a RIC and to eliminate its liability for U.S. federal income and excise taxes. If the Fund’s income from its investments in MLPs exceeds the cash distributions received from such investments, the Fund may need to obtain cash from other sources in order to satisfy the Fund’s annual distribution requirement. If the Fund is unable to obtain cash from other sources, it may fail to qualify for RIC tax treatment or become subject to corporate-level U.S. federal income or excise taxes on undistributed income. The Fund may also recognize gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed in order to avoid liability for corporate-level U.S. federal income taxes on such gain. See “Tax Aspects.”

Other Equity Securities Risk. The Fund may invest in equity securities of issuers other than Natural Resource Companies, including common stock of issuers engaged in other sectors. Such issuers may be organized and/or taxed as corporations and therefore may not offer the advantageous tax characteristics of MLPs.

Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly under-performed relative to fixed income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers.

Investments in American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”) and other similar global instruments are generally subject to risks associated with equity securities and investments in non-U.S. securities. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. See “—Depositary Receipts.”

Dividends. The Fund may invest in equity securities. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. Dividend producing equity securities, in particular those whose market price is closely related to their yield, may exhibit greater sensitivity to interest rate changes. See “—Interest Rate Risk.” The Fund’s investments in dividend producing equity securities may also limit its potential for appreciation during a broad market advance.

The prices of dividend producing equity securities can be highly volatile. Investors should not assume that the Fund’s investments in these securities will necessarily reduce the volatility of the Fund’s NAV or provide “protection,” compared to other types of equity securities, when markets perform poorly.

Smaller Capitalization Company Risk. The Fund may invest from time to time in smaller and midsize companies. Smaller capitalization companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. If a product fails or there are other adverse developments, or if management changes, the Fund’s investment in a smaller capitalization company may lose substantial value. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts.

The securities of smaller capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization securities or the market as a whole. In addition, smaller capitalization securities may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Investing in smaller capitalization securities requires a longer term view.

Small and Mid-Cap Stock Risk. The Fund may invest in companies with small or medium capitalizations. Smaller and medium capitalization stocks can be more volatile than, and perform differently from, larger capitalization stocks. There may be less trading in a smaller or medium company’s stock, which means that buy and sell transactions in that stock could have a larger impact on the stock’s price than is the case with larger company stocks. Smaller and medium company stocks may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Smaller and medium companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller and medium company’s stock price than is the case for a larger company. As a result, the purchase or sale of more than a limited number of shares of a small and medium company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium company stocks may not be well known to the investing public.

Investments in Unseasoned Companies Risk. The Fund intends to invest in the securities of smaller, less seasoned companies. These investments may present greater opportunities for growth but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Fund may invest will be start-up companies which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies, which may or may not be in the same industry, may have substantially greater financial resources than many of the companies in which the Fund may invest.

Securities of Smaller and Emerging Growth Companies. Investment in smaller or emerging growth companies involves greater risk than is customarily associated with investments in more established companies. The securities of smaller or emerging growth companies may be subject to more abrupt or erratic market movements than larger, more established companies or the market average in general. These companies may have limited product lines, markets or financial resources, or they may be dependent on a limited management group.

While smaller or emerging growth company issuers may offer greater opportunities for capital appreciation than large cap issuers, investments in smaller or emerging growth companies may involve greater risks and thus may be considered speculative. Fund management believes that properly selected companies of this type have the potential to increase their earnings or market valuation at a rate substantially in excess of the general growth of the economy. Full development of these companies and trends frequently takes time.

Small cap and emerging growth securities will often be traded only in the OTC market or on a regional securities exchange and may not be traded every day or in the volume typical of trading on a national securities exchange. As a result, the disposition by the Fund of portfolio securities may require the Fund to make many small sales over a lengthy period of time, or to sell these securities at a discount from market prices or during periods when, in Fund management’s judgment, such disposition is not desirable.

The process of selection and continuous supervision by Fund management does not, of course, guarantee successful investment results; however, it does provide access to an asset class not available to the average individual due to the time and cost involved. Careful initial selection is particularly important in this area as many new enterprises have promise but lack certain of the fundamental factors necessary to prosper. Investing in small cap and emerging growth companies requires specialized research and analysis. In addition, many investors cannot invest sufficient assets in such companies to provide wide diversification.

Most individual investors generally know very little about small companies although some may be dominant in their respective industries. The Fund may invest in securities of small issuers in the relatively early stages of business development that have a new technology, a unique or proprietary product or service, or a favorable market position. Such companies may not be counted upon to develop into major industrial companies.

Equity securities of specific small cap issuers may present different opportunities for long-term capital appreciation during varying portions of economic or securities market cycles, as well as during varying stages of their business development. The market valuation of small cap issuers tends to fluctuate during economic or market cycles, presenting attractive investment opportunities at various points during these cycles.

Smaller companies, due to the size and kinds of markets that they serve, may be less susceptible than large companies to intervention from the U.S. federal government by means of price controls, regulations or litigation.

Growth Stock Risk. Securities of growth companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. Stocks of companies FS Energy Advisor believes are fast-growing may trade at a higher multiple of current earnings than other stocks. The values of these stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. Earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth. If FS Energy Advisor’s assessment of the prospects for a company’s earnings growth is wrong, or if FS Energy Advisor’s judgment of how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or may not approach the value that FS Energy Advisor has placed on it.

Value Stock Risk. A particular risk of the Fund’s value stock investments is that some holdings may not recover and provide the capital growth anticipated or a stock judged to be undervalued may actually be appropriately priced. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings, and industrial production. The market may not favor value-oriented stocks and may not favor equities at all. During those periods, the Fund’s relative performance may suffer. FS Energy Advisor may be wrong in its assessment of a company’s value and the stocks the Fund owns may not reach what FS Energy Advisor believes are their full values.

Risks Associated with Private Company Investments. At any given time, the Fund anticipates making investments in private companies that the Fund may need to hold for several years or longer. The Fund may invest in equity securities or debt securities, including debt securities issued with warrants to purchase equity securities or that are convertible into equity securities, of private companies. The Fund may enter into private company investments identified by FS Energy Advisor or Magnetar, or may co-invest in private company investment opportunities owned or identified by other third party investors, such as private equity firms, with which none of the Fund nor FS Energy Advisor nor Magnetar is affiliated. However, the Fund does not intend to invest in hedge funds or private equity funds.

Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, FS Energy Advisor and Magnetar may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives.

Private Company Management Risk. Private companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company. The Fund generally does not intend to hold controlling positions in the private companies in which it invests. As a result, the Fund is subject to the risk that a company may make business decisions with which the Fund disagrees, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity of such private investments, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a private portfolio company and may therefore suffer a decrease in the value of the investment.

Private Company Liquidity Risk. Securities issued by private companies are typically illiquid. If there is no readily available trading market for privately issued securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded. See “—Liquidity Risk.”

Private Company Valuation Risk. There is typically not a readily available market value for the Fund’s private investments. The Fund values private company investments in accordance with valuation guidelines adopted by the Board, that the Board, in good faith, believes are designed to accurately reflect the fair value of securities valued in accordance with such guidelines. The Fund is not required to but may utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. Valuation of private company investments may involve application of one or more of the following factors: (i) analysis of valuations of publicly traded companies in a similar line of business, (ii) analysis of valuations for comparable merger or acquisition transactions, (iii) yield analysis and (iv) discounted cash flow analysis. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the amounts the Fund may realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s investments that have no readily available market values may differ from the impact of such changes on the readily available market values for the Fund’s other investments. The Fund’s NAV could be adversely affected if the Fund’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such investments.

Reliance on FS Energy Advisor and Magnetar. The Fund may enter into private investments identified by FS Energy Advisor and Magnetar, in which case the Fund will be more reliant upon the ability of FS Energy Advisor and Magnetar to identify, research, analyze, negotiate and monitor such investments, than is the case with investments in publicly traded securities. As little public information exists about many private companies, the Fund will be required to rely on FS Energy Advisor’s and Magnetar’s diligence efforts to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. The costs of diligencing, negotiating and monitoring private investments will be borne by the Fund, which may reduce the Fund’s returns.

Co-Investment Risk. The Fund may also co-invest in private investments sourced by third party investors unaffiliated with either the Fund, FS Energy Advisor or Magnetar, such as private equity firms. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the lead investor in the transaction. To the extent that the lead investor in such a co-investment opportunity assumes control of the management of the private company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate and monitor such investments, but also on the lead investor’s ability to successfully oversee the operation of the company’s business. The Fund’s ability to dispose of such investments is typically severely limited, both by the fact that the securities are unregistered and illiquid and by contractual restrictions that may preclude the Fund from selling such investment. Often, the Fund may exit such investment only in a transaction, such as an initial public offering or sale of the company, on terms arranged by the lead investor. Such investments may be subject to additional valuation risk, as the Fund’s ability to accurately determine the fair value of the investment may depend upon the receipt of information from the lead investor. The valuation assigned to such an investment through application of the Fund’s valuation procedures may differ from the valuation assigned to that investment by other co-investors.

Private Debt Securities Risk. Private companies in which the Fund invests may be unable to meet their obligations under debt securities held by the Fund, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. Private companies in which the Fund invests may have, or may be permitted to incur, other debt that ranks equally with, or senior to, debt securities in which the Fund invests. Privately issued debt securities are often of below investment grade quality and frequently are unrated. See “—High-Yield Instruments Risks.”

New Issues Risk. “New Issues” are initial public offerings (“IPOs”) of U.S. equity securities. Investments in companies that have recently gone public have the potential to produce substantial gains for the Fund. However, there is no assurance that the Fund will have access to profitable initial public offerings and therefore investors should not rely on any past gains from IPOs as an indication of future performance. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Fund is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO. When an IPO is brought to the market, availability may be limited and the Fund may not be able to buy any shares at the offering price, or, if it is able to buy shares, it may not be able to buy as many shares at the offering price as it would like.

Preferred Securities Risk. Preferred securities issued by an entity taxable as a corporation generally pay fixed or adjustable rate dividends (or a combination thereof – e.g., a fixed rate that moves to an adjustable rate after some period of time) to investors and generally have a “preference” over common stock in the payment of dividends and the liquidation of a company’s assets. This means that a company must pay dividends on preferred stock before paying any dividends on its common stock. In order to be payable, distributions on such preferred securities must be declared by the issuer’s board of directors. Income payments on typical preferred securities currently outstanding are cumulative, causing dividends and distributions to accumulate even if not declared by the board of directors or otherwise made payable. In such a case all accumulated dividends must be paid before any dividend on the common stock can be paid. However, some preferred stocks are non-cumulative, in which case dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred stock held by the Fund determine not to pay dividends on such stock, the amount of dividends the Fund pays may be adversely affected. There are no assurances that dividends or distributions on the preferred securities in which the Fund may invest will be declared or otherwise made payable.

Preferred stockholders usually have no right to vote for corporate directors or on other matters. Shares of preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market value of preferred securities may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred securities, and by actual and anticipated changes in tax laws, such as changes in corporate income tax rates or the “Dividends Received Deduction.” Because the claim on an issuer’s earnings represented by traditional preferred securities may become onerous when interest rates fall below the rate payable on such securities, the issuer may redeem the securities. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher rate-paying fixed rate preferred securities may be reduced and the Fund may be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

There are special risks associated with investing in preferred securities, including:

Deferral Risk. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

Subordination Risk. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than debt instruments.

Limited Voting Rights Risk. Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights. In the case of trust preferred securities, holders generally have no voting rights, except if (i) the issuer fails to pay dividends for a specified period of time or (ii) a declaration of default occurs and is continuing.

Special Redemption Rights Risk. In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by certain changes in U.S. federal income tax or securities laws. As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by the Fund.

Convertible Securities Risk. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.

Risks Associated with an Investment in PIPE Transactions. Investors who participate in PIPE transactions purchase securities directly from a publicly-traded entity in a private placement transaction, typically at a discount to the market price of the entity’s securities. Because the sale of the securities is not registered under the Securities Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets, and thus may present the risk that an investor may not be able to liquidate those securities in light of the investor’s need to raise cash. Accordingly, the issuer will typically agree as part of the PIPE deal to register the restricted securities with the SEC. PIPE securities may be deemed illiquid and entail the risks described under “—Liquidity Risk” below. There is no assurance that such securities will ever be registered with the SEC and there may be a significant delay before such PIPE securities may be sold.

Liquidity Risk. The Fund may invest without limitation in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities may also be more difficult to value, especially in challenging markets. FS Energy Advisor’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period.

Bond Liquidity Risk. To the extent that the traditional dealer counterparties that engage in debt trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time, relatively low levels of dealer inventories could lead to decreased liquidity and increased volatility in the debt markets. Additionally, market participants other than the Fund may attempt to sell debt holdings at the same time as the Fund, which could cause downward pricing pressure and contribute to illiquidity.

Depositary Receipts. The Fund may hold investments in sponsored and unsponsored ADRs, EDRs, GDRs and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Rule 144A Securities Risk. The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act (“Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with certainty how the market for Rule 144A Securities will develop, the Board directs FS Energy Advisor to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Exchange-Traded Fund Risk. The Fund may invest in exchange-traded funds (“ETFs”), which are a type of investment company bought and sold on a securities exchange. An ETF typically represents a fixed portfolio of securities designed to track a particular market index. The risks of owning an ETF generally reflect the risks of owning the underlying securities that they are designed to track, although lack of liquidity in an ETF could result in its being more volatile. Some ETFs are actively-managed by an investment adviser and/or sub-advisers. Actively-managed ETFs are subject to the risk of poor investment selection. The Fund may incur brokerage fees in connection with its purchase of ETF shares. The purchase of shares of ETFs may result in duplication of expenses, including advisory fees, in addition to the Fund’s own expenses. The 1940 Act restricts investments by registered investment companies, such as the Fund, in the securities of other investment companies, including ETFs. However, pursuant to exemptive orders issued by the SEC to various ETF sponsors, the Fund is permitted to invest in these ETFs beyond the limits set forth in the 1940 Act subject to certain terms and conditions set forth in the applicable exemptive order, including a condition that the Fund enter into an agreement with the relevant ETF sponsor prior to investing beyond the 1940 Act’s limits.

Exchange-Traded Notes Risk. The Fund may invest in exchange-traded notes (“ETNs”), which are a type of unsecured, unsubordinated debt security. ETNs combine certain aspects of bonds and ETFs. Similarly to ETFs, ETNs are traded on a securities exchange during normal trading hours, although trading volume can be limited. However, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to the principal amount, subject to the day’s index factor. ETN returns are based upon the performance of a market index minus applicable fees. ETNs do not make periodic coupon payments and provide no principal protection. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index. The value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying index remaining unchanged.

Valuation Risk. There may be no central place or exchange for certain of the securities or instruments in which the Fund invests. Bonds and certain other debt securities, for example, generally trade on an OTC market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of bonds and certain other debt securities may carry more risk than that of common stock which trades on national exchanges. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a bond or other debt security is sold in the market, the amount received by the Fund is less than the value of such bond or other debt security carried on the Fund’s books.

Debt Instruments Risk. The Fund may invest in various types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated,

and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “—Credit Risk.”

Non-Performing and Distressed Nature of Debt. Certain debt instruments purchased by the Fund may be non-performing and possibly in default. Furthermore, the borrower or relevant guarantor may also be in bankruptcy or liquidation. The Fund may also invest in debt instruments that are performing but are currently distressed and have a high risk of becoming non-performing. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.

The Fund may invest in debtor-in-possession financings. In such investments there is a risk that the underlying borrower may not successfully come out of Chapter 11 proceedings and may be forced to liquidate its assets in which case the Fund’s only recourse will be against the security provided by the borrower (which may not be sufficient to cover related losses).

Credit Risk. The Fund’s debt investments are subject to the risk of non-payment of scheduled interest or principal by the borrowers with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Although the Fund may invest in investments that FS Energy Advisor and Magnetar believe are secured by specific collateral, the value of which may exceed the principal amount of the Fund’s investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. Moreover, the Fund’s investments in secured debt may be unperfected for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated. The Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a portfolio company’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

Credit Ratings Risk. Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest may exist that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.

Covenant Breach Risk. A borrower may fail to satisfy financial or operating covenants, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.

Prepayment and Maturity Extension Risk. Prepayment risk occurs when a debt investment held by the Fund can be repaid in whole or in part prior to its maturity. The amount of prepayable obligations in which the Fund invests from time to time may be affected by general business conditions, market interest rates, borrowers’ financial conditions and competitive conditions among lenders. In a period of declining interest rates, borrowers may prepay investments more quickly than anticipated, reducing the yield to maturity and the average life of the relevant investment. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate of interest on the security that was prepaid. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income, which may be taxable as ordinary income to investors. In a period of rising interest rates, prepayments of investments may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change an investment that was considered short- or intermediate-term at the time of purchase into a longer-term investment. Since the value of longer-term investments generally fluctuates more widely in response to changes in interest rates than shorter-term investments, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an investment with prepayment features may not increase as much as that of other fixed-income securities, and, as noted above, changes in market rates of interest may accelerate or delay prepayments and thus affect maturities.

High-Yield Instruments Risk. The Fund may invest in debt securities and instruments that are classified as “higher-yielding” (and, therefore, higher-risk) investments. In most cases, such investments will be rated below investment grade by one or more nationally recognized statistical rating organizations (“NRSROs”) or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. The ratings of Moody’s, S&P and Fitch, which are described in Appendix A to the Statement of Additional Information, represent their respective opinions as to the quality of the obligations they undertake to rate. Such securities and instruments are generally not exchange-traded and, as a result, trade in the OTC marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The market for high-yield securities periodically experiences periods of significant volatility and reduced liquidity, which may make it difficult for the Fund to sell such securities or could result in the Fund receiving lower prices for such securities than those used in calculating the Fund’s NAV. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high-yield debt securities.

Mezzanine Investments Risk. The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.

Special Situations, Distressed and Event-Driven Investing Risk. The Fund may invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant income and returns for the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is particularly high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.

The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the Fund had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring, which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, be delayed or result in a distribution of cash or a new security, the value of which may be less than the purchase price to the Fund of the investment in respect of which such distribution was made.

Derivative Strategies and Derivatives Risk. The Fund may utilize Derivative Strategies for risk management purposes as well as to obtain leverage or to create synthetic positions, including to attempt to protect against possible changes in the market value of the Fund’s portfolio resulting from trends in the securities markets and changes in interest rates or to protect the Fund’s unrealized gains in the value of its portfolio securities, to facilitate the sale of portfolio securities for investment purposes, to establish a position in the securities markets as a temporary substitute for purchasing particular securities or to enhance income or gain.

The Fund’s Derivative Strategies have risks, including: the imperfect correlation between the value of such instruments and the underlying assets of the Fund, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio; the loss of principal; the possible default of the counterparty to the transaction, known as “counterparty risk”; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding, or may not recover at all. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security. Derivative investments generally give rise to a form of financial leverage, which will magnify the Fund’s risk of owning such instruments. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.

As discussed further below under “—Risks Relating to the Fund’s Investment Program—Legal and Regulatory Risks,” the Dodd-Frank Act has initiated a significant revision of the U.S. financial regulatory framework for derivative instruments that is continuing to unfold and has impacted, and will likely continue to impact, the use of derivatives. The regulations that have been implemented pursuant to the Dodd-Frank Act have or will impose restrictions on parties that utilize derivatives, including the Fund and its counterparties. In particular, Title VII of the Dodd-Frank Act sets forth a new legislative framework for derivatives in which the Fund may invest. Title VII of the Dodd-Frank Act makes broad changes to the OTC derivatives market, grants significant new authority to the SEC and The Commodity Futures Trading Commission (the “CFTC”) to regulate OTC derivatives and market participants, and requires clearing and exchange trading of many OTC derivatives transactions. The Dodd-Frank Act and the CFTC’s and SEC’s new regulations may negatively impact the Fund’s ability to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. New requirements, even if not directly applicable to the

Fund, may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors. Certain of the implementing regulations have not yet been finalized. Accordingly, the ultimate impact of the Dodd-Frank Act, including on the derivative instruments in which the Fund may invest, is not yet certain.

Many OTC derivatives are valued on the basis of dealers’ pricing of these instruments. However, the price at which dealers value a particular derivative and the price which the same dealers would actually be willing to pay for such derivative should the Fund wish or be forced to sell such position may be materially different. Such differences can result in misstatement of the Fund’s NAV and may impact the Fund’s ability to sell derivative instruments. Exchange-traded derivatives and OTC derivative transactions submitted for clearing through a central counterparty have become subject to minimum initial and variation margin requirements set by the relevant clearinghouse, as well as possible SEC- or CFTC- mandated margin requirements. These regulators also have broad discretion to impose margin requirements on non-cleared OTC derivatives. These margin requirements will increase the overall costs for the Fund.

While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

The Fund’s investments may be structured through the use of OTC options and swaps or other indirect investment transactions. Such transactions may be entered into with a small number of counterparties resulting in a concentration of counterparty risk. The exercise of counterparty rights under such arrangements, including forced sales of securities, may have a significant adverse impact on the Fund and its NAV.

Swap Risk. The Fund may also invest in credit default swaps, total return swaps and interest rate swaps, all of which are derivative instruments. In a total return swap, the Fund pays the counterparty a floating short-term interest rate and receives in exchange the total return of underlying reference assets. The Fund bears the risk of changes in value in the underlying reference assets. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments.

In a credit default swap, the protection “buyer” may be obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract, provided that no credit event on the reference obligation occurs. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional amount) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or if the swap is cash settled the seller may be required to deliver the related net cash amount (the difference between the market value of the reference obligation and its par value). The credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Fund. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund will generally receive no payments from its counterparty under the swap if the swap is held through its termination date. However, if a credit event occurs, the buyer generally may elect to receive the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its Managed Assets, the Fund would be subject to investment exposure on the notional amount of the swap.

Credit default swap agreements involve greater risks than if the Fund had taken a position in the reference obligation directly (either by purchasing or selling) since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. A buyer generally will also lose its upfront payment or any periodic payments it makes to the seller counterparty and receive no payments from its counterparty should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional amount it pays to the buyer, resulting in a loss of value to the seller. A seller of a credit default swap or similar instrument is exposed to many of the same risks of leverage since, if a credit event occurs, the seller generally will be required to pay the buyer the full notional amount of the contract net of any amounts owed by the buyer related to its delivery of deliverable obligations. The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Fund). The Fund will at all times segregate or designate on its books and records in connection with each such transaction liquid assets or cash with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty) on a marked-to-market basis (as required by the clearing organization with respect to cleared swaps or as calculated pursuant to requirements of the SEC). If the Fund is a seller of protection in a credit default swap transaction, it will designate on its books and records in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract. Such designation will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will avoid any potential leveraging of the Fund’s portfolio. Such designation will not limit the Fund’s exposure to loss.

In addition, the credit derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the credit derivatives market could adversely affect the Fund’s ability to successfully use credit derivatives.

The Fund would typically have to post collateral to cover its potential obligation under a swap. Swap transactions may be subject to market risk, liquidity risk, counterparty risk and risk of imperfect correlation between the value of such instruments and the underlying assets, and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to the swap generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. The Fund will “cover” its swap positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.

Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, may be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty and may be exchange-traded. Certain risks are reduced (but not eliminated) if the Fund invests in cleared or exchange-traded swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free. However, clearing may subject the Fund to increased costs or margin requirements. There is no guarantee that a swap market will continue to provide liquidity. If FS Energy Advisor and Magnetar are incorrect in their forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.

The OTC derivatives markets have recently become subject to comprehensive statutes and regulations. In particular, in the United States, the Dodd-Frank Act requires that certain derivatives with U.S. persons must be executed on a regulated market and a substantial portion of OTC derivatives must be submitted for clearing to regulated clearinghouses. As a result, swap transactions entered into by the Fund may become subject to various requirements applicable to swaps under the Dodd-Frank Act, including clearing, exchange-execution, reporting and recordkeeping requirements, which may make it more difficult and costly for the Fund to enter into swap transactions and may also render certain strategies in which the Fund might otherwise engage impossible or so costly that they will no longer be economical to implement. Furthermore, the number of counterparties that may be willing to enter into swap transactions with the Fund may also be limited if the swap transactions with the Fund are subject to the swap regulation under the Dodd-Frank Act.

Credit default and total return swap agreements may effectively add leverage to the Fund’s portfolio because, in addition to its Managed Assets, the Fund would be subject to investment exposure on the notional amount of the swap. Total return swap agreements are subject to the risk that a counterparty will default on its payment obligations to the Fund thereunder. The Fund is not required to enter into swap transactions for hedging purposes or to enhance income or gain and may choose not to do so. In addition, the swaps market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the swaps market could adversely affect the Fund’s ability to successfully use swaps.

Options and Futures Risk. The Fund may utilize options and futures contracts and so-called “synthetic” options or other derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund will “cover” its options and futures positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.

The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes, or to seek to enhance income or gain, in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid assets have been placed in a segregated account, or earmarked, on the books of or with a custodian to fulfill the obligation undertaken. The sale of a put option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated or earmarked assets.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to FS Energy Advisor’s and Magnetar’s ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Short Sales. The Fund may engage in short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, in order to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The

Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of, or earmark, cash or liquid assets with a broker or custodian to cover the Fund’s short position. Generally, assets that are earmarked, or held in a segregated account, cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. Additionally, the Fund must maintain sufficient liquid assets, less any additional collateral pledged to the broker, marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Leverage Risk. The Fund intends to use leverage to seek to achieve its investment objective. Leverage involves risks and special considerations for Shareholders, including (i) the likelihood of greater volatility of NAV and dividend rate of the Shares than a comparable portfolio without leverage, (ii) the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders, (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged, (iv) when the Fund uses financial leverage, the Management Fee payable to FS Energy Advisor will be higher than if the Fund did not use leverage and (v) the likelihood that leverage may increase operating costs, which may reduce total return.

Any decline in the NAV of the Fund’s investments will be borne entirely by Shareholders (as opposed to, e.g., holders of the Fund’s preferred shares, if any). Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. This greater NAV decrease will also tend to cause a greater decline in the market price for Shares when and if Shares are ever listed on a national securities exchange. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit the holders of common Shares. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage would likely operate to reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and share price if the prediction were to turn out to be correct, and determine not to reduce any of its outstanding leverage as described above.

The 1940 Act generally limits the extent to which the Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including reverse repurchase agreements, swaps, futures and forward contracts, options, the leverage incurred from securities lending transactions and other derivative transactions or short selling, together with any other senior securities representing indebtedness, to 33 1/3% of the Fund’s Managed Assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s Managed Assets (less the Fund’s obligations under senior securities representing indebtedness). “Covered” reverse repurchase agreements, swaps, futures and forward contracts, options, securities lending arrangements and other derivative transactions or short selling will not be counted against the foregoing limits under the 1940 Act. The Fund will “cover” its derivative positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.

Alternatively, the Fund may enter into an offsetting position or own positions covering its obligations with respect to the transaction; otherwise, this transaction will be considered “uncovered.” The Fund may not cover an applicable derivative transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of FS Energy Advisor and Magnetar, the assets that would have been used to cover could be better used for a different purpose. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. The potential loss on derivative instruments may be substantial relative to the initial investment therein. In addition, these segregation/earmarking and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating/earmarking assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation/earmarking and coverage requirements will not limit or offset losses on related positions.

Certain types of leverage the Fund may use may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for any preferred shares issued by the Fund. The terms of any borrowings or these rating agency guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. FS Energy Advisor does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

On March 16, 2017, the Fund entered into the BNP Facility. The BNP Facility provides for borrowings up to a maximum amount equal to the average outstanding balance over the past twenty business days or, if fewer, the number of business days since closing. Borrowings are available in USD and CAD. Borrowings under the BNP Facility accrue interest at a rate equal to LIBOR for a one-month interest period plus 0.85% per annum on USD borrowings and CDOR for a one-month interest period plus 0.75% per annum on CAD borrowings. Interest is payable monthly in arrears. The Fund may terminate the facility upon 179 days’ notice. Absent a default or facility termination event (or the ratings decline described in the following sentence), BNP Paribas is required to provide the Fund with 179 days’ notice prior to terminating or materially amending the BNP Facility. BNP Paribas has a cancellation right if BNP Paribas’ long-term credit rating declines three or more notches below its highest rating by any of S&P, Moody’s or Fitch during the term of the BNP Facility. Upon any such termination, BNP Paribas is required to pay the Fund a fee equal to 0.50% of the maximum amount of financing available on the termination date.

In connection with the BNP Facility, the Fund has made certain representations and warranties and is required to comply with various covenants and reporting requirements customary for facilities of this type. The BNP Facility agreements contain the following events of default and termination events, among others: (a) the occurrence of a default or similar condition under certain third-party contracts of the Fund; (b) any change in BNP Paribas’ interpretation of applicable law that, in the reasonable opinion of counsel to BNP Paribas, has the effect of impeding or prohibiting the BNP Facility; (c) certain events of insolvency or bankruptcy by the Fund; (d) specified material reductions in the Fund’s NAV; (e) any change in the Fund’s fundamental or material investment policies; and (f) the termination of the investment advisory agreement or if FS Energy Advisor otherwise ceases to act as the Fund’s investment adviser and is not immediately replaced by an affiliate or other investment adviser acceptable to BNP Paribas.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $28.1 million in average total assets, (ii) a weighted average cost of funds of 2.03%, (iii) $7.0 million in borrowings outstanding (i.e. assumes the Fund borrows funds equal to 25% of its average net assets during such period) and (iv) $20.4 million in average Shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.

Assumed Return on Portfolio (net of expenses)	-10%	-5%	0%	5%	10%

Corresponding Return to Common Stockholders	-14.52%	-7.61%	-0.70%	6.21%	13.12%

Similarly, assuming (i) $28.1 million in average total assets, (ii) a weighted average cost of funds of 2.03% and (iii) $7.0 million in borrowings outstanding, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 0.50% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Cost of Capital and Net Investment Income Risk. If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Bankruptcy and Other Proceedings. Certain debt securities in which the Fund invests could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In addition, under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. If the Fund, FS Energy Advisor or Magnetar is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or investors of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.

Reinvestment Risk. The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.

Risks Relating to the Fund’s Investment Program

Market and Economic Risks. The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate in 2008. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the long-term effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively low levels of growth compared relative to prior recessions, despite a recovery in the labor market. The Fund’s investment strategy and the availability of opportunities relies in part on the continuation of certain trends and conditions observed in the market for securities of Natural Resource Companies and the larger financial markets and, in some cases, on the improvement of such conditions. Although certain financial markets have shown improvement, to the extent economic conditions experienced over the last several years continue, they may create volatility and adversely impact the investments of the Fund. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by FS Energy Advisor, Magnetar or their affiliates will prove correct, and actual events and circumstances may vary significantly.

The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

Non-U.S. Securities Risk. Investments in certain non-U.S. securities involve factors not typically associated with investing in the United States or other developed countries, including risks relating to: (i) differences between U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; the absence of uniform accounting, auditing and financial reporting standards, practices, and disclosure requirements; and less government supervision and regulation; (ii) other differences in law and regulation, including fewer investor protections, less stringent fiduciary duties, less developed bankruptcy laws and difficulty in enforcing contractual obligations; (iii) certain economic and political risks, including potential economic, political or social instability; exchange control regulations; restrictions on foreign investment and repatriation of capital, possibly requiring government approval; expropriation or confiscatory taxation; other government restrictions by the United States or other governments; higher rates of inflation; higher transaction costs; and reliance on a more limited number of commodity inputs, service providers, and/or distribution mechanisms; and (iv) the possible imposition of local taxes on income and gains recognized with respect to securities and assets. Certain non-U.S. markets may rely heavily on particular industries or non-U.S. capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures. International trade barriers or economic sanctions against non-U.S. countries, organizations, entities and/or individuals may adversely affect the Fund’s non-U.S. holdings or exposures. Certain non-U.S. investments may become less liquid in response to social, political or market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil. Certain non-U.S. investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When the Fund holds illiquid investments, its portfolio may be harder to value, especially in changing markets. The risks of investments in emerging markets, as described below and including the risks described above, are usually greater than the risks involved in investing in more developed markets. Because non-U.S. securities may trade on days when the Shares are not priced, the Fund’s NAV may change at times when Shares cannot be sold.

Rules adopted under the 1940 Act permit the Fund to maintain its non-U.S. securities and foreign currency in the custody of certain eligible non-U.S. banks and securities depositories, and the Fund generally holds its non-U.S. securities and foreign currency in foreign banks and securities depositories. Some foreign banks and securities depositories may be recently organized or new to the foreign custody business. In addition, there may be limited or no regulatory oversight of their operations. Also, the laws of certain countries limit the Fund’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for the Fund to buy, sell and hold securities in certain foreign markets than in the United States. The increased expense of investing in foreign markets reduces the amount the Fund can earn on its investments and typically results in a higher operating expense ratio for the Fund than for investment companies invested only in the United States.

Certain banks in foreign countries may not be eligible sub-custodians for the Fund, in which event the Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or the Fund may incur additional costs and delays in providing transportation and custody services for such securities outside of such countries. The Fund may encounter difficulties in effecting portfolio transactions on a timely basis with respect to any securities of issuers held outside their countries.

The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position. Certain foreign economies may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. In addition, the governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries. Any of these actions could severely affect securities prices or impair the Fund’s ability to purchase or sell non-U.S. securities or transfer the Fund’s assets or income back into the United States, or otherwise adversely affect the Fund’s operations. In addition, the U.S. government has from time to time in the past imposed restrictions, through penalties and otherwise, on foreign investments by U.S. investors such as the Fund. If such restrictions should be reinstituted, it might become necessary for the Fund to invest all or substantially all of its assets in U.S. securities.

Other potential foreign market risks include foreign exchange controls, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing legal judgments in foreign courts and political and social instability. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund’s investments.

In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Accounting standards in other countries are not necessarily the same as in the United States. If the accounting standards in another country do not require as much detail as U.S. accounting standards, it may be harder for FS Energy Advisor and Magnetar to completely and accurately determine a company’s financial condition.

Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as such regulations exist in the United States. They also may not have laws to protect investors that are comparable to U.S. securities laws. Insider trading occurs when a person buys or sells a company’s securities based on material non-public information about that company, in breach of an applicable fiduciary duty. In addition, some countries may have legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its non-U.S. securities.

Settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of U.S. investments. Communications between the United States and foreign countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates in markets that still rely on physical settlement. At times, settlements in certain foreign countries have not kept pace with the number of securities transactions. These problems may make it difficult for the Fund to carry out transactions. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may be uninvested with no return earned thereon for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Fund could be liable for any losses incurred.

While the volume of transactions effected on foreign stock exchanges has increased in recent years, it remains appreciably below that of U.S. exchanges. Accordingly, the Fund’s non-U.S. securities may be less liquid and their prices may be more volatile than comparable investments in securities in U.S. companies.

A number of countries have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. In accordance with the 1940 Act, the Fund may invest up to 10% of its total assets in securities of closed-end investment companies, not more than 5% of which may be invested in any one such company. This restriction on investments in securities of closed-end investment companies may limit opportunities for the Fund to invest indirectly in certain smaller capital markets. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their NAVs. If the Fund acquires shares in closed-end investment companies, shareholders would bear both their proportionate share of the Fund’s expenses (including investment advisory fees) and, indirectly, the expenses of such closed-end investment companies. The Fund also may seek, at its own cost, to create its own investment entities under the laws of certain countries.

Emerging Markets Risk. The Fund may invest in non-U.S. securities of issuers in so-called “emerging markets” (or lesser developed countries). Such investments are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. “Emerging market” countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack, or relatively early development, of legal structures governing private and foreign investments and private property.

Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.

Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.

Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There are no assurances that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasive corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.

Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments. Sometimes, those markets may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.

Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost. The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.

Foreign Currency Risk. Investments made by the Fund, and the income received by the Fund with respect to such investments, may be denominated in various non-U.S. currencies. However, the books of the Fund are maintained in U.S. dollars. Accordingly, changes in currency values may adversely affect the U.S. dollar value of portfolio investments, interest and other revenue streams received by the Fund, gains and losses realized on the sale of portfolio investments, and the amount of distributions, if any, made by the Fund. In addition, the Fund may incur substantial costs in converting investment proceeds from one currency to another. The Fund may enter into derivative transactions designed to reduce such currency risks. Furthermore, the portfolio companies in which the Fund invests may be subject to risks relating to changes in currency values. If a portfolio company suffers adverse consequences as a result of such changes, the Fund may also be adversely affected as a result.

State-Owned Enterprise Risk. The Fund may invest in state-owned enterprises (“SOEs”). SOEs are legal entities that undertake commercial activities on behalf of a national government. In some cases, these companies are an actual branch of the government that is operated by appointment. In other cases, SOEs are autonomously operated stock companies with the state acting as a regular stockholder – although the government typically maintains a majority controlling stake.

Investing in SOEs generally entails all of the same risks of investing in non-U.S. securities as described under “Non-U.S. Securities Risk,” “Emerging Markets Risk” and “Foreign Currency Risk.” SOEs are particularly susceptible to the risks of nationalization, expropriation or confiscation of assets, cancellation of investors’ interests, diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, default on securities and difficulties in enforcing legal judgments or pursuing claims in foreign courts, particularly since remedies would need to be pursued in the courts of the government owning the SOE. Additionally, as compared to privately owned enterprises, SOEs may face increased risks of fraud, adverse impacts resulting from political scandals or developments, mismanagement or misuse by the government owner or its employees, lack of competition to improve performance and may generally be influenced by a broader set of interests beyond generating profits for shareholders or paying principle and interest on their debt. These risks, among others, could result in losses and adversely impact the Fund’s performance.

Currency Hedging Risk. FS Energy Advisor and Magnetar may seek to hedge all or a portion of the Fund’s foreign currency risk. However, FS Energy Advisor and Magnetar cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

Market Disruption and Geopolitical Risk. The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and the Middle East, the outbreak of infectious diseases such as Ebola or the Zika Virus, terrorist attacks in the U.S. and around the world, social and political discord, debt crises (such as the recent Greek crisis), sovereign debt downgrades, or the exit or potential exit of one or more countries from the EU and/or EMU, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out the duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.

Inflation and Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments may be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions on the Shares can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to investors.

Deflation risk is the risk that prices throughout the economy decline over time, or the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Restrictions on Entering into Affiliated Transactions. The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons are considered an affiliate of the Fund and the Fund is generally prohibited from buying any securities from or selling any securities to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of FS Energy Advisor or Magnetar (or either of their respective controlling entities); or (iii) any person in which FS Energy Advisor or Magnetar or a person controlling or under common control with FS Energy Advisor or Magnetar owns, directly or indirectly, 5% or more of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, holds more than 5% of the voting securities of the Fund, FS Energy Advisor or Magnetar (or either of their respective controlling entities), or is under common control with the Fund, FS Energy Advisor or Magnetar, the Fund is prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person or certain of that person’s affiliates, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates.

In addition, the Fund is not permitted to co-invest with certain entities affiliated with FS Energy Advisor or Magnetar in transactions originated by FS Energy Advisor or Magnetar or their respective affiliates unless it first obtains an exemptive order from the SEC or co-invests alongside FS Energy Advisor or Magnetar or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FS Energy Advisor, Magnetar and their respective affiliates, as applicable.

In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, FS Energy Advisor and Magnetar may avoid allocating an investment opportunity to the Fund that they would otherwise allocate, subject to FS Energy Advisor’s and Magnetar’s then-current allocation policies and any applicable exemptive orders, and to FS Energy Advisor’s and Magnetar’s obligations to allocate opportunities in a fair and equitable manner consistent with their fiduciary duties owed to the Fund and other accounts advised by FS Energy Advisor and Magnetar and policies related to approval of investments.

Lack of Funds to Make Additional Investments Risk. The Fund may not have the funds or ability to make additional investments in its underlying securities. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Funding Future Capital Needs Risk. The net proceeds from this Offering may be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses, such as the Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and the Fund may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to it. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, or at all, the Fund’s ability to acquire investments and to expand the Fund’s operations will be adversely affected. As a result, the Fund would be less able to allocate its portfolio among various issuers and industries and achieve its investment objective, which may negatively impact its results of operations and reduce its ability to make distributions.

Uncertain Exit Strategies. Due to the illiquid nature of some of the positions that the Fund may acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.

Other Risks Relating to the Fund

Limited Operating Histories. The Fund is a non-diversified, closed-end management investment company that is operated as an interval fund with limited operating history. As a result, prospective investors have a limited track record and history on which to base their investment decisions. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective.

Limited Prior Investment Adviser Experience. While FS Energy Advisor is led by substantially the same personnel that form the investment and operations teams of the registered investment advisers that manage FS Investments’ other affiliated registered investment companies and BDCs, FS Energy Advisor is a relatively new entity and has limited prior experience managing a closed-end fund, interval fund or a RIC. Therefore, FS Energy Advisor may not be able to successfully operate the Fund’s business or achieve the Fund’s investment objective. As a result, an investment in Shares may entail more risk than the shares of a comparable company with a substantial operating history. Similarly, Magnetar is a relatively new entity with little experience in advising or sub-advising a registered investment company. In addition, the Fund is subject to certain risks as a result of the new relationship between FS Energy Advisor and Magnetar, as recently developed in connection with the Fund.

Senior Management Personnel of FS Energy Advisor and Magnetar. Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of FS Energy Advisor and Magnetar. FS Energy Advisor, with the assistance of Magnetar, evaluates, negotiates, structures (if applicable), executes, monitors and services the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of FS Energy Advisor and its senior management team. The departure of any members of FS Energy Advisor’s senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective. Likewise, the departure of any key employees of Magnetar may impact its ability to render services to the Fund under the terms of the Sub-Advisory Agreement.

The Fund’s ability to achieve its investment objective depends on FS Energy Advisor’s ability, with the assistance of Magnetar, to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. FS Energy Advisor’s capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, FS Energy Advisor may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. FS Energy Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

In addition, the Investment Advisory Agreement, the Administration Agreement and the Sub-Advisory Agreement have termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by FS Energy Advisor or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Advisory Agreement with FS Energy Advisor should be terminated, by the Fund. The Administration Agreement may be terminated at any time, without penalty, by either party, upon 60 days’ written notice to the other party. The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Magnetar or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Sub-Advisory Agreement with Magnetar should be terminated, by FS Energy Advisor.

If any of these agreements are terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace FS Energy Advisor or for FS Energy Advisor to replace Magnetar. Furthermore, the termination of any of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.

FS Energy Advisor and Magnetar Relationships. The Fund expects that FS Energy Advisor and Magnetar will depend on their relationships with private equity sponsors, investment banks, commercial banks and other market participants, and the Fund expects to rely to a significant extent upon these relationships, to provide it with potential investment opportunities. If FS Energy Advisor or Magnetar fails to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom FS Energy Advisor and Magnetar have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

Closed-End Interval Fund Structure; Liquidity Risks. The Fund has been organized as a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares (at least 5% but no more than 25%) quarterly. See “Quarterly Repurchases of Shares.” The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. Therefore, an investment in the Fund, unlike an investment in a mutual fund or listed closed-end fund, is not a liquid investment.

Purchase Price Risk. The purchase price at which an investor purchases Shares will be determined at each daily closing and will equal the NAV per Share of the applicable class as of such date, plus the applicable Sales Load. As a result, in the event of an increase in the Fund’s NAV per Share of an applicable class, an investor’s purchase price may be higher than the prior daily closing price per Share of the applicable class, and therefore an investor may receive fewer Shares than if an investor had subscribed at the prior daily closing price.

Insufficient Capital Raise Risk. There is no assurance that the Fund will raise sufficient proceeds in this Offering to allow the Fund to purchase a portfolio of investments allocated among various issuers and industries and generate income sufficient to cover the Fund’s expenses. As a result, the Fund may be unable to achieve its investment objective and an investor could lose some or all of the value of his or her investment in the Fund.

“Best-Efforts” Offering Risk. This Offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Fluctuations in Results. The Fund could experience fluctuations in its operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet the Fund’s investment objective, the interest or dividend rates payable on the securities it acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Repurchase Risks. Quarterly repurchases by the Fund of its Shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than FS Energy Advisor otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. FS Energy Advisor may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund’s investments are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Additionally, to the extent the Fund consistently is in a “net repurchase” position, its assets will likely decline, which will in turn increase the Fund’s expense ratio and could place the continued viability of the Fund in jeopardy. If the Fund were to liquidate after a period of net repurchases, the assets left in the Fund would likely be the Fund’s more illiquid assets, which may result in remaining Shareholders being required to hold their investment in the Fund, and be subject to changes (including declines) in value, for a prolonged period of time while the Fund seeks to liquidate its remaining investments. In such a scenario, a Shareholder could lose the entire value of his or her investment in the Fund.

Distribution Payment Risk. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions to Shareholders may constitute a return of capital to Shareholders and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities.

Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares that the Fund may issue in the future. The Fund’s declaration of trust authorizes it to issue an unlimited number of Shares. A majority of the Board may amend the Fund’s declaration of trust. After an investor purchases Shares, the Board may elect to sell additional Shares or other classes of Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Anti-Takeover Risk. The Fund’s declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it or from attempting to change the composition of the

Board. The Trustees are elected for indefinite terms and do not stand for reelection. Under the Fund’s declaration of trust, the Fund is not required to hold annual meetings of Shareholders. The Fund’s declaration of trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the declaration of trust) (i) with or without cause, at any meeting of Shareholders by a vote of 75% of the outstanding Shares or (ii) with or without cause, by at least two-thirds (66 2/3%) of the remaining Trustees. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred shares; and the Board may, without Shareholder action, amend the Fund’s declaration of trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.

Conflicts of Interest Risk. FS Energy Advisor, Magnetar and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of FS Energy Advisor’s and Magnetar’s time and resources between the Fund and other investment activities; compensation payable by the Fund to FS Energy Advisor and its affiliates; competition with certain affiliates of FS Energy Advisor or Magnetar for investment opportunities; investments at different levels of an entity’s capital structure by the Fund and other clients of FS Energy Advisor and Magnetar, subject to the limitations of the 1940 Act; differing recommendations given by FS Energy Advisor or Magnetar to the Fund versus other clients; restrictions on FS Energy Advisor’s and Magnetar’s existing business relationships or restrictions as a result of material non-public information with respect to potential investments by the Fund; the formation of additional investment funds or entrance into other investment banking, advisory, investment advisory, and other relationships by FS Energy Advisor, Magnetar or their affiliates; and limitations on purchasing or selling securities to other clients of FS Energy Advisor, Magnetar or their respective affiliates and on entering into “joint” transactions with certain of the Fund’s, FS Energy Advisor’s or Magnetar’s affiliates. See “Conflicts of Interest.”

Portfolio Fair Value Risk. Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately-held companies in which the Fund may invest. Certain of the Fund’s investments may not be exchange-traded, but may, instead, be traded on a privately negotiated OTC secondary market for institutional investors. As a result, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to FS Energy Advisor. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”

Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments. Additionally, fair valuation processes for certain securities necessarily involve subjective judgments and assumptions about the value of an asset or liability and these judgments and assumptions may ultimately be incorrect.

Portfolio Turnover Risk. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is expected to be significant. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

Deferred Tax Risks of Investing in our Securities. A reduction in the return of capital portion of the distributions that the Fund receives from its portfolio investments or an increase in its earnings and profits and portfolio turnover (resulting in additional capital gains) may reduce that portion of the Fund’s distribution treated as a tax-deferred return of capital and increase that portion treated as a dividend, resulting in lower after-tax distributions and dividends to the Fund’s Shareholders. See “Tax Aspects.”

Risks Relating to the Fund’s RIC Status. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must, among other things, meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each tax year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to its business of investing in stock or other securities, or net income from “qualified publicly traded partnerships” (as defined in the Code), which includes most MLPs in which the Fund expects to invest. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its tax years. As a result of these diversification requirements, the Fund may have to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each tax year at least 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt income (if any), to Shareholders. If the Fund fails to qualify for taxation as a RIC for any reason, it would be subject to regular corporate-level U.S. federal income taxes on all of its taxable income and gains, and the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments may require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations, which may further increase the amount that the Fund must distribute to maintain RIC status or avoid Fund-level U.S. federal income or excise taxes.

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to FS Energy Advisor based on accruals that may never be realized. In addition, the deferral of paid-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.

Uncertain Tax Treatment. The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in order to seek to ensure that it distributes sufficient income so that it does not become subject to U.S. federal income or excise tax.

Tax Law Change Risk. Changes in tax laws or regulations, or interpretations thereof in the future, could adversely affect the Fund or the Natural Resource Companies in which the Fund invests. Any such changes could negatively impact the holders of the Fund’s securities. Legislation could also negatively impact the amount and tax characterization of distributions received by the Fund’s common shareholders.

MANAGEMENT OF THE FUND

General

Pursuant to the Fund’s declaration of trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of five members, three of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Fund’s declaration of trust. The Trustees serving on the Board were elected by the organizational Shareholder of the Fund. The Statement of Additional Information provides additional information about the Trustees.

FS Energy Advisor serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Pursuant to the Investment Advisory Agreement, FS Energy Advisor manages the Fund’s investment portfolio, directs and/or oversees purchases and sales of portfolio securities and reports thereon to the Fund’s officers and Trustees regularly. FS Energy Advisor’s principal business address is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19122. FS Energy Advisor has engaged Magnetar to act as the Fund’s investment sub-adviser. Magnetar is a part of a group of affiliated alternative asset managers.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance and, beginning with the second anniversary of the effective date of the Investment Advisory Agreement, will annually review the Investment Advisory Agreement and the Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

Investment Personnel

The management of the Fund’s investment portfolio is the responsibility of FS Energy Advisor and its investment committee, which is currently comprised of Michael Kelly, executive vice president of FS Energy Advisor, Zachary Klehr, executive vice president of FS Energy Advisor, Robert Haas, senior vice president of FS Energy Advisor, and David Weiser, senior vice president of FS Energy Advisor. FS Energy Advisor’s investment committee must approve investments that the Fund makes. The members of FS Energy Advisor’s investment committee are not employed by the Fund and receive no direct compensation from the Fund in connection with their portfolio management activities. See “Management Fees” for additional information regarding the compensation payable to FS Energy Advisor. FS Energy Advisor is led by substantially the same personnel that form the investment and operations teams of the registered investment advisers that manage FS Investments’ other affiliated registered investment companies, BDCs and real estate investment trust.

Below is biographical information relating to the members of FS Energy Advisor’s investment committee and certain members of its management team:

Michael Kelly currently serves as president of FS Investments and has presided in such role since July 2017. Mr. Kelly also serves as chief investment officer of FS Investments and executive vice president of its affiliated investment advisers, and has presided in such roles since January 2015. Among other things, Mr. Kelly oversees the investment management function at FS Investments and its affiliated investment advisers, including FS Energy Advisor. Mr. Kelly also serves on the investment committees of the investment advisers to certain of FS Investments’ sponsored investment products, including FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II, FSIC III Advisor, LLC, the investment adviser to FS Investment Corporation III, FSIC IV Advisor, LLC, the

investment adviser to FS Investment Corporation IV, FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund, FS Global Advisor, LLC, the investment adviser to FS Global Credit Opportunities Fund, FS Credit Income Advisor, LLC, the investment adviser to FS Credit Income Fund, FS Real Estate Advisor, LLC, the investment adviser to FS Credit Real Estate Income Trust, Inc. and as portfolio manager of FS Fund Advisor, LLC. Before joining FS Investments and its affiliated investment advisers, Mr. Kelly was the chief executive officer of ORIX USA Asset Management, where he led the company’s acquisition of Robeco, a $250 billion global asset management company and the largest acquisition in ORIX’s 50-year history. Mr. Kelly started his career on Wall Street at Salomon Brothers and went on to join hedge fund pioneers Omega Advisors and Tiger Management. Mr. Kelly then helped build and lead the hedge fund firm, FrontPoint Partners, where he first served as chief investment officer and eventually co-chief executive officer. Mr. Kelly is a graduate of Cornell University and earned his M.B.A. at Stanford University. Mr. Kelly is a co-founder and board member of the Spotlight Foundation, and serves as a trustee of the Tiger Foundation and the Stanford Business School Trust.

Zachary Klehr has served as executive vice president of the Fund and FS Energy Advisor since their inception in February 2016. Mr. Klehr also currently serves as executive vice president of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Global Credit Opportunities Fund and its affiliated feeder funds, FS Credit Income Fund, FS Multi-Strategy Alternatives Fund and FS Credit Real Estate Income Trust, Inc. Mr. Klehr has also served in various senior officer capacities for FS Investments and its affiliated investment advisers, including as executive vice president since September 2012. In this role, he focuses on fund administration, portfolio management, fund operations, research, education and communications. Prior to joining FS Investments, Mr. Klehr served as a vice president at Versa Capital Management, or Versa, a private equity firm with approximately $1 billion in assets under management, from July 2007 to February 2011. At Versa, he sourced, underwrote, negotiated, structured and managed investments in middle market distressed companies, special situations and distressed debt. Prior to Versa, Mr. Klehr spent five years at Goldman, Sachs & Co., starting as an analyst in the Investment Banking Division, then served in the executive office working on firm-wide strategy covering hedge funds and other complex multi-faceted clients of the firm. Later, he joined the Financial Sponsors Group as an associate where he focused on leveraged buyouts, acquisitions and equity and debt financings for private equity clients. Mr. Klehr received his M.B.A., with honors, from the Wharton School of the University of Pennsylvania and his B.A., cum laude, also from the University of Pennsylvania. He is active in his community and served on the board of trustees of The Philadelphia School where he was a member of the executive, governance, advancement, finance and investment committees.

Robert Haas serves as senior vice president within the portfolio management group of FS Investments and its other affiliated investment advisers. Mr. Haas has also served in various capacities for FS Investments and its affiliated investment advisers since the later of September 2010 or such entity’s inception date. In his current role, Mr. Haas focuses on portfolio management, oversees fund operations and has spent a significant amount of his time involved in FS Investments’ energy investing activities. Mr. Haas also serves on the investment committee of FS Real Estate Advisor, LLC, the investment adviser to FS Credit Real Estate Income Trust, Inc. Prior to joining FS Investments, Mr. Haas served on the commercial real estate investment team at American Capital, a private equity firm and global asset manager, from 2007 to 2010. At American Capital, Mr. Haas was involved in all aspects of the company’s commercial real estate investing activities, including bond investment selection, due diligence, structuring, securitization and surveillance. Prior to American Capital, Mr. Haas spent three years in the structured finance group at CapitalSource, a specialty finance company, where he sourced, underwrote, negotiated, structured and managed investments in middle-market finance companies. Prior to CapitalSource, Mr. Haas was an analyst at Goldman Sachs’ Archon Group, where he analyzed and evaluated debt and equity investments in commercial real estate. Mr. Haas earned a B.S. in finance from Georgetown University’s McDonough School of Business and holds the CFA Institute’s Chartered Financial Analyst designation.

David Weiser serves as vice president in the investment management group of FS Investments and its other affiliated investment advisers, and has presided in such roles since October 2015. Mr. Weiser also serves on the investment committee of FS Real Estate Advisor, LLC, the investment adviser to FS Credit Real Estate Income Trust, Inc. and FS Global Advisor, LLC, the investment adviser to FS Global Credit Opportunities Fund. Prior to joining FS Investments, Mr. Weiser served as a research analyst at Towerview LLC, a long-biased public equities fund, from January 2007 to July 2015, where Mr. Weiser originated and executed investments in companies involved in mergers, restructurings and deep value situations. Prior to that role, Mr. Weiser was an associate at Golub Capital from May 2005 to January 2007, where he executed middle market debt and equity investments. Mr. Weiser earned a B.S. in economics (magna cum laude) from the Wharton School at the University of Pennsylvania.

The Statement of Additional Information provides additional information about the compensation of investment personnel, other accounts managed by investment personnel and ownership of Shares by investment personnel.

Key Personnel of Magnetar

FS Energy Advisor has engaged Magnetar to act as the Fund’s investment sub-adviser pursuant to the Sub-Advisory Agreement. Magnetar assists FS Energy Advisor in identifying investment opportunities, makes investment recommendations for approval by FS Energy Advisor and executes on its trading strategies subject to guidelines set by FS Energy Advisor. Magnetar also assists with the monitoring of the Fund’s portfolio. Below is biographical information relating to certain key personnel involved in rendering such services:

Eric J. Scheyer is head of Magnetar Capital’s Energy business and joined the firm at its inception in 2005. In his role as head of Energy, Mr. Scheyer is responsible for oversight of all investment aspects of Magnetar’s Energy business, including investment sourcing, transaction structuring, portfolio management and strategic direction. Prior to joining Magnetar Capital, Mr. Scheyer spent two years as a consultant at Caxton Associates, in its strategic quantitative investment division. Prior to Caxton, Mr. Scheyer was an independent investor in Chicago for seven years. From 1989 to 1995, Mr. Scheyer was a principal of Decorel Incorporated, where he served as president of Decorel S.A. de C.V. and executive vice president of Decorel Inc. until the sale of the company to Newell Rubbermaid. From 1987 to 1989, Mr. Scheyer was employed as a research assistant in the oil and gas and natural gas pipeline sectors in the equity research department of Donaldson, Lufkin & Jenrette in New York City. Mr. Scheyer earned a B.A. in History from Trinity College.

Adam E. Daley is a senior portfolio manager in Magnetar Capital’s Energy business. Since joining Magnetar Capital at its inception in 2005, Mr. Daley has executed a variety of structured equity and mezzanine investments in the upstream, midstream and energy services sectors. Prior to joining Magnetar Capital, Mr. Daley was an investment banker at Citigroup’s Global Corporate and Investment Bank from 2001 to 2005. Mr. Daley joined Salomon Smith Barney in 1999, and was promoted directly to associate in the mergers and acquisitions group in 2001. While at Salomon Smith Barney / Citigroup, Mr. Daley was responsible for executing a variety of corporate finance transactions, including mergers, acquisitions, divestitures, public equity and debt offerings, private company financings, and corporate restructurings. Mr. Daley received a B.S. in Finance from the University of Illinois.

Michael D. Wilds is chief operating officer of Magnetar Capital’s Energy business. Since joining Magnetar Capital in 2006, Mr. Wilds has been involved in asset-level due diligence and operational oversight. Prior to joining Magnetar Capital, Mr. Wilds was the executive vice president and chief executive officer of the affiliated companies of The Kansas Farm Bureau from 1999 to 2006. Mr. Wilds has a long career in the energy sector, having spent over 20 years with Koch Industries, Inc. in a number of different senior roles, both domestic and international. Based in Fribourg, Switzerland and later in London, England, Mr. Wilds served as chief financial officer of Koch Industries International. Mr. Wilds was primarily focused on project finance, mergers and acquisitions, and business development in projects involving crude oil and refined products pipelines, petroleum refining, petrochemical processing, and other downstream processing assets in Europe, the Caribbean Basin, and the Pacific Rim. Mr. Wilds also was a member of the deal team that led the marketing of Koch’s first public offering, Koch Pipelines Canada, LP. Additionally, Mr. Wilds served in many roles within Koch’s domestic businesses involved primarily in finance, mergers and acquisitions, and business development within the company’s financial services, midstream, and downstream businesses including Koch Oil Company. Mr. Wilds earned a B.S. in Business Administration from Kansas State University.

Control Persons and Principal Holders of Securities

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. In March 2017, FS Investments and Magnetar collectively purchased $20,000,000 of Class I Shares (the “March Investment”). FS Investments and Magnetar have agreed that neither they nor their affiliates will tender any of the Class I Shares purchased in the March Investment for repurchase in any repurchase offer the Fund makes except in the following circumstances: (1) each of FS Investments and Magnetar (and their affiliates) may tender up to $5 million of the Class I Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2019, or the date upon which the Fund has raised $250 million in gross proceeds from this Offering, whichever is earlier; and (2) each of FS Investments and Magnetar (and their affiliates) may tender any of the Class I Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2020, or the date upon which the Fund has raised $750 million in gross proceeds from this Offering, whichever is earlier. Notwithstanding the foregoing, each of FS Investments and Magnetar (together with their affiliates) will maintain a minimum investment of $1 million in Class I Shares at all times. FS Investments, Magnetar, and their respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this Offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors. See “Plan of Distribution.”

Administrative Services

Pursuant to the Administration Agreement, FS Energy Advisor oversees the day-to-day operations of the Fund, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. Pursuant to the Sub-Advisory Agreement, Magnetar may perform certain administrative services at the request of or on behalf of the Fund or FS Energy Advisor. FS Energy Advisor also performs, or oversees the performance of, the Fund’s corporate operations and required administrative services, which includes being responsible for the financial records which the Fund is required to maintain and preparing reports to Shareholders and reports filed with the SEC, if and as necessary. In addition, FS Energy

Advisor assists the Fund in calculating its NAV, overseeing the preparation and filing of its tax returns and the printing and dissemination of reports to Shareholders, and generally overseeing the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

The Fund reimburses FS Energy Advisor and Magnetar, as applicable, for their actual costs incurred in providing these administrative services, including FS Energy Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to the Fund on behalf of FS Energy Advisor, subject to the limitations set forth in the Administration Agreement. FS Energy Advisor is required to allocate the cost of such services to the Fund based on factors such as assets, revenues, time allocations and/or other method conforming with GAAP. At least annually, the Board will review the methodology employed in determining how the expenses are allocated to the Fund and the proposed allocation of administrative expenses among the Fund and certain affiliates of FS Energy Advisor. The Board will then assess the reasonableness of such reimbursements for expenses allocated to the Fund based on the breadth, depth and quality of such services as compared to the estimated cost to the Fund of obtaining similar services from third-party service providers known to be available. In addition, the Board will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Board will compare the total amount paid to FS Energy Advisor for such services as a percentage of the Fund’s net assets to the same ratios reported by other comparable investment companies. The Fund does not reimburse FS Energy Advisor for any services for which it receives a separate fee or for any administrative expenses allocated to a controlling person of FS Energy Advisor.

Reimbursements of administrative expenses to FS Energy Advisor are subject to the terms of the Administration Agreement and the applicable Expense Limitation, and Magnetar has agreed in the Sub-Advisory Agreement to defer amounts owed to it for certain administrative services during periods in which FS Energy Advisor is waiving expenses or making payments pursuant to the Expense Limitation Agreement. Reimbursement of administrative expenses is ultimately subject to the limitations contained in the Administration Agreement and the Expense Limitation Agreement and FS Energy Advisor and Magnetar have agreed to share such reimbursements pro rata, with priority being given to the then-oldest unreimbursed expenses.

Pursuant to the Administration Agreement, FS Energy Advisor will be reimbursed for the administrative services performed by it on behalf of the Fund; provided, however, that (1) such costs are reasonably allocated by FS Energy Advisor to the Fund on the basis of assets, revenues, time allocations and/or other method conforming with generally accepted accounting principles; (2) such reimbursement shall be subject to any expense limitation of the Fund in effect at the time at which such reimbursement is otherwise payable; and (3) FS Energy Advisor shall not be entitled to reimbursement for any expenses relating to the salaries and direct expenses of administrative personnel paid by FS Energy Advisor (and the Fund shall have no obligation to pay any such expenses) to the extent that certain third-party expenses incurred by the Fund, whether directly or indirectly by FS Energy Advisor or Magnetar, in connection with administering the Fund’s business (“Third-Party Other Operating Expenses”) exceed 0.25% of the average net assets attributable to each class of shares.

The Fund has contracted with State Street Bank and Trust Company (“State Street”) to provide various accounting and administrative services, including preparing preliminary financial information for review by FS Energy Advisor, preparing and monitoring expense budgets, maintaining accounting books and records, processing trade information for the Fund and performing certain portfolio compliance testing. In addition, Magnetar may contract with a third party to provide various middle office services, including trade services, reconciliations and corporate action processing. The Fund has agreed to reimburse Magnetar for the cost of the administrative services provided by any such third party to Magnetar on behalf of the Fund.

Custodian, Distribution Paying Agent, Transfer Agent and Registrar

State Street, which has its principal office at One Lincoln Street, Boston, Massachusetts 02111, serves as custodian for the Fund. State Street also provides accounting services to the Fund. DST Systems, Inc., which has its principal office at 430 W. 7th Street, Kansas City, Missouri 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

FUND EXPENSES

FS Energy Advisor bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business of the Fund, including amounts that the Fund reimburses to FS Energy Advisor or Magnetar for certain administrative services that FS Energy Advisor or Magnetar provides or arranges at their expense to be provided to the Fund pursuant to the Administration Agreement or the Sub-Advisory Agreement, as applicable. The services provided pursuant to the Administration Agreement include providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing general ledger accounting, fund accounting, legal services, investor relations and other administrative services and arranging for payment of the Fund’s expenses.

Expenses borne directly by the Fund (and thus indirectly by Shareholders) include:

●	interest expense;

●	other share-class specific expenses;

●	corporate, legal, accounting and other administrative expenses relating to the Fund’s registration statements (and any amendments or supplements there to) and other filings with the SEC;

●	the cost of calculating the NAV of Shares per class, including the cost of any third-party pricing or valuation services;

●	the cost of effecting sales and repurchases of Shares and other securities;

●	the Management Fee;

●	distribution and/or shareholder servicing fees;

●	investment-related expenses (e.g., expenses that, in FS Energy Advisor’s discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including (as applicable) brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, dividends on securities sold but not yet purchased, margin fees, investment-related travel and lodging expenses and research-related expenses and other due diligence expenses;

●	investment-related professional fees, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

●	fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

●	research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

●	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among FS Energy Advisor and any custodian or other agent engaged by the Fund;

●	transfer agent and custodial fees;

●	certain fees and expenses associated with marketing efforts;

●	federal and any state registration or notification fees;

●	federal, state and local taxes;

●	fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or FS Energy Advisor (or FS Energy Advisor’s affiliates);

●	the costs of preparing, printing and mailing reports and other communications, including proxy, repurchase offer correspondence or similar materials, to Shareholders;

●	fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone and staff costs;

●	legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

●	external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

●	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended;

●	all other third-party expenses incurred by the Fund, whether directly or indirectly by FS Energy Advisor or Magnetar, in connection with administering the Fund’s business (“Third-Party Other Operating Expenses”);

●	expenses incurred by FS Energy Advisor or Magnetar in performing administrative services for the Fund, including salaries and direct expenses of administrative personnel paid by FS Energy Advisor or Magnetar, to the extent they are not controlling persons of FS Energy Advisor, Magnetar or any of their respective affiliates, subject to the limitations included in the Administration Agreement; and

●	any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents.

Except as otherwise described in this prospectus, FS Energy Advisor and Magnetar will be reimbursed by the Fund for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on such entity’s behalf. Reimbursements of administrative expenses to FS Energy Advisor are subject to the terms of the Administration Agreement and the applicable Expense Limitation, and Magnetar has agreed in the Sub-Advisory Agreement to defer amounts owed to it for certain administrative services during periods in which FS Energy Advisor is waiving expenses or making payments pursuant to the Expense Limitation Agreement. Reimbursement of administrative expenses is ultimately subject to the limitations contained in the Administration Agreement and the Expense Limitation Agreement and FS Energy Advisor and Magnetar have agreed to share such reimbursements pro rata, with priority being given to the then-oldest unreimbursed expenses.

Pursuant to the Administration Agreement, FS Energy Advisor will be reimbursed for the administrative services performed by it on behalf of the Fund; provided, however, that (1) such costs are reasonably allocated by FS Energy Advisor to the Fund on the basis of assets, revenues, time allocations and/or other method conforming with generally accepted accounting principles; (2) such reimbursement shall be subject to any expense limitation of the Fund in effect at the time at which such reimbursement is otherwise payable; and (3) FS Energy Advisor shall not be entitled to reimbursement for any expenses relating to the salaries and direct expenses of administrative personnel paid by FS Energy Advisor (and the Fund shall have no obligation to pay any such expenses) to the extent that Third-Party Other Operating Expenses exceed 0.25% of the average net assets attributable to each class of shares.

Class A, Class L and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class A Shares.

The Class L, Class M and Class T Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable the respective share class and is payable on a monthly basis.

FS Energy Advisor and the Fund have entered into the 2017 Expense Limitation Agreement under which FS Energy Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed the 2017 Expense Limitation. The 2017 Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The 2017 Expense Limitation will remain in effect until March 8, 2018. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses. In consideration of FS Energy Advisor’s agreement to pay or waive the Fund’s ordinary operating expenses for the first twelve months after effectiveness, Magnetar has agreed that, during such period, any sub-advisory fees paid to Magnetar will be remitted back to FS Energy Advisor in an amount equal to the lesser of (i) 50% of the “ordinary operating expenses” paid or waived by FS Energy Advisor pursuant to the 2017 Expense Limitation Agreement, or (ii) the sub-advisory fees paid to Magnetar. If the amount of ordinary operating expenses during such period exceeds the amount of Management Fees paid to FS Energy Advisor, FS Investments will be solely responsible for any such excess.

On February 28, 2018, FS Energy Advisor and the Fund amended and restated the 2017 Expense Limitation Agreement under which FS Energy Advisor will agree to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed the New Expense Limitation. Pursuant to the Expense Limitation Agreement, the New Expense Limitation will go into effect on March 8, 2018. The New Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the

Board on written notice to FS Energy Advisor. The Expense Limitation Agreement may not be terminated by FS Energy Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

MANAGEMENT FEES

Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by FS Energy Advisor to the Fund, FS Energy Advisor is entitled to a Management Fee. The Sub-Advisory Agreement provides that Magnetar will receive 50% of the Management Fee paid to FS Energy Advisor under the Investment Advisory Agreement.

Management Fee

The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.50% of the Fund’s average daily gross assets during such period. Prior to February 28, 2018, the Management Fee was 1.75% of the Fund’s average daily gross assets. Subject to the consent of Magnetar, the Management Fee may or may not be taken in whole or in part at the discretion of FS Energy Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Energy Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

Approval of Investment Advisory and Sub-Advisory Agreements

The Investment Advisory Agreement and Sub-Advisory Agreement were approved by the Board and the sole initial Shareholder and became effective upon the commencement of the Fund’s investment operations in March 2017. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to the Board as required by, Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to the Fund’s, (iii) comparative data with respect to advisory fees or similar expenses paid by other investment companies with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under each of the agreements. A discussion regarding the basis for the approval of the Investment Advisory Agreement and Sub-Advisory Agreement by the Board is available in the Fund’s semi-annual report to Shareholders for the period ended April 30, 2017.

DETERMINATION OF NET ASSET VALUE

The Fund determines the NAV of Shares on each day that the NYSE is open for business as of the close of the regular trading session. Each Class A, Class L and Class T Share will be offered at NAV plus the applicable Sales Load, while each Class I and Class M Share will be offered at NAV. The Fund calculates NAV per Share on a class-specific basis. The NAV of a class of shares depends on the number of shares of the applicable class outstanding at the time the NAV of the applicable share class is determined. As such, the NAV of each class of Shares may vary if the Fund sells different amounts of Shares per class. The Fund’s assets and liabilities are valued in accordance with the principles set forth below.

FS Energy Advisor values the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was developed by the Board’s audit committee and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to FS Energy Advisor. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

When determining the fair value of an asset, FS Energy Advisor seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that FS Energy Advisor deems relevant, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. However, determination of fair value, when applicable, involves subjective judgments and estimates. Accordingly, the notes to the Fund’s financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s financial statements.

The Fund expects that its portfolio will primarily consist of securities listed or traded on a recognized securities exchange or automated quotation system (an “Exchange-Traded Security”) or securities traded on a privately negotiated OTC secondary market for institutional investors for which indicative dealer quotes are available (an “OTC Security”).

For purposes of calculating NAV, FS Energy Advisor uses the following valuation methods:

●	The market value of each Exchange-Traded Security is the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded.

●	If no sale is reported for an Exchange-Traded Security on the valuation date or if a security is an OTC Security, the Fund values such security using quotations obtained from an independent third-party pricing service, which provides prevailing bid and ask prices that are screened for validity by the service from dealers on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, the Fund obtains bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities are valued at the mid-point of the average bid and ask prices obtained from such sources.

●	To the extent that the Fund holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Fund will value such investments at fair value as determined in good faith by FS Energy Advisor in accordance with the Fund’s valuation policy and pursuant to authority delegated by the Board as described below. In making such determination, FS Energy Advisor may rely upon valuations obtained from an independent valuation firm.

In making its determination of fair value, FS Energy Advisor may use independent third-party pricing or valuation services; provided that FS Energy Advisor shall not be required to determine fair value in accordance with the valuation provided by any single source, and FS Energy Advisor shall retain the discretion to use any relevant data, including information obtained from any independent third-party valuation or pricing service, that FS Energy Advisor deems to be reliable in determining fair value under the circumstances.

Below is a description of factors that may be considered when valuing securities for which no active secondary market exists.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of the collateral securing its debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

For equity interests, various factors may be considered in determining fair value, including multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or an acquisition, recapitalization, restructuring or other related items.

Other factors that may be considered in valuing securities include private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies, the acquisition price of such investment or industry practices in determining fair value. FS Energy Advisor may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of the portfolio company relative to comparable firms, as well as such other factors as FS Energy Advisor, in consultation with any third-party valuation or pricing service, if applicable, may consider relevant in assessing fair value.

If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value.

Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security, where applicable.

If events materially affecting the price of foreign portfolio securities occur between the time when their price was last determined on such foreign securities exchange or market and the time when the Fund’s NAV was last calculated (for example, movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets), such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Board. For purposes of calculating NAV, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at prevailing exchange rates as may be determined in good faith by FS Energy Advisor, under the supervision of the Board.

Swaps typically will be valued using valuations provided by a third-party pricing service. Such pricing service valuations generally will be based on the present value of fixed and projected floating rate cash flows over the term of the swap contract and, in the case of credit default swaps, generally will be based on credit spread quotations obtained from broker-dealers and expected default recovery rates determined by the third-party pricing service using proprietary models. Future cash flows will be discounted to their present value using swap rates provided by electronic data services or by broker-dealers.

While the Fund’s policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values determined by FS Energy Advisor would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the securities were sold. The Fund will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value.

CONFLICTS OF INTEREST

FS Energy Advisor, Magnetar and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:

●	The managers, officers and other personnel of FS Energy Advisor allocate their time between advising the Fund and managing and operating other investment activities and business activities in which they may be involved;

●	The personnel of Magnetar allocate their time between assisting FS Energy Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including acting in an investment management capacity for other funds or accounts that actively invest in the energy and natural resource sectors, including in the securities of Natural Resource Companies;

●	The Fund may compete with certain affiliates for investments, subjecting FS Energy Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf;

●	The Fund may compete with other funds or clients managed or advised by Magnetar or affiliates of Magnetar for investment opportunities, subjecting Magnetar and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf or recommending investments to FS Energy Advisor;

●	Regardless of the quality of the assets acquired by the Fund, the services provided to the Fund or whether the Fund makes distributions to Shareholders, FS Energy Advisor and Magnetar will receive the Management Fee in connection with the management of the Fund’s portfolio;

●	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, the Fund and other clients for which FS Energy Advisor or Magnetar provides investment management services or carry on investment activities may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities, as may be permitted by law and subject to compliance with appropriate procedures. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients and may make certain investment opportunities, which might otherwise be desirable, unavailable or impractical even if appropriate procedures are in place. Additionally, investment at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities by the Fund and other clients of FS Energy Advisor or Magnetar may result in FS Energy Advisor or Magnetar coming into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments (or of Magnetar to recommend to FS Energy Advisor the acquisition or disposition of an investment), even if such acquisition or disposition would otherwise be desirable. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Energy Advisor or Magnetar would otherwise take an action;

●	FS Energy Advisor, Magnetar and their respective affiliates may give advice and recommend securities to other clients, in accordance with the investment objectives and strategies of such other clients, which may differ from advice given to, or the timing or nature of the action taken with respect to, the Fund so long as it is their policy, to the extent practicable, to recommend for allocation and/or allocate investment opportunities to the Fund on a fair and equitable basis relative to their other clients, even though their investment objectives may overlap with those of the Fund;

●	Magnetar and its affiliates may have existing business relationships or access to material non-public information that would prevent Magnetar from recommending, considering or consummating certain investment opportunities (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. Similarly, FS Energy Advisor and its affiliates may have existing business relationships or access to material non-public information that would prevent it from considering, approving or consummating an investment opportunity (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Energy Advisor or Magnetar would otherwise take such an action;

●	To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of FS Energy Advisor, Magnetar and any of their respective affiliates, as applicable, FS Energy Advisor, Magnetar and any of their respective affiliates may deem it appropriate for the Fund and one or more other investment accounts managed by FS Energy Advisor, Magnetar or any of their respective affiliates to participate in an investment opportunity. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. To mitigate these conflicts, FS Energy Advisor and/or Magnetar, as applicable, will seek to execute such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Fund, the clients for which participation is appropriate and any other factors deemed appropriate;

●	Subject to applicable law, so long as the Sub-Advisory Agreement is in effect, and neither party has provided notice of termination, the Adviser has agreed not to enter into a sub-advisory agreement with any third party to act as an additional sub-adviser to the Fund. The Adviser may therefore have a conflict of interest in making recommendations to the Board regarding the retention of Magnetar as a sub-adviser to the Fund, or in making recommendations regarding the retention of any additional or different third party sub-advisers; and

●	The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, acquires more than 5% of the voting securities of the Fund, FS Energy Advisor or Magnetar (or either of their respective controlling entities), the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into joint transactions with such persons, absent the availability of an exemption or prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund may be limited.

QUARTERLY REPURCHASES OF SHARES

No Right of Redemption

No Shareholder will have the right to require the Fund to redeem its Shares. No public market exists for the Shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to Shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase a specified percentage of its outstanding Shares at the NAV at regular intervals.

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% and no more than 25% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date (each a “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares for each Share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline. Typically, the Repurchase Offer Amount will be 5% of the Shares outstanding on the Repurchase Request Deadline. Repurchase offers in excess of this amount will be made solely at the discretion of the Board.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (877) 372-9880 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of Shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than FS Energy Advisor otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. FS Energy Advisor intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to his or her Shares. Shareholders have no rights to redeem or transfer their Shares. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The following description is based on relevant portions of the Delaware Statutory Trust Act and on the Fund’s declaration of trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act and the Fund’s declaration of trust and bylaws, copies of which are filed with the books and records of the Fund, for a more detailed description of the provisions summarized below.

Shares of Beneficial Interest

The Fund’s declaration of trust authorizes the Fund’s issuance of an unlimited number of shares of beneficial interest, par value $0.001 per share. The Fund’s declaration of trust permits the Board to authorize one or more classes of Shares (which classes may be designated as one or more series), with Shares of each such class or series having such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Board may determine. The Board may from time to time, without a vote of the Shareholders, divide, combine or, prior to the issuance of Shares, reclassify the Shares into a greater or lesser number without thereby changing the proportionate beneficial interest in such Shares. A majority of the Board, without any vote of Shareholders, may from time to time make any amendment to the Fund’s declaration of trust, including any amendment altering the terms or contract rights, as expressly set forth in the Fund’s declaration of trust, of any outstanding Shares, subject to the provisions of the 1940 Act.

The Fund offers five different classes of Shares: Class A, Class I, Class L, Class M and Class T Shares.

Affiliates of the Fund have been granted exemptive relief by the SEC permitting the Fund to offer multiple classes of Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” The details of each Share class are set forth in “Plan of Distribution.”

There is currently no market for the Shares, including Class A, Class I, Class L, Class M, and Class T Shares, and the Fund does not expect that a market for the Shares, including Class A, Class I, Class L, Class M and Class T Shares, will develop. Pursuant to the Fund’s declaration of trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware (the “DGCL”) and therefore generally will not be personally liable for the Fund’s debts or obligations.

Set forth below is a chart describing the classes of the Fund’s securities outstanding as of February 1, 2018:

(1) Title of Class	(2) Amount Authorized	(3) Account Held by the Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)

Common shares of beneficial interest, par value $0.001 per share	Unlimited	—	2,455,944

Class A Shares	Unlimited	—	209,290

Class I Shares	Unlimited	—	2,241,242

Class L Shares	Unlimited	—	—

Class M Shares	Unlimited	—	—

Class T Shares	Unlimited	—	5,412

Common Shares

Under the terms of the Fund’s declaration of trust, all Shares are fully paid and non-assessable when the consideration for such Shares is received by the Fund. Distributions may be paid to the holders of the Fund’s Class A, Class I, Class L, Class M and Class T Shares (which shall be done pro rata among the Shareholders of a specific class) at the same time and in different per share amounts on such Class A, Class I, Class L, Class M and Class T Shares if, as and when authorized and declared by the Board.

Each class of Shares shall represent beneficial interests in all of the Fund’s assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption (if any) as each other class of Shares except for such differences as are set forth in the Fund’s declaration of trust or any resolution of the Board. Except as may be provided by the Board in setting the terms of classified or reclassified Shares, Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Fund’s declaration of trust provides that the Board shall have the power to repurchase or redeem Shares. In addition, the Shares are not subject to any mandatory redemption obligations by the Fund.

In the event of the Fund’s liquidation, dissolution or winding up, each share of a class of Shares would be entitled to be paid, out of the Fund’s assets that are legally available for distribution to the Fund’s Shareholders after the Fund pays or makes reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time, a liquidation payment equal to the NAV per share of such class; provided, however, that if the Fund’s available assets are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of Shares of each class of Shares ratably in the same proportion as the respective amounts that would be payable on such Shares of each class of Shares if all amounts payable thereon were paid in full.

Class A, Class I, Class L, Class M and Class T Shares will vote together as a single class, and each share will be entitled to one vote on all matters submitted to a vote of Shareholders, including the election of trustees, and subject to the terms of any class or series of preferred shares, the holders of common shares shall have the exclusive right to vote on all matters as to which a Shareholder is entitled to vote pursuant to applicable law at all meetings of Shareholders; provided, however, that the holders of a class of Shares will have exclusive voting rights regarding any matter submitted to Shareholders that relates solely to such class and will have separate voting rights on any matter submitted to Shareholders in which the interests of that class differ from the interests of any other class. There will be no cumulative voting in the election of trustees, which means that holders of a majority of the outstanding Shares will be able to elect all of the Fund’s trustees, provided that there are no Shares of any other class or series of Shares outstanding entitled to vote in the election of trustees, and holders of less than a majority of such Shares will be unable to elect any trustee.

Under the Fund’s declaration of trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or the holders of a majority of the Shares, or in compliance with the requirements of any exchange on which Shares may be listed in the future.

Preferred Shares and Other Securities

The Fund’s declaration of trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to the Shares and before any purchase of Shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of the Fund’s Managed Assets after deducting the amount of such distribution or purchase price, as the case may be, and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Fund’s declaration of trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Fund’s declaration of trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position.

The Fund has entered into the Investment Advisory Agreement with FS Energy Advisor. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, FS Energy Advisor is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

FS Energy Advisor has also entered into the Sub-Advisory Agreement with Magnetar. The Sub-Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, Magnetar is not liable for any error of judgment or mistake of law or for any loss the Fund suffers arising out of Magnetar’s activities. In addition, the Sub-Advisory Agreement provides that Magnetar will indemnify the Fund, FS Energy Advisor and any of their respective affiliates and controlling persons for any liability and expenses, including reasonable attorneys’ fees, which the Fund,

FS Energy Advisor or any of their respective affiliates and controlling persons may sustain as a result of Magnetar’s willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder.

Pursuant to the Fund’s declaration of trust, the Fund will advance the expenses of defending any action for which indemnification is sought if, among other requirements, the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund if it is subsequently determined that the indemnitee is not entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Fund’s declaration of trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the declaration of trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been duly elected and qualified pursuant to the Fund’s declaration of trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.

The Fund’s declaration of trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the declaration of trust) (i) with cause, and not without cause, at any meeting of Shareholders by a vote of 75% of the outstanding Shares or (ii) with or without cause, by at least two-thirds (66 2/3%) of the remaining Trustees.

As of the date of this prospectus, the Fund had a total of five members of the Board, three of whom were Independent Trustees.

Action by Shareholders

The Fund’s declaration of trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Fund’s declaration of trust or a resolution of the Board specifying a greater or lesser vote requirement, and except as set forth above with respect to the election of Trustees, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act, pursuant to the Fund’s declaration of trust, the Board may amend the declaration of trust without any vote of Shareholders. Pursuant to the Fund’s declaration of trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Fund’s declaration of trust provides that Shares shall not entitle Shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Fund’s declaration of trust provides that if and to the extent that any provision of the Fund’s declaration of trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Fund’s declaration of trust; provided, however, that such determination shall not affect any of the remaining provisions of the declaration of trust or affect the validity of any action taken or omitted to be taken prior to such determination.

TAX ASPECTS

The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and its Shareholders. A more complete discussion of the tax rules applicable to the Fund and its Shareholders can be found in the SAI that is incorporated by reference into this prospectus.

This discussion assumes you are a taxable U.S. person (as defined for U.S. federal income tax purposes) and that you hold your shares as capital assets (generally, for investment). The discussion is based upon current provisions of the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and its Shareholders (including Shareholders subject to special tax rules and Shareholders owning large positions in the Fund), nor does this discussion address any state, local or foreign tax concerns.

The discussion set forth herein does not constitute tax advice. Investors are urged to consult their own tax advisers to determine the tax consequences to them of investing in the Fund.

Taxation of the Fund

The Fund has elected to be treated and to qualify as a RIC under Subchapter M of the Code. Accordingly, the Fund must, among other things,

(i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”), which generally includes the MLPs in which the Fund expects to invest; and

(ii) diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

As a RIC, the Fund generally is not subject to U.S. federal income tax on income and gains that it distributes each taxable year to Shareholders, provided that it distributes at least 90% of the sum of the Fund’s (i) investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short term capital gain over net long term capital loss, and other taxable income other than any net capital gain (as defined below) reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) net tax-exempt interest income (the excess of its gross tax-exempt interest income over certain disallowed deductions), if any. The Fund will be subject to income tax at regular corporate rates on any investment company taxable income and net capital gain that it does not distribute to its Shareholders.

The Fund may either distribute or retain for reinvestment all or part of its net capital gain (which consists of the excess of its net long term capital gain over its net short term capital loss). If any such gain is retained, the Fund will be subject to a corporate income tax on such retained amount. In that event, the Fund may report the retained amount as undistributed capital gain in a notice to its Shareholders, each of whom, if subject to U.S. federal income tax on long term capital gains, (i) will be required to include in income for U.S. federal income tax purposes as long term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its Shares by the amount of undistributed capital gains included in the Shareholder’s income less the tax deemed paid by the Shareholder under clause (ii).

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% federal excise tax at the Fund level. To avoid the tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, and (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year. In addition, the minimum amounts that must be distributed in any year to avoid the federal excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from previous years. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax. Although the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% federal excise tax, there can be no assurance that sufficient amounts of the Fund’s ordinary income and capital gains will be distributed to avoid entirely the imposition of the tax. In that event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long term capital gains or qualified dividend income into higher taxed short term capital gains or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not be qualified income for purposes of the 90% gross income requirement described above. These U.S. federal income tax provisions could therefore affect the amount, timing and character of distributions to Shareholders.

If for any taxable year the Fund were to fail to qualify as a RIC, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders.

Taxation of Shareholders

Distributions paid to you by the Fund from its investment company taxable income (“ordinary income dividends”) are generally taxable to you as ordinary income to the extent of the Fund’s current or accumulated earnings and profits. Provided that certain holding period and other requirements are met, such distributions (if properly reported by the Fund) may qualify (i) for the dividends received deduction in the case of corporate Shareholders to the extent that the Fund’s income consists of dividend income from U.S. corporations, and (ii) in the case of individual Shareholders, as qualified dividend income eligible to be taxed at long term capital gains rates to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations. There can be no assurance as to what portion of the Fund’s distributions will be eligible for the dividends received deduction or for the reduced rates applicable to qualified dividend income.

Distributions made to you from net capital gain (“capital gain dividends”), including capital gain dividends credited to you but retained by the Fund, are taxable to you as long term capital gains if they have been properly reported by the Fund, regardless of the length of time you have owned your Shares. Long term capital gain of individuals is generally subject to reduced U.S. federal income tax rates.

Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis of your Shares and thereafter will be treated as capital gains. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

Generally, after the close of its taxable year, the Fund will provide you with a written notice reporting the amount of any qualified dividend income or capital gain dividends and other distributions.

Except in the case of a repurchase (the consequences of which are described in the SAI under “Tax Aspects — Taxation of Shareholders”), the sale or other disposition of Shares of the Fund will generally result in capital gain or loss to you, and will be long term capital gain or loss if the Shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of Shares held for six months or less will be treated as long term capital loss to the extent of any capital gain dividends received (including amounts credited as undistributed capital gain dividends) by you with respect to such Shares. A loss realized on a sale or exchange of Shares of the Fund will be disallowed if other substantially identical Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date of the sale or exchange of the Shares. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Dividends and other taxable distributions are taxable to you even if they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated as received by a Shareholder at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend or distribution will be treated for tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend or distribution was declared.

Shareholders are urged to consult their tax advisers regarding specific questions as to U.S. federal, foreign, state, local income or other taxes.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund nor FS Energy Advisor nor Magnetar will be a fiduciary under and within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

PLAN OF DISTRIBUTION

This is a continuous offering of Class A, Class I, Class L, Class M and Class T Shares as permitted by the federal securities laws. ALPS Distributors, Inc. located at 1290 Broadway, Suite 1100, Denver, CO 80203 serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A, Class L and Class T Shares, the applicable Sales Load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of Shares. In reliance on Rule 415, the Fund intends to offer to sell up to 160 million Shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. Financial Intermediaries may charge you separate or additional fees for processing purchase and exchange orders and repurchase requests. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders and requests correctly and promptly, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of the regular trading session (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary in good order. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Shares. The Class L, Class M and Class T Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to the applicable share class and is payable on a monthly basis. Class A and Class I Shares are not currently subject to a Distribution Fee.

The Distributor has entered into a “wholesaling” agreement with FS Investment Solutions, LLC (“FS Solutions”), a registered broker-dealer and an affiliate of FS Energy Advisor. Pursuant to the terms of the wholesaling agreement, FS Solutions will seek to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to, the independent broker-dealer channel, the registered investment adviser channel and the wirehouse channel.

FS Energy Advisor or its affiliates, in FS Energy Advisor’s discretion, may pay additional compensation from their own resources to Financial Intermediaries in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. Magnetar or its affiliates have agreed to fund up to 50% of any such Additional Compensation. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, FS Energy Advisor or its affiliates may pay a servicing fee to financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed certain classes of Shares of the Fund. See “—Shareholder Service Expenses.”

The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for FS Energy Advisor and its affiliates in the ordinary course of business.

Prior to the initial public offering of Shares, Michael C. Forman purchased Shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

In March 2017, FS Investments and Magnetar collectively purchased $20,000,000 of Class I Shares. FS Investments, Magnetar, and their respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this Offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.

About the Dealer Manager

The dealer manager for this offering is FS Solutions, an affiliate of FS Energy Advisor. FS Solutions was formed in July 2007 as FS2 Capital Partners, LLC and registered as a broker-dealer with the SEC and The Financial Industry Regulatory Authority, Inc. (“FINRA”) in December 2007. FS Solutions may receive compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of certain classes of the Fund’s Shares.

Automatic Investment Plan—Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 into your established Fund account on specified days on a monthly, quarterly, semi-annual or annual basis. Please contact the Fund at (215) 495-1150 for more information about the Fund’s Automatic Investment Plan.

Purchase Terms

The minimum initial investment by a shareholder for Class A, Class L, Class M and Class T Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for investments made pursuant to the Fund’s “opt out” DRP or as otherwise permitted by the Fund. The minimum initial investment for Class I Shares is $1,000,000, while subsequent investments may be made in any amount. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Class I Shares in the following situations: broker-dealers purchasing fund Shares for clients in broker-sponsored discretionary fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) purchasing fund Shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A, Class L and Class T Shares, the applicable Sales Load. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.

Share Class Considerations

When selecting a Share class, you should consider the following:

●	which Share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the Shares; and

●	total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Class A Shares

Investors purchasing Class A Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the Sales Load paid by each investor. A portion of the Sales Load, up to 0.75%, may be paid to the Fund’s dealer manager (the “Dealer Manager Fee”) or re-allowed to participating broker-dealers. The following Sales Loads apply to your purchases of Class A Shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested

Under $100,000	5.00%	0.75%	5.75%	6.10%

$100,000-$249,999	4.00%	0.75%	4.75%	4.99%

$250,000-$499,999	3.00%	0.75%	3.75%	3.90%

$500,000-$999,999	2.00%	0.50%	2.50%	2.56%

$1,000,000 and Above	1.00%	0.50%	1.50%	1.52%

* Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class A Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums); and

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

Class I Shares

Class I Shares will be sold at the then-current NAV per Class I Share and are not subject to any upfront sales charge, shareholder servicing fees or Distribution Fees. Class I Shares may only be available through certain Financial Intermediaries. Because the Class I Shares are sold at the then-current NAV per Class I Share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I Shares require a minimum investment of $1,000,000 while subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum as described above under “—Purchase Terms.”

Class L Shares

Investors purchasing Class L Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 3.50%, as set forth in the table below. The following Sales Loads apply to your purchases of Class L Shares of the Fund:

Amount Purchased	Sales Load as a % of Offering Price*	Sales Load as a % of Amount Invested

Under $250,000	3.50%	3.63%

$250,000-$499,999	2.50%	2.56%

$500,000-$999,999	1.50%	1.52%

$1,000,000 and Above	None	None

* Sales Load paid is the Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class L Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L Shares; and

●	a monthly Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L Shares.

Class M Shares

Class M Shares will be sold at the then-current NAV per Class M Share and are not subject to any upfront sales charge or shareholder servicing fees; however, the following are additional features that should be taken into account when purchasing Class M Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums); and

●	a monthly Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class M Shares.

Because the Class M Shares of the Fund are sold at the prevailing NAV per Class M Share without an upfront Sales Load, the entire amount of your purchase is invested immediately.

Class T Shares

Investors purchasing Class T Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 3.50%, as set forth in the table below. The following Sales Loads apply to your purchases of Class T Shares of the Fund:

Amount Purchased	Sales Load as a % of Offering Price*	Sales Load as a % of Amount Invested

Under $250,000	3.50%	3.63%

$250,000-$499,999	2.50%	2.56%

$500,000-$999,999	1.50%	1.52%

$1,000,000 and Above	None	None

* Sales Load paid is the Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class T Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class T Shares; and

●	a monthly Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class T Shares.

Potential Sales Charge Waiver

You may be able to buy Class A, Class L or Class T Shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting distributions;

●	a current or former director or Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of FS Energy Advisor or Magnetar or their affiliates or of a broker-dealer authorized to sell Shares of the Fund;

●	purchasing Shares directly through FS Solutions;

●	purchasing Shares through a financial services firm that has a special arrangement with the Fund;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class A, Class L or Class T (or equivalent type) Shares of another fund for an investment in the Fund.

In addition, concurrent purchases of Class A, Class L or Class T Shares by related accounts may be combined to determine the application of the Sales Load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the Sales Load.

It is the investor’s responsibility to determine whether a reduced Sales Load would apply. The Fund is not responsible for making such determination. To receive a reduced Sales Load,

notification must be provided at the time of the purchase order. If you purchase Class A, Class L or Class T Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

You may purchase Class A, Class L or Class T Shares at a reduced initial sales charge by aggregating (1) the dollar amount of the new purchase (measured by the offering price) and (2) the value of your accumulated holdings of all Class A, Class L and Class T Shares of the Fund then held by you, or held in the accounts identified under “Aggregating Accounts,” and applying the sales charge applicable to such aggregate amount. Subject to the Transfer Agent’s and your intermediary’s capabilities, the value of your accumulated holdings will be calculated as the higher of (i) the current value of your existing holdings as of the day prior to your investment or (ii) the amount you invested (including reinvested dividends and capital gains, but excluding capital appreciation) less any withdrawals, in each case, including holdings held in applicable accounts identified under “Aggregating Accounts.” In order to obtain such discount, you must provide sufficient information to your financial intermediary at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

Aggregating Accounts

To take advantage of lower applicable initial sales charges on large purchases or through the exercise of right of accumulation, the following persons may qualify to aggregate accounts:

●	an individual;

●	an individual and his or her spouse within the same household or custodial accounts for your minor children under the age of 21; and

●	any individuals sharing the same social security or tax identification number.

To receive a reduced sales charge under rights of accumulation, you must notify your financial intermediary of any eligible accounts that you, your spouse and your children under age 21 have at the time of your purchase.

Minimum Account Balances

The Fund reserves the right to annually request that intermediaries close Fund accounts that are valued at less than $500, other than as a result solely of depreciation in share value. Please note that you may incur a tax liability as a result of your account closure and associated redemption. Certain accounts held through intermediaries may not be subject to closure due to the policies of the intermediaries. You may receive written notice from your intermediary to increase your account balance to the required minimum to avoid having your account closed. If you hold Shares directly with the Fund, you may receive written notice prior to the closure of your Fund account so that you may increase your account balance to the required minimum. The Fund reserves the right to change the amount of these minimums or maximums from time to time or to waive them in whole or in part.

Share Class Conversions

Upon request, the Fund may, in its discretion, permit a current Shareholder to convert Shares held by them to another class of Fund Shares in a non-taxable transaction; provided that such Shareholder meets the requirements of the new Share class.

Distribution Plan

The Fund, with respect to its Class L, Class M and Class T Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L, Class M and Class T Shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to the applicable share classes for remittance to financial intermediaries, as compensation for distribution and/or maintenance of shareholder accounts performed by such financial intermediaries for beneficial shareholders of the Fund.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class L and Class T Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include (i) electronic processing of client orders, (ii) electronic fund transfers between clients and the Fund, (iii) account reconciliations with the Fund’s transfer agent, (iv) facilitation of electronic delivery to clients of Fund documentation, (v) monitoring client accounts for back-up withholding and any other special tax reporting obligations, (vi) maintenance of books and records with respect to the foregoing, (vii) responding to customer inquiries of a general nature regarding the Fund; (viii) responding to customer inquiries and requests regarding Statements of Additional Information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (ix) assisting customers in changing account options, account designations and account addresses, and (x) such other information and liaison services as the Fund or FS Energy Advisor may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A, Class L and Class T Shares, may incur expenses on an annual basis up to 0.25% of its average daily net assets attributable to Class A, Class L and Class T Shares, respectively.

DISTRIBUTIONS

Subject to the Board’s discretion and applicable legal restrictions, the Fund intends to pay ordinary cash distributions to Shareholders on a quarterly basis. Such regular distributions are expected to be paid using all or a portion of the Fund’s Available Operating Funds, which are defined as the Fund’s net investment income after the application of the Expense Limitation, net capital gains and dividends and other distributions, including those treated as a return of capital, paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains). The Fund may also pay distributions from offering proceeds or borrowings.

Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.

An Expense Limitation will have the effect of increasing the Available Operating Funds available to fund regular distributions. The Fund’s future repayments of amounts reimbursed or waived by FS Energy Advisor pursuant to an Expense Limitation will in turn reduce the Available Operating Funds available to fund regular distributions. There can be no assurance that the Fund will achieve the performance necessary to sustain its distributions or that it will be able to pay distributions at a specific rate or at all. FS Energy Advisor and Magnetar have no obligation to waive fees and expenses or otherwise reimburse expenses in future periods.

Each year a statement on Form 1099-DIV identifying the character of the distributions (i.e., as ordinary income, “qualified dividend income,” “capital gain dividends,” and/or a tax-free return of capital) will be mailed to Shareholders. Fund distributions to Shareholders may exceed the Fund’s earnings and profits for U.S. federal income tax purposes, especially during the period before the Fund has substantially invested the proceeds from this Offering. As a result, a portion of such distributions may constitute a return of capital and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. In addition, certain investments the Fund makes, including preferred and common equity investments, may generate dividends and other distributions to the Fund that are treated for tax purposes as a return of capital, and a portion of the Fund’s distributions to Shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Fund may use such dividends or other distribution proceeds to fund its distributions to Shareholders. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

To qualify for and maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year an amount at least equal to the sum of 90% of its “investment company taxable income” and its net tax-exempt interest income, if any, for such tax year. In order to avoid certain excise taxes imposed on RICs, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during such years and on which the Fund paid no federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Distribution Reinvestment Plan

The Fund operates under a DRP administered by DST. Pursuant to the plan, the Fund’s cash distributions are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. Registered Shareholders who do not wish to have cash distributions automatically reinvested should so notify DST in writing at FS Energy Total Return Fund, c/o DST Systems, Inc., P.O. Box 219095, Kansas City, Missouri 64121-9095. Such written notice must be received by DST no later than 15 days prior to the record date of the cash distribution or the Shareholder will receive such cash distribution in Shares through the DRP. If Shares are held by a broker or other financial intermediary, a Shareholder may elect to withdraw from the DRP by notifying their broker or other financial intermediary of their election. Under the DRP, the Fund’s cash distributions to shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a cash distribution, DST, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund newly issued. The number of Shares to be received when cash distributions are reinvested will be determined by dividing the total dollar amount of the distribution payable by the NAV per share of the applicable class.

Although Shares issued pursuant to the DRP will not be subject to any Sales Load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

DST will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. DST will hold Shares in the account of the shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. DST, or another entity selected by a financial intermediary, as the case may be, will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRP, DST will administer the DRP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.

Neither DST nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of cash distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Aspects.”

The Fund reserves the right to amend, suspend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by participants.

All correspondence concerning the DRP should be directed to the plan administrator by mail at FS Energy Total Return Fund, c/o DST Systems, Inc., P.O. Box 219095, Kansas City, Missouri 64121-9095. A Shareholder may obtain a copy of the DRP by request to the plan administrator or by contacting the Fund.

FISCAL YEAR; REPORTS

For accounting purposes, the Fund’s fiscal year ends on October 31. The Fund’s tax year ends on October 31. After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

PRIVACY NOTICE

The Fund is committed to protecting the privacy of Shareholders. This privacy notice explains the privacy policies of the Fund and its affiliates. This notice supersedes any other privacy notice Shareholders may have received from the Fund.

The Fund will safeguard, according to strict standards of security and confidentiality, all information the Fund receives about Shareholders. The only information the Fund collects from Shareholders is their name, address, number of Shares held and their social security number. This information is used only so that the Fund can service Shareholder accounts, send Shareholders annual reports, semi-annual reports and other information about the Fund, and send Shareholders other information required by law.

The Fund does not share this information with any non-affiliated third party except as described below.

●	Authorized employees of FS Energy Advisor. It is the Fund’s policy that only authorized employees of FS Energy Advisor who need to know a Shareholder’s personal information will have access to it.

●	Service providers. The Fund may disclose a Shareholder’s personal information to companies that provide services on the Fund’s behalf, such as record keeping, processing the Shareholder’s trades and mailing the Shareholder information. These companies are required to protect the Shareholder’s information and use it solely for the purpose for which they received it.

●	Courts and government officials. If required by law, the Fund may disclose a Shareholder’s personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

Investor Services

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Telephone: (215) 495-1150

Website: www.fsinvestments.com

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 160,000,000

Common Shares

FS ENERGY TOTAL RETURN FUND

Investment Adviser

FS Energy Advisor, LLC

PROSPECTUS

February 28, 2018

PR-ETR

Maximum Offering of 160,000,000 Common Shares

FS ENERGY TOTAL RETURN FUND

Investment Adviser

FS Energy Advisor, LLC

Statement of Additional Information

February 28, 2018

FS Energy Total Return Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company operating as an interval fund. The Fund makes investments as described in the Fund’s prospectus dated February 28, 2018, as may be supplemented from time to time (the “Prospectus”), which is incorporated herein by reference, with the proceeds it receives from the sale of common shares of beneficial interest (all classes of the Fund’s common shares of beneficial interest are collectively referred to in this Statement of Additional Information as “Shares”). There can be no assurance that the Fund will achieve its investment objective.

This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling the Fund collect at (215) 495-1150 or by accessing the Fund’s “Prospectus” page on FS Investments’ website at www.fsinvestments.com. The information on FS Investments’ website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Certain Bankruptcy and Insolvency Issues

Some of the companies in which the Fund invests may be involved in complex bankruptcy or insolvency proceedings in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, through U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment, with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments or grants of security to the Fund may be reclaimed, recharacterized or avoided if any such payment or grant is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court considers a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Economic Recession or Downturn Risk

Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and net asset value (“NAV”). Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.

Market Developments

Although the U.S. and foreign markets are not currently experiencing the same levels of disruption as occurred during 2008 and 2009, extreme volatility or market disruption may occur in the future. Instability in the credit markets may make it more difficult for issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.

These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. These developments, including rising interest rates, could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to investors. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the Fund’s NAV.

Government Intervention and Regulatory Risks

The recent instability in the financial markets discussed above has led the U.S. Government and certain foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity, including through direct purchases of equity and debt securities. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the issuers in which the Fund invests in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) contains sweeping financial legislation regarding the operation of banks, private fund managers and other financial institutions. The Dodd-Frank Act includes provisions regarding, among other things, the regulation of derivatives (see “Investment Objective, Policies and Risk — Other Portfolio Strategies – Derivatives and Derivative Strategies — Dodd-Frank Act Risk” below), the identification, monitoring and prophylactic regulation of systemic risks to financial markets, and the regulation of proprietary trading and investment activity of banking institutions. The continuing implementation of the Dodd-Frank Act and any other regulations could adversely affect FS Energy Advisor, LLC (“FS Energy Advisor”), the Fund’s investment adviser, Magnetar Asset Management LLC (“Magnetar”), the Fund’s investment sub-adviser, and the Fund. FS

Energy Advisor may attempt to take certain actions to lessen the impact of the Dodd-Frank Act and any other legislation or regulation affecting the Fund, although no assurances can be given that such actions would be successful and no assurances can be given that such actions would not have a significant negative impact on the Fund. The ultimate impact of the Dodd-Frank Act, and any additional future legislation or regulation, is not yet certain and FS Energy Advisor, Magnetar and the Fund may be affected by governmental action in ways that are unforeseeable.

The SEC and its staff have also engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing investment companies. These efforts appear to be focused on risk identification and controls in various areas, including embedded leverage through the use of derivatives and other trading practices, cybersecurity, liquidity, enhanced regulatory and public reporting requirements and the evaluation of systemic risks. On October 13, 2016, the SEC adopted new rules and forms, and amended existing rules and forms, to modernize the reporting of information provided by funds and to improve the quality and type of information that funds provide to the SEC and investors. In part, the new and amended rules and forms amend Regulation S-X and require standardized, enhanced disclosure about derivatives in a fund’s financial statements, as well as other amendments. Any additional new rules, guidance or regulatory initiatives resulting from these efforts could increase the Fund’s expenses and impact its returns to Shareholders or, in the extreme case, impact or limit the Fund’s use of various portfolio management strategies or techniques and adversely impact the Fund.

In the aftermath of the recent financial crisis, there appears to be a renewed popular, political and judicial focus on finance-related consumer protection. Financial institution practices are also subject to greater scrutiny and criticism generally. In the case of transactions between financial institutions and the general public, there may be a greater tendency toward strict interpretation of terms and legal rights in favor of the consuming public, particularly where there is a real or perceived disparity in risk allocation and/or where consumers are perceived as not having had an opportunity to exercise informed consent to the transaction. In the event of conflicting interests between retail investors holding common shares of a closed-end investment company such as the Fund and a large financial institution, a court may similarly seek to strictly interpret terms and legal rights in favor of retail investors.

Additionally, the change in presidential administration could significantly impact the regulation of United States financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act, including the Volcker Rule and various swaps and derivatives regulations, the authority of the Federal Reserve and FSOC, and renewed proposals to separate banks’ commercial and investment banking activities. Other potential changes that could be pursued by the new presidential administration could include the United States’ withdrawal from, or attempt to renegotiate, various trade agreements or the taking of other actions that would change current trade policies of the United States. It is not possible to predict which, if any, of these actions will be taken or, if taken, their effect on the economy, securities markets or the financial stability of the United States. The Fund may be affected by governmental action in ways that are not foreseeable, and there is a possibility that such actions could have a significant adverse effect on the Fund and its ability to achieve its investment objective.

Fixed-Income Instruments

The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.

An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.

The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.

LIBOR Risk. According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the London Interbank Offered Rate (“LIBOR”) setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

Debtor-in-Possession (“DIP”) Loans

The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally viewed as less risky than many other types of loans as a result of their seniority in the debtor’s capital structure, their underlying collateral and because their terms will have been approved by a federal bankruptcy court order, the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay the DIP loan.

Lender Liability

Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (ii) engages in other inequitable conduct to the detriment of such other creditors or (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Restricted and Illiquid Securities

The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its assets in liquid, short-term investments, including high quality, short-term securities which may be either tax-exempt or taxable. Short-term debt securities are defined to include, without limitation, the following:

1.	U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market has deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages, experienced extreme volatility, and in some cases, a lack of liquidity.

2.	Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

3.	Repurchase agreements, which typically involve purchases of debt securities.

4.	Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. FS Energy Advisor will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Defensive Investing Risk. For defensive purposes, the Fund may allocate assets into cash or short-term fixed income securities without limitation. In doing so, the Fund may succeed in avoiding losses but may otherwise fail to achieve its investment objective. Further, the value of short-term fixed income securities may be affected by changing interest rates and by changes in credit ratings of the investments. If the Fund holds cash uninvested, it will be subject to the credit risk of the depository institution holding the cash.

U.S. Government Debt Securities Risk. U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. government debt securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. In addition, economic events within the United States may negatively impact the value of U.S. government debt securities.

Short-Term Tax-Exempt Fixed Income Securities. Short-term tax-exempt fixed income securities are securities that are exempt from regular U.S. federal income tax and mature within three years or less from the date of issuance. Short-term tax-exempt fixed income securities are defined to include, without limitation, the following:

1.	Bond Anticipation Notes (“BANs”) are usually general obligations of state and local governmental issuers which are sold to obtain interim financing for projects that will eventually be funded through the sale of long-term debt obligations or bonds. The ability of an issuer to meet its obligations on its BANs is primarily dependent on the issuer’s access to the long-term municipal bond market and the likelihood that the proceeds of such bond sales will be used to pay the principal and interest on the BANs.

2.	Tax Anticipation Notes (“TANs”) are issued by state and local governments to finance the current operations of such governments. Repayment is generally to be derived from specific future tax revenues. TANs are usually general obligations of the issuer. A weakness in an issuer’s capacity to raise taxes due to, among other things, a decline in its tax base or a rise in delinquencies could adversely affect the issuer’s ability to meet its obligations on outstanding TANs.

3.	Revenue Anticipation Notes (“RANs”) are issued by governments or governmental bodies with the expectation that future revenues from a designated source will be used to repay the notes. In general, they also constitute general obligations of the issuer. A decline in the receipt of projected revenues, such as anticipated revenues from another level of government, could adversely affect an issuer’s ability to meet its obligations on outstanding RANs. In addition, the possibility that the revenues would, when received, be used to meet other obligations could affect the ability of the issuer to pay the principal and interest on RANs.

4.	Construction loan notes are issued to provide construction financing for specific projects. Frequently, these notes are redeemed with funds obtained from the Federal Housing Administration.

5.	Bank notes are notes issued by local government bodies and agencies as those described above to commercial banks as evidence of borrowings. The purposes for which the notes are issued are varied but they are frequently issued to meet short-term working capital or capital-project needs. These notes may have risks similar to the risks associated with TANs and RANs.

6.	Tax-Exempt Commercial Paper (“municipal paper”) represents very short-term unsecured, negotiable promissory notes, issued by states, municipalities and their agencies. Payment of principal and interest on issues of municipal paper may be made from various sources, to the extent the funds are available therefrom. Maturities on municipal paper generally will be shorter than the maturities of TANs, BANs or RANs. There is a limited secondary market for issues of municipal paper.

Certain municipal securities may carry variable or floating rates of interest whereby the rate of interest is not fixed but varies with changes in specified market rates or indices, such as a bank prime rate or tax-exempt money market indices.

While the various types of notes described above as a group represent the major portion of the tax-exempt note market, other types of notes are available in the marketplace and the Fund may invest in such other types of notes to the extent permitted under its investment objective, policies and limitations. Such notes may be issued for different purposes and may be secured differently from those mentioned above.

Risks of Foreign Investments

Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.

In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, in order to comply with guidance related to the accounting and disclosure of uncertain tax positions under U.S. generally accepted accounting principles, the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s NAV at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.

Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements, than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.

Brexit Risk. The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the United Kingdom (“U.K.”). The government of the U.K. held an in-or-out referendum on the U.K.’s membership in the EU on June 23, 2016. The referendum resulted in a vote in favor of the exit of the U.K. from the EU (“Brexit”). A process of negotiation will follow that will determine the future terms of the U.K.’s relationship with the EU. The uncertainty in the wake of the referendum could have a negative impact on both the U.K. economy and the economies of other countries in Europe. The Brexit process also may lead to greater volatility in the global currency and financial markets, which could adversely affect the Fund. In connection with investments in non-US issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund may make investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in US dollars, and the depreciation of the British pound sterling and/or the Euro in relation to the US dollar in anticipation of Brexit would adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer. Global central banks may maintain historically low interest rates longer than was anticipated prior to the Brexit vote, which could adversely affect the Fund’s income and its level of distributions.

Eurozone and Redenomination Risk. The Fund may invest from time to time in European companies and companies that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the European Union or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and European Union and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced in order to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In addition, securities or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in Euros. To the extent a currency used for redenomination purposes is not specified in respect of certain Eurozone-related investments, or should the Euro cease to be used entirely, the currency in which such investments are denominated may be unclear, making such investments particularly difficult to value or dispose of. The Fund may incur additional expenses to the extent it is required to seek judicial or other clarification of the denomination or value of such securities.

Other Portfolio Strategies

Derivatives and Derivative Strategies

The Fund’s use of derivative instruments involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks such as credit risk, leverage risk, liquidity risk, correlation risk and index risk as described below:

●

Credit Risk—the risk that the counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund, or the risk that the reference entity in a derivative will not be able to honor its financial obligations. In particular, derivatives traded in over-the-counter

(“OTC”) markets often are not guaranteed by an exchange or clearing corporation and often do not require payment of margin, and to the extent that the Fund has unrealized gains in such instruments or has deposited collateral with its counterparties, the Fund is at risk that its counterparties will become bankrupt or otherwise fail to honor their obligations.

●	Currency Risk—the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

●	Leverage Risk—the risk associated with certain types of investments or trading strategies (such as, for example, borrowing money to increase the amount of investments) that relatively small market movements may result in large changes in the value of an investment. Certain transactions in derivatives (such as futures transactions or sales of put options) involve substantial leverage risk and may expose the Fund to potential losses that exceed the amount originally invested by the Fund. When the Fund engages in such a transaction, the Fund will deposit in a segregated account, or earmark on its books and records, liquid assets with a value at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). Such segregation will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction, but will not limit the Fund’s exposure to loss.

●	Liquidity Risk—the risk that certain securities may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund as seller believes the security is currently worth. There can be no assurances that, at any specific time, either a liquid secondary market will exist for a derivative or the Fund will otherwise be able to sell such instrument at an acceptable price. It may, therefore, not be possible to close a position in a derivative without incurring substantial losses, if at all. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, certain derivatives traded in OTC markets, including indexed securities, swaps and OTC options, involve substantial liquidity risk. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.

●	Correlation Risk—the risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market or security to which the Fund seeks exposure through the use of the derivative. There are a number of factors which may prevent a derivative instrument from achieving the desired correlation (or inverse correlation) with an underlying asset, rate or index, such as the impact of fees, expenses and transaction costs, the timing of pricing, and disruptions or illiquidity in the markets for such derivative instrument.

●

Index Risk—If the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below the price that the Fund paid for such derivative. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

●	Volatility Risk—the risk that the Fund’s use of derivatives may reduce income or gain and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price over a defined time period. The Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses are potentially unlimited.

When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurances that the Fund’s hedging transactions will be effective. The Fund could also suffer losses related to its derivative positions as a result of unanticipated market movements, which losses are potentially unlimited. FS Energy Advisor and Magnetar may not be able to predict correctly the direction of securities prices, interest rates and other economic factors, which could cause the Fund’s derivatives positions to lose value. In addition, some derivatives are more sensitive to interest rate changes and market price fluctuations than other securities. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately.

When engaging in a hedging transaction, the Fund may determine not to seek to establish a perfect correlation between the hedging instruments utilized and the portfolio holdings being hedged. Such an imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to a risk of loss. The Fund may also determine not to hedge against a particular risk because they do not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge or because they do not foresee the occurrence of the risk. It may not be possible for the Fund to hedge against a change or event at attractive prices or at a price sufficient to protect the assets of the Fund from the decline in value of the portfolio positions anticipated as a result of such change. The Fund may also be restricted in its ability to effectively manage the portion of their assets that are segregated or earmarked to cover their obligations. In addition, it may not be possible to hedge at all against certain risks.

If the Fund invests in a derivative instrument it could lose more than the principal amount invested. Moreover, derivatives raise certain tax, legal, regulatory and accounting issues that may not be presented by investments in securities, and there is some risk that certain issues could be resolved in a manner that could adversely impact the performance of the Fund.

The Fund is not required to use derivatives or other portfolio strategies to seek to increase return or to seek to hedge its portfolio and may choose not to do so. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurances that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. Although FS Energy Advisor and Magnetar seek to use derivatives to further the Fund’s investment objective, there is no assurances that the use of derivatives will achieve this result.

In December 2015, the SEC proposed new regulations relating to use by a fund registered under the 1940 Act of derivatives and related instruments. If these or other regulations are adopted, they could significantly limit or impact the Fund’s ability to invest in derivatives and other instruments and adversely affect the Fund’s performance and ability to pursue its investment objective. While the nature of any such regulations or interpretations is uncertain at this time, it is possible that such regulations could limit the implementation of the Fund’s use of derivatives, which could have an adverse impact on the Fund. Neither the Fund nor FS Energy Advisor or Magnetar can predict the effects of these regulations or interpretations on the Fund’s portfolio. FS Energy Advisor and Magnetar intend to monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that they will be successful in doing so.

Failure of Futures Commission Merchants and Clearing Organizations. The Fund may deposit funds required to margin open positions in the derivative instruments subject to The Commodity Exchange Act (the “CEA”) with a clearing broker registered as a “futures commission merchant” (“FCM”). The CEA requires an FCM to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the FCM’s proprietary assets. Similarly, the CEA requires each FCM to hold in a separate secure account all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be invested by the clearing broker in certain instruments permitted under the applicable regulation. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund may not be fully protected in the event of the clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s combined domestic customer accounts.

Similarly, the CEA requires a clearing organization approved by the U.S. Commodity Futures Trading Commission (the “CFTC”) as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic futures, swaps and options contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, with respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend own funds in connection with any such default, the Fund would not be able to recover the full amount of assets deposited by the clearing broker on its behalf with the clearing organization.

General Limitations on Futures and Options Transactions. The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the CFTC and the National Futures Association, which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the CEA.

Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

Asset Coverage for Futures and Options Positions. The Fund complies with the regulatory requirements of the SEC and the CFTC with respect to coverage of options and futures positions by registered investment companies and, if the guidelines so require, will segregate or earmark cash, U.S. government securities, high-grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC on the Fund’s records in the amount prescribed. Securities segregated or earmarked on the Fund’s records cannot be sold while the futures or options position is outstanding, unless replaced with other permissible assets, and will be marked-to-market daily.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund’s derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into futures contracts. Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the

Fund to substantial losses. Successful use of futures also is subject to FS Energy Advisor’s and Magnetar’s ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. In order to enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund in order to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. Regulated exchanges may also have discretion under their rules to halt trading in a variety of circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses. The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

OTC Trading Risk. The derivative instruments that may be purchased or sold by the Fund may include instruments not traded on an exchange. The risk of nonperformance by the counterparty to an instrument may be greater than, and the ease with which the Fund can dispose of or enter into closing transactions with respect to an instrument may be less than, the risk associated with an exchange traded instrument. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are not traded on an exchange. The absence of liquidity may make it difficult or impossible for the Fund to sell such instruments promptly at an acceptable price. Derivative instruments not traded on exchanges also are not subject to the same type of government regulation as exchange traded instruments, and many of the protections afforded to participants in a regulated environment may not be available in connection with the transactions. Because derivatives traded in OTC markets generally are not guaranteed by an exchange or clearing corporation and generally do not require payment of margin, to the extent that the Fund has unrealized gains in such instruments or has deposited collateral with its counterparties the Fund is at risk that its counterparties will become bankrupt or otherwise fail to honor its obligations.

Dodd-Frank Act Risk. Title VII of the Dodd-Frank Act and Title VII thereof (the “Derivatives Title”) imposes a new regulatory structure on derivatives markets, with particular emphasis on swaps and security-based swaps (collectively “swaps”). This new regulatory framework covers a broad range of swap market participants, including banks, non-banks, credit unions, insurance companies, broker-dealers and investment advisers. The SEC, other U.S. regulators, and to a lesser extent the Commodity Futures Trading Commission (the “Regulators”) still are in the process of adopting regulations to implement the Derivatives Title, though certain aspects of the new regulatory structure are substantially complete. Until the Regulators complete their rulemaking efforts, the full extent to which the Derivatives Title and the rules adopted thereunder will impact the Fund is unclear. It is possible that the continued development of this new regulatory structure for swaps may jeopardize certain trades and/or trading strategies that may be employed by FS Energy Advisor and Magnetar, or at least make them costlier.

Recently, new regulations have required the mandatory central clearing and mandatory exchange trading of particular types of interest rate swaps and index credit default swaps (together, “Covered Swaps”). Together, these new regulatory requirements change the Fund’s trading of Covered Swaps. With respect to mandatory central clearing, the Fund is now required to clear its Covered Swaps through a clearing broker, which requires, among other things, posting initial margin and variation margin to the Fund’s clearing broker in order to enter into and maintain positions in Covered Swaps. With respect to mandatory exchange trading, FS Energy Advisor or Magnetar could be required to become a participant of a new type of execution platform called a swap execution facility (“SEF”) or could be required to access the SEF through an intermediary (such as an executing broker) in order to be able to trade Covered Swaps for the Fund. In either scenario, FS Energy Advisor, Magnetar and/or the Fund may incur additional legal and compliance costs and transaction fees. Just as with the other regulatory changes imposed as a result of the implementation of the Derivatives Title, the increased costs and fees associated with trading Covered Swaps may jeopardize certain trades and/or trading strategies that may be employed by FS Energy Advisor or Magnetar, or at least make them costlier.

Additionally, the Regulators have implemented regulations that require swap dealers to collect from the Fund initial margin and variation margin for uncleared derivatives transactions. The Regulators also finalized proposed regulations that would impose upon swap dealers new capital requirements. These requirements may make certain types of trades and/or trading strategies costlier or impermissible.

There may be market dislocations due to uncertainty during the implementation period of any new regulation and FS Energy Advisor and Magnetar cannot know how the derivatives market will adjust to new regulations. Until the Regulators complete the rulemaking process for the Derivatives Title, it is unknown the extent to which such risks may materialize.

Legal and Regulatory Risk. At any time after the date hereof, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund. Changing approaches to regulation may have a negative impact on the securities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurances that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective. In addition, as new rules and regulations resulting from the passage of the Dodd-Frank Act are implemented and new international capital and liquidity requirements are introduced under the Basel III Accords, the market may not react the way FS Energy Advisor or Magnetar expects. Whether the Fund achieves its investment objective may depend on, among other things, whether FS Energy Advisor and Magnetar correctly forecast market reactions to this and other legislation. In the event FS Energy Advisor or Magnetar incorrectly forecasts market reaction, the Fund may not achieve its investment objective.

ETFs

The Fund may invest in open-end investment companies whose shares are listed for trading on a national securities exchange or the Nasdaq Market System. ETF shares typically trade like shares of common stock and provide investment results that generally correspond to the price and yield performance of the component stocks of a widely recognized index such as the S&P 500® Index. There can be no assurance, however, that this can be accomplished as it may not be possible for an ETF to replicate the composition and relative weightings of the securities of its corresponding index. Additionally, some ETFs are actively-managed by an investment adviser and/or sub-advisers and do not seek to provide investment results that correspond to an index.

ETFs are subject to risks of an investment in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. Actively-managed ETFs are subject to risk of poor investment, and the individual investments of an actively-managed ETF may not perform as well as its investment adviser and/or sub-advisers expect, and/or the actively-managed ETFs portfolio management practices do not work to achieve their desired result. Individual shares of an ETF are generally not redeemable at their net asset value, but trade on an exchange during the day at prices that are normally close to, but not the same as, their net asset value. There is no assurance that an active trading market will be maintained for the shares of an ETF or that market prices of the shares of an ETF will be close to their net asset values.

Investments in securities of ETFs beyond the limitations set forth in Section 12(d)(1)(A) of the 1940 Act are subject to certain terms and conditions set forth in an exemptive order issued by the SEC to the exchange-traded fund. Section 12(d)(1)(A) states that a mutual fund may not acquire shares of other investment companies, such as ETFs, in excess of: 3% of the total outstanding voting stock of the investment company; 5% of its total assets invested in the investment company; or more than 10% of the fund’s total assets were to be invested in the aggregate in all investment companies. The purchase of shares of ETFs may result in duplication of expenses, including advisory fees, in addition to a mutual fund’s own expenses.

The Fund may also acquire investment company shares received or acquired as dividends, through offers of exchange or as a result of reorganization, consolidation or merger. The purchase of shares of other investment companies may result in duplication of expenses such that investors indirectly bear a proportionate share of the expenses of such mutual funds including operating costs and investment advisory and administrative fees.

ETNs

The Fund may invest in ETNs, which are notes representing unsecured debt issued by an underwriting bank. ETNs are typically linked to the performance of an index plus a specified rate of interest that could be earned on cash collateral. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index. ETNs typically mature 30 years from the date of issue. The issuer’s credit rating will be investment grade at the time of investment, however, the credit rating may be revised or withdrawn at any time and there is no assurance that a credit rating will remain in effect for any given time period. If a rating agency lowers the issuer’s credit rating, the value of the ETN will decline and a lower credit rating reflects a greater risk that the issuer will default on its obligation. When a fund invests in ETNs, it will bear its proportionate share of any fees and expenses associated with investment in such securities. Such fees reduce the amount of return on investment at maturity or upon redemption. There may be restrictions on a fund’s right to liquidate its investment in an ETN prior to maturity (for example, a fund may only be able to offer its ETN for repurchase by the issuer on a weekly basis), since ETNs are meant to be held until maturity. A fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market.

When-Issued and Forward Commitment Securities and Delayed Delivery

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” or “delayed delivery” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid assets equal to at least the value of the when-issued or forward commitment securities, unless future SEC or SEC staff guidance permits designation or segregation to a lesser extent. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities is expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

Zero Coupon and Paid-in-Kind (“PIK”) Bonds

The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Risks Associated with Royalty Trusts

The Fund may invest in U.S. and Canadian royalty trusts. The U.S. royalty trusts in which the Fund may invest are likely to be heavily invested in crude oil and natural gas. Potential growth may be sacrificed because revenue is passed on to a royalty trust’s unitholders (such as the Fund), rather than reinvested in the business. Royalty trusts generally do not guarantee minimum distributions or even return of capital. If the assets underlying a royalty trust do not perform as expected, the royalty trust may reduce or even eliminate distributions. The declaration of such distributions generally depends upon various factors, including the operating performance and financial condition of the royalty trust and general economic conditions.

Canadian royalty trusts are generally subject to similar risks as U.S. royalty trusts, as described above. However, unlike U.S. royalty trusts, Canadian royalty trusts and Canadian Natural Resource Companies may engage in the acquisition, development and production of natural gas and crude oil to replace depleting reserves. They may have employees, issue new shares, borrow money, acquire additional properties, and manage the resources themselves. As a result, Canadian royalty trusts and Canadian Natural Resource Companies are exposed to commodity risk and production and reserve risk, as well as operating risk.

Under amendments to the Income Tax Act (Canada) passed in 2007 (the “SIFT Rules”), certain trusts (defined as “SIFT trusts”) are taxable on certain income and gains on a basis similar to that which applies to a corporation, with the result that tax efficiencies formerly available in respect of an investment in the trust may cease to be available. A royalty trust may be a SIFT trust. A trust that began public trading before November 1, 2006 did not become subject to the SIFT Rules until the first year of the trust that ended in 2011, or earlier if the trust exceeded “normal growth guidelines” incorporated by reference into the Income Tax Act (Canada). In addition, as a result of the SIFT Rules, some trusts may undertake reorganization transactions, the costs of which may affect the return earned on an investment in the trust. After any such conversion, tax efficiencies that were formerly available in respect of an investment in the trust may cease to be available. Accordingly, the SIFT Rules have had, and may continue to have, an effect on the trading price of investments in royalty trusts, and consequently could impact the value of the Shares of the Fund.

Securities Lending

To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by FS Energy Advisor to be of relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund’s investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

Directional Investing

Certain of the positions taken by the Fund may be designed to profit from forecasting absolute price movements in a particular instrument. Predicting future prices is inherently uncertain and the losses incurred, if the market moves against a position, will often not be hedged. The speculative aspect of attempting to predict absolute price movements is generally perceived to exceed that involved in attempting to predict relative price fluctuations.

INVESTMENT RESTRICTIONS

As fundamental policies, the Fund may:

1.	Borrow money, make loans or issue senior securities to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

2.	Not concentrate its investments in a particular industry, as that term is used in the 1940 Act, except that the Fund will, under normal market conditions, concentrate its investments in the industry or group of industries constituting the energy and natural resources sector.

3.	Not underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting or as otherwise permitted by law.

4.	Not purchase or sell real estate, except that the Fund may: (a) acquire or lease office space for its own use, (b) invest in securities and/or other instruments of issuers that invest in real estate or interests therein or that are engaged in or operate in the real estate industry, (c) invest in securities and/or other instruments that are secured by real estate or interests therein, (d) purchase and sell mortgage-related securities and/or other instruments, and (e) hold and sell real estate acquired by the Fund as a result of the ownership of securities and/or other instruments.

5.	Purchase or sell commodities, commodities contracts, futures contracts and related options, options or forward contracts to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for no less than 5% nor more than 25% of the Shares outstanding at NAV, less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day. Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the repurchase offer ends.

The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statutes, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of the holders of the Fund’s Shares (“Shareholders”) will be required or sought.

There are no limits on the Fund’s portfolio turnover, and the Fund may buy and sell securities to take advantage of potential short-term trading opportunities without regard to length of time and when the Adviser or Sub-Adviser believes investment considerations warrant such action.

Notations Regarding Fundamental Investment Restrictions

The following notations are not considered to be part of the Fund’s fundamental investment policies described above and are subject to change without Shareholder approval.

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). The policy in (1) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act and to permit the Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

Additionally, the 1940 Act does not prohibit the Fund from making loans (including lending its securities); however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets (including lending its securities), except through the purchase of debt obligations or the use of repurchase agreements. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments (as applicable), as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to concentration set forth in (2) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (2) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. Government and its agencies or instrumentalities; tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Fund management. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

With respect to the fundamental policy relating to underwriting set forth in (3) above, the 1940 Act does not prohibit the Fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, in the case of diversified funds, the 1940 Act permits the Fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy in (3) above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act or is otherwise engaged in the underwriting business to the extent permitted by applicable law.

Altering Fundamental Investment Restrictions

The restrictions listed above (but not the notations with respect thereto) are fundamental policies of the Fund. The Fund may not alter these fundamental policies without the approval of the holders of a majority of the outstanding Shares. For purposes of the foregoing, “a majority of the outstanding Shares” means (i) 67% or more of such Shares present at a meeting, if the Shareholders of more than 50% of such Shares are present or represented by proxy, or (ii) more than 50% of such Shares, whichever is less.

Other the fundamental policies listed above, the Fund’s investment policies are non-fundamental policies and may be changed by the Board without prior Shareholder approval. The Fund’s policy to invest, under normal market conditions, at least 80% of its total assets in Natural Resource Companies may be changed by the Board; however, if this policy changes, the Fund will provide Shareholders at least 60 days’ written notice before implementation of the change in compliance with SEC rules.

Unless otherwise indicated, all limitations applicable to the investments (as stated above and elsewhere in this Statement of Additional Information and the Prospectus) of the Fund apply only at the time a transaction is entered into, and subsequent changes in value, ratings downgrades or changes in credit quality will not result in the Fund being required to dispose of any portfolio security. Except as otherwise noted, all percentage limitations set forth above apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. With respect to the limitations on the issuance of senior securities and in the case of borrowings, the percentage limitations apply at the time of issuance and on an ongoing basis.

MANAGEMENT OF THE FUND

Pursuant to the Fund’s declaration of trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The officers of the Fund conduct and supervise the Fund’s daily business operations.

Board Trustees and Executive Officers

Board Leadership Structure

The Board consists of five members, three of whom are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund, FS Energy Advisor or Magnetar (collectively, “Independent Trustees”). Among other things, the Board sets broad policies for the Fund and appoints the Fund’s officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs. Each Trustee will serve until his or her successor is duly elected and qualified. The Trustees are subject to removal or replacement in accordance with Delaware law and the Fund’s declaration of trust. The Trustees serving on the Board were elected by the organizational Shareholder of the Fund.

Michael C. Forman serves as chairman of the Board and is not an Independent Trustee by virtue of his relationship with FS Energy Advisor. The Board feels that Mr. Forman, as the Fund’s co-founder and chief executive officer, is the Trustee with the most knowledge of the Fund’s business strategy and is best situated to serve as chairman of the Board. The Board does not currently have a lead independent trustee, and each Independent Trustee plays an active role on the Board. The Independent Trustees are expected to meet separately in executive session as often as necessary to exercise their oversight responsibilities. The Board believes that its leadership structure is the optimal structure for the Fund at this time given the Fund’s current size and complexity. The Board, which reviews its leadership structure periodically, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Board Role in Risk Oversight

Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Fund consisting of, among other things, the following activities: (i) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the Fund’s performance and operations; (ii) reviewing and approving, as applicable, the Fund’s compliance policies and procedures; (iii) meeting with members of FS Energy Advisor’s and Magnetar’s portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (iv) meeting with, or reviewing reports prepared by, the representatives of key service providers, including FS Energy Advisor and Magnetar and the Fund’s administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss the Fund’s activities and to provide direction with respect thereto; and (v) engaging the services of the Fund’s chief compliance officer to test the compliance procedures of the Fund and its service providers. However, not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of the Fund and its service providers.

Trustees

Information regarding the members of the Board is set forth below. The Trustees have been divided into two groups—Interested Trustees and Independent Trustees. The address for each

Trustee is c/o FS Energy Total Return Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. As set forth in the Fund’s declaration of trust, a Trustee’s term of office shall continue until his or her death, resignation or removal.

Name	Age	Trustee Since	Title	Principal Occupation(s) During the Past Five Years	Number of Registered Investment Companies in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee
Interested Trustees
Michael C. Forman(1)	56	February 2016	Chairman	Chairman and Chief Executive Officer of FS Investments	9	FS Series Trust (since 2016); FS Credit Income Fund (since 2016); FS Credit Real Estate Income Trust, Inc (since 2016); FS Investment Corporation IV (since 2015); FS Global Credit Opportunities Fund (since 2013 and including its affiliated feeder funds); FS Investment Corporation III (since 2013); FS Investment Corporation II (since 2011); FS Energy and Power Fund (since 2010); and FS Investment Corporation (since 2007)

David J. Adelman(2)	45	February 2017	Vice- Chairman	Chief Executive Officer of Campus Technologies, Inc. (since 2001); and President and Chief Executive Officer of Campus Apartments, Inc. (since 1997)	8	FS Credit Real Estate Income Trust, Inc. (since 2018); FS Series Trust (since 2017); FS Investment Corporation IV (since 2015); FS Global Credit Opportunities Fund (since 2013 and including its affiliated feeder funds); FS Investment Corporation III (since 2013); Actua Corporation (since 2011); FS Investment Corporation II (since 2011); FS Energy and Power Fund (since 2010); and FS Investment Corporation (since 2007)

Name	Age	Trustee Since	Title	Principal Occupation(s) During the Past Five Years	Number of Registered Investment Companies in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee
Independent Trustees
Holly E. Flanagan	46	February 2017	Trustee	Managing Director of Gabriel Investments (since 2013); and Vice President of Business Development of TicketLeap Inc. (2011—2013)	2	FS Credit Income Fund (since 2016)

Brian R. Ford	69	November 2016	Trustee	Partner of Ernst & Young LLP (1971—2008)	2	FS Credit Income Fund (since 2016); FS Investment Corporation III (since 2013); Gulfmark Offshore, Inc. (since 2009); NRG Yield, Inc. (since 2013); and AmeriGas Propane, Inc. (since 2013)

Joseph P. Ujobai	56	November 2016	Trustee	Executive Vice President of SEI Investments Company (since 2003); Chief Executive Officer and Managing Director of SEI Investments (Europe) Limited (since 2000)	2	FS Credit Income Fund (since 2016); FS Investment Corporation (since 2015)

*	The “Fund Complex” consists of the Fund, FS Series Trust, FS Credit Income Fund and FS Global Credit Opportunities Fund (and its affiliated feeder funds).

(1)	Mr. Forman is deemed to be an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, due to his role as a controlling person of FS Energy Advisor.

(2)	Mr. Adelman is deemed to be an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, due to his role as a controlling person of FS Energy Advisor.

Interested Trustees

Michael C. Forman has served as the president and chief executive officer of the Fund and FS Energy Advisor since their inception in February 2016 and as chairman of the Fund since February 2017. Mr. Forman also currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D, FS Global Credit Opportunities Fund—T, FS Investment Corporation III, FSIC III Advisor, LLC, FS Investment Corporation IV, FS Global Credit Opportunities Fund—ADV, FS Global Credit Opportunities Fund—T2, FS Credit Income Fund, FS Credit Income Advisor, LLC, FS Credit Real Estate Income Trust, Inc. and FS Real Estate Advisor, LLC, and has presided in such roles since the later of October 2007 or such entity’s inception date. Mr. Forman also currently serves as the chairman and president of FS Series Trust and FS Multi-Strategy Alternatives Fund and as the chief executive officer of FS Fund Advisor, LLC and has presided in such roles since each entity’s inception in November 2016.

Mr. Forman also currently serves as the chairman and chief executive officer of FS Investment Corporation and FSIC IV Advisor, LLC and has presided in such roles since each entity’s inception in December 2007 and September 2015, respectively. Mr. Forman served as president of FS Investment Corporation from its inception in December 2007 until April 2013. In 2007, Mr. Forman co-founded FS Investments. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that previously invested in private equity, senior and mezzanine debt and real estate, and has served as managing general partner since its inception.

Prior to co-founding FB Capital Partners, L.P., Mr. Forman spent nearly 20 years as an attorney in the Corporate and Securities Department at the Philadelphia-based law firm of Klehr Harrison Harvey Branzburg LLP, where he was a partner from 1991 until leaving the firm to focus exclusively on investments. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman serves as a member of the board of directors of a number of private companies. Mr. Forman is also a member of a number of civic and charitable boards, including The Franklin Institute (executive committee member), The Vetri Foundation for Children (chairman), The Barnes Foundation (corporate leadership board member), the Children’s Hospital of Philadelphia (corporate council member), Drexel University and the Center City District Foundation. Mr. Forman serves as the co-chair of the capital campaign for The Philadelphia School. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FS Energy Advisor, which serves as the Fund’s investment adviser. The Board believes Mr. Forman’s experience and his positions as the Fund’s and FS Energy Advisor’s chief executive officer make him a significant asset to the Fund.

David J. Adelman has served as our vice-chairman since February 2017. Mr. Adelman also currently serves as the vice-chairman of FS Investment Corporation, FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds, FS Investment Corporation III, FSIC III Advisor, LLC, FS Investment Corporation IV, and has presided in such roles since the later of October 2007 or such entity’s inception date. Mr. Adelman has significant managerial and investment experience and has served as the president and chief executive officer of Philadelphia based Campus Apartments, Inc., or Campus Apartments, since 1997. Campus Apartments develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. In 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture’s capital to acquire, develop, operate and manage student housing projects across the United States. In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman has been the chief executive officer of Campus Technologies, Inc. since 2001, the vice-chairman of University City District board of directors since 1997, board member of Actua Corporation (formerly known as ICG Group, Inc.) since June 2011 and a member of the National Multifamily Council (NMHC) and the Young Presidents’ Organization. Mr. Adelman formerly served as a board member of Hyperion Bank and on the executive committee of the Urban Land Institute’s Philadelphia Chapter. Mr. Adelman is also an active private investor and entrepreneur, having co-founded FS Investments with Mr. Forman. Mr. Adelman received his B.A. in Political Science from Ohio State University.

Mr. Adelman has substantial management, operational and financial expertise generated through his leadership roles for public and private companies, including his service as president and chief executive officer of Campus Apartments. Mr. Adelman also serves on the board of directors and in other leadership roles for various charitable and civic organizations. These varied activities have provided him, in the opinion of the Board, with experience and insight which is beneficial to the Fund.

Independent Trustees

Holly Flanagan has served as a managing director of Gabriel Investments, an early stage venture capital firm since April 2013. She is responsible for identifying and analyzing investment opportunities and advising portfolio companies on sales activities and overall commercialization strategies. Prior to this, Ms. Flanagan served as vice president of business development for TicketLeap Inc., a web-based ticketing start-up company, from 2011 to 2013, where she oversaw all company business development efforts, including strategy and plan execution. From 2009 to 2011, Ms. Flanagan was a senior director of business development and sales for Epic Research, a niche business development consulting firm. She also served as a senior director of U.S. strategic alliances for Barclays Bank from 2000 to 2009. She also served as head of retailer recruitment for U.K Payment Innovations, senior vice president of partnership sales for Ultimatebid.com, and vice president of business development for Bank of America. Ms. Flanagan has also served as a board member of DailyWorth LLC since July 2014. She is active in her community and currently serves on the board of trustees of The Philadelphia School, where she is a member of the finance committee, and is a member of the leadership council of KIPP Philadelphia Charter Schools. Ms. Flanagan received her M.B.A. and B.A. in Organizational & Interpersonal Communication from the University of Delaware.

Ms. Flanagan’s extensive business development and strategy experience has provided her, in the opinion of the Board, with experience and insight which is beneficial to the Fund.

Brian R. Ford retired as a partner of Ernst & Young LLP, a multinational professional services firm, in July 2008, where he was employed since 1971. Mr. Ford currently serves on the board of various public companies, including GulfMark Offshore, Inc. (“GulfMark”), a global provider of marine transportation, since March 2009. He also has served as the chairman of the audit committee of GulfMark since March 2011. Mr. Ford has also served on the board of NRG Yield, Inc. (“NRG”) which invests in contracted renewable and conventional generation and thermal infrastructure assets, since July 2013, has served on its audit committee, compensation committee and corporate governance and conflicts and nominating committee since July 2013 and has served as the chairman of its audit committee since January 2016. He has also served on the board of AmeriGas Propane, Inc., a propane company, since November 2013, and has served as a member of its audit committee and corporate governance committee since November 2013. Mr. Ford was previously the chief executive officer of Washington Philadelphia Partners, LP, a real estate investment company, from July 2008 to April 2010. He also has served on the boards of Drexel University and Drexel University College of Medicine since March 2004 and March 2009, respectively. Mr. Ford received his B.S. in Economics from Rutgers University. He is a Certified Public Accountant.

Mr. Ford’s extensive financial accounting experience and service on the boards of public companies, in the opinion of the Board, provides him with insight which is beneficial to the Fund.

Joseph P. Ujobai has served as the executive vice president of SEI Investments Company (“SEI”) since May 2003 and is also the chief executive officer and managing director of SEI Investments (Europe) Limited based in London. He is responsible for the development of SEI’s worldwide private banks and distribution business. Prior to this, Mr. Ujobai had overall responsibility for the start up of SEI’s business outside of the United States. From May 1996 to January 1999, he was the Managing Director of SEI Investments, Latin America, based in Buenos Aires, Argentina. Before these international assignments Mr. Ujobai worked in SEI’s Global Wealth Platform, managing large institutional relationships. Mr. Ujobai has also worked as Senior Vice President of Global Distribution for Kidder Peabody Asset Management and as Senior Relationship Manager at the IBM Corporation. Mr. Ujobai holds a B.A. in Business Administration from Drexel University.

Mr. Ujobai’s extensive experience with investment and financial services companies has provided him, in the opinion of the Board, with experience and insight which is beneficial to the Fund.

Executive Officers

The following persons serve as the Fund’s executive officers in the following capacities:

Name	Age	Position Held with Registrant	Length of Time Served	Principal Occupation(s) During the Past Five Years
Michael C. Forman	56	Chief Executive Officer & President	Since 2016	Chairman and Chief Executive Officer, FS Investments

Edward T. Gallivan, Jr.	55	Chief Financial Officer	Since 2017	Chief Financial Officer, FS Energy and Power Fund, FS Credit Income Fund, FS Investment Corporation III and FS Investment Corporation IV

Zachary Klehr	39	Executive Vice President	Since 2016	Executive Vice President, FS Investments

Stephen S. Sypherd	40	Vice President, Treasurer & Secretary	Since 2016	General Counsel, FS Investments

James F. Volk	55	Chief Compliance Officer	Since 2016	Senior Vice President of Fund Compliance, FS Investments; and Chief Compliance Officer, Chief Accounting Officer and Head of Traditional Fund Operations at SEI’s Investment Manager Services market unit (1996 - 2014)

The address for each executive officer is c/o FS Energy Total Return Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Executive Officers Who Are Not Trustees

James F. Volk has served as the Fund’s chief compliance officer since our inception in February 2016. Mr. Volk also serves as the chief compliance officer for FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds, FS Investment Corporation III, FS Investment Corporation IV, FS Series Trust, FS Multi-Strategy Alternatives Fund, FS Credit Income Fund and FS Credit Real Estate Income Trust, Inc., and has presided in such roles since the later of April 2015 or such entity’s inception date. Before joining FS Investments and its affiliated investment advisers in October 2014, Mr. Volk worked at SEI Investment Company from February 1996 to October 2014, including serving as the chief compliance officer, chief accounting officer and head of traditional fund operations at SEI Investment Company’s Investment Manager Services market unit. Mr. Volk was also formerly the assistant chief accountant at the SEC’s Division of Investment Management and a senior manager for PricewaterhouseCoopers LLP. Mr. Volk graduated from the University of Delaware with a B.S. in Accounting and is an active Certified Public Accountant.

Edward T. Gallivan, Jr. has served as the Fund’s chief financial officer since February 2017. Mr. Gallivan has also served as the chief financial officer of FS Investment Corporation III since November 2016, FS Investment Corporation IV since September 2015, FS Energy and Power Fund since November 2012 and FS Credit Income Fund since September 2017. Prior to joining FS Investments, Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP, where he practiced as a certified public accountant. Mr. Gallivan received his B.S. in Business Administration (Accounting) degree at Stonehill College in Massachusetts.

Stephen S. Sypherd has served as the Fund’s vice president, treasurer and secretary since its inception in February 2016. Mr. Sypherd also currently serves as vice president, treasurer and secretary of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D, FS Global Credit Opportunities Fund—T, FS Global Credit Opportunities Fund—ADV, FS Global Credit Opportunities Fund—T2, FS Series Trust, FS Multi-Strategy Alternatives Fund, FS Credit Income Fund and FS Credit Real Estate Income Trust, Inc., and has presided in such roles since the later of January 2013 or such entity’s inception date. Mr. Sypherd has also served in various senior officer capacities for FS Investments and its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FS Global Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC, FS Energy Advisor, FS Fund Advisor, LLC, FS Credit Income Advisor, LLC and FS Real Estate Advisor, LLC since the later of August 2010 or such entity’s inception date, including as senior vice president from December 2011 to August 2014, general counsel since January 2013 and managing director since August 2014. He is responsible for legal and compliance matters across all entities and investment products of FS Investments. Prior to joining FS Investments, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal. He serves on the board of trustees of the University of the Arts (and on the advancement and governance committees of that board).

The biographies of the remainder of the Fund’s executive officers are provided above under “Interested Trustees” or in the Prospectus.

Compensation of Trustees

Trustees who do not also serve in an executive officer capacity for the Fund, FS Energy Advisor or Magnetar are entitled to receive from the Fund an annual cash retainer, fees for attending in-person Board meetings and committee meetings and annual fees for serving as a committee chairperson, determined based on the net assets of FS Investments’ interval funds as of the end of each fiscal quarter. These Trustees are Holly E. Flanagan, Brian R. Ford and Joseph P. Ujobai. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

			ANNUAL COMMITTEE CHAIR CASH RETAINER
NET ASSETS UNDER MANAGEMENT	ANNUAL CASH RETAINER	BOARD AND COMMITTEE MEETING FEE(1)	AUDIT	NOMINATING AND CORPORATE GOVERNANCE
$0 to $200 million	—	$1,000	$5,000	$1,200
$200 million to $500 million	$10,000	$1,000	$6,500	$2,600
$500 million to $2 billion	$25,000	$1,000	$8,000	$3,200
$2 billion to $5 billion	$50,000	$1,000	$11,000	$4,400
$5 billion to $10 billion	$100,000	$1,000	$15,000	$6,000
> $10 billion	$250,000	$1,000	$25,000	$10,000

(1)	Meeting fees commence after four quarterly meetings.

The Fund will also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each in-person Board meeting and each committee meeting not held concurrently with a Board meeting.

The Fund does not pay compensation to Trustees who also serve in an executive officer capacity for the Fund, FS Energy Advisor or Magnetar.

Board Committees

In addition to serving on the Board, Trustees may also serve on one or more of the following committees which have been established by the Board to handle certain designated responsibilities. The Board has designated a chairman of each committee. Subject to applicable law, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Fund’s best interest.

Audit Committee

The audit committee is responsible for selecting, engaging and discharging the Fund’s independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Fund’s independent registered public accounting firm, approving professional services provided by the Fund’s independent registered public accounting firm (including compensation therefor), reviewing the independence of the Fund’s independent registered public accounting firm and reviewing the adequacy of the Fund’s internal controls over financial reporting. The audit committee of the Board also establishes policies and procedures regarding the valuation of the Fund’s investments. On a quarterly basis, the Board’s audit committee reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. The members of the audit committee are Holly E. Flanagan, Brian R. Ford and Joseph P. Ujobai each of whom is an Independent Trustee. Brian R. Ford serves as the chairman of the audit committee. The Board has determined that Mr. Ford is an “audit committee financial expert” as defined under SEC rules. The Audit Committee met five times during the fiscal year ended October 31, 2017.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates Trustees for membership on the Board, selects nominees to fill vacancies on the Board or a committee thereof, develops and recommends to the Board a set of corporate governance principles and oversees the evaluation of the Board. The nominating and corporate governance committee considers candidates suggested by its members and other Trustees, as well as the Fund’s management and Shareholders. The members of the nominating and corporate governance committee are Holly E. Flanagan, Brian R. Ford and Joseph P. Ujobai, and Joseph P. Ujobai serves as chairman of the nominating and corporate governance committee. The Nominating and Corporate Governance Committee did not meet during the fiscal year ended October 31, 2017.

Trustee Beneficial Ownership of Shares

The following table shows the dollar range of Shares beneficially owned by each Trustee as of December 31, 2017 based on the NAV per Class I Share of $12.00 on December 29, 2017 and the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee in the family of investment companies that includes the Fund.

Name	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustees in Family of Investment Companies(1)
Interested Trustees

Michael C. Forman	Over $100,000(2)	Over $100,000

David J. Adelman	Over $100,000(2)	Over $100,000

Independent Trustees

Holly E. Flanagan	None	None

Brian R. Ford	$50,001 – $100,000	None

Joseph P. Ujobai	None	None

(1)	Dollar ranges are as follows: None, $1 - $10,000, $10,001 - $50,000, $50,001 - $100,000 or Over $100,000.
(2)	Includes 242,270 Class I Shares held by FS Investments which may be deemed to be held by Mr. Forman and Mr. Adelman, each as a control person of FS Investments.

Shareholder Communication

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustee(s)) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustee(s)) and by sending the communication to the Fund’s offices at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Codes of Ethics

The Fund, FS Energy Advisor, the Fund’s distributor, and Magnetar have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts so long as such investments are made in accordance with the applicable code’s requirements.

The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

The Adviser

FS Energy Advisor, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. FS Energy Advisor is an affiliate of FS Investments, a national sponsor of alternative investment funds designed for the individual investor. FS Energy Advisor’s principal office is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. For more information regarding FS Energy Advisor, see “The Adviser” in the Prospectus. For more information on the services provided by FS Energy Advisor to the Fund, see “Management of the Fund” in the Prospectus.

The Fund’s Investment Advisory Agreement (the “Investment Advisory Agreement”) became effective on March 15, 2017 and will continue in effect for a period of two years from its effective date. If not sooner terminated, the Investment Advisory Agreement will continue in effect for successive periods of twelve months thereafter, provided that each continuance is specifically approved at least annually by both (i) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (ii) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement and the Administration Agreement may be terminated at any time, without penalty, by FS Energy Advisor, upon 60 days’ notice to the Fund.

Pursuant to the Fund’s Investment Advisory Agreement, and in consideration of the advisory services provided by FS Energy Advisor to the Fund, FS Energy Advisor is entitled to a “Management Fee” as described below. The Fund’s Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) provides that Magnetar will receive 50% of the Management Fee paid to FS Energy Advisor under the Investment Advisory Agreement. The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.50% of the Fund’s average daily gross assets during such period. Prior to February 28, 2018, the Management Fee was 1.75% of the Fund’s average daily gross assets. Subject to the consent of Magnetar, the Management Fee may or may not be taken in whole or in part at the discretion of FS Energy Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Energy Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

FS Energy Advisor and the Fund have entered into an expense limitation agreement (the “2017 Expense Limitation Agreement”) under which FS Energy Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.00% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “2017 Expense Limitation”). The 2017 Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The 2017 Expense Limitation will remain in effect until March 8, 2018.

For the purposes of the 2017 Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses. In consideration of FS Energy Advisor’s agreement to pay or waive the Fund’s ordinary operating expenses for the first twelve months after effectiveness, Magnetar has agreed that, during such period, any sub-advisory fees paid to Magnetar will be remitted back to FS Energy Advisor in an amount equal to the lesser of (i) 50% of the “ordinary operating expenses” paid or waived by FS Energy Advisor pursuant to the 2017 Expense Limitation Agreement, or (ii) the sub-advisory fees paid to Magnetar. If the amount of ordinary operating expenses during such period exceeds the amount of Management Fees paid to FS Energy Advisor, FS Investments will be solely responsible for any such excess.

On February 28, 2018, FS Energy Advisor and the Fund amended and restated the 2017 Expense Limitation Agreement (as so amended and restated, the “Expense Limitation Agreement”) under which FS Energy Advisor will agree to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “New Expense Limitation” and, together with the 2017 Expense Limitation, the “Expense Limitations”). Pursuant to the Expense Limitation Agreement, the New Expense Limitation will go into effect on March 8, 2018. The New Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Energy Advisor. The Expense Limitation Agreement may not be terminated by FS Energy Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

For the fiscal year ended October 31, 2017, the Fund paid management fees (after waivers and reimbursements) as follows (in thousands):

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser	$281.0	—	$281.0	—
Sub-Adviser(1)	$140.5	—	$140.5	—

(1)	Pursuant to the investment sub-advisory agreement by and between FS Energy Advisor and Magnetar, Magnetar is entitled to 50% of all management fees paid to FS Energy Advisor. The amounts shown above are included in, and not in addition to, the management fees paid by the Fund to FS Energy Advisor.

In addition to managing the Fund’s investments, the managers, officers and other personnel of FS Energy Advisor also currently manage the following entities:

Name	Entity Type	Investment Focus	Gross Assets(1)(2)
FS Energy and Power Fund	BDC	Primarily invests in the debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$4,430,111
FS Global Credit Opportunities Fund(3)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$2,275,829
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,135,463
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$5,218,803
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$3,944,960
FS Investment Corporation IV	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$359,158
FS Multi-Strategy Alternatives Fund(4)	Open-end management investment company	Primarily invests in a broad spectrum of alternative investment strategies with low correlation to equity and fixed income markets.	$28,962
FS Credit Income Fund(5)	Closed-end management investment company operating as an interval fund	Primarily invests in broad spectrum of debt obligations.	$20,000
FS Credit Real Estate Income Trust, Inc.(6)	Real estate investment trust	Primarily invests in floating rate senior loans secured by commercial real estate properties.	$41,281

(1)	As of September 30, 2017, except FS Global Credit Opportunities Fund and FS Multi-Strategy Alternatives Fund, which are presented as of June 30, 2017, and FS Credit Income Fund, which is presented as of October 31, 2017. Amounts presented in thousands.

(2)	The advisory fees earned by each of FS Investment Advisor, LLC, FS Global Advisor, LLC, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Real Estate Advisor, LLC, the investment advisers to FS Energy and Power Fund, FS Global Credit Opportunities Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Credit Real Estate Income Trust, Inc., respectively, are based, in part, on the performance of each respective entity.

(3)	Five funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D, FS Global Credit Opportunities Fund—T, FS Global Credit Opportunities Fund—ADV and FS Global Credit Opportunities Fund—T2, or together, the FSGCOF Closed Funds, which also have the same investment objectives and strategies as FS Global Credit Opportunities Fund, closed their respective continuous public offerings to new investors in April 2016, April 2016, June 2017, October 2017 and October 2017, respectively.

(4)	FS Multi-Strategy Alternatives Fund commenced investment operations on May 15, 2017.

(5)	FS Credit Income Fund commenced investment operations on November 1, 2017.

(6)	FS Credit Real Estate Income Trust, Inc. commenced investment operations on September 13, 2017.

The Sub-Adviser

FS Energy Advisor has engaged Magnetar to act as the Fund’s investment sub-adviser pursuant to the Fund’s Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”). Magnetar assists FS Energy Advisor in identifying investment opportunities, makes investment recommendations for approval by FS Energy Advisor and executes on its trading strategies subject to guidelines set by FS Energy Advisor. Magnetar, an investment adviser registered with the SEC under the Advisers Act, is a Delaware limited liability company with its principal office located at 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. For more information regarding Magnetar, see “The Sub-Adviser” in the Prospectus.

Subject to applicable law, so long as the Sub-Advisory Agreement is in effect, and neither party has provided notice of termination, the Adviser will not enter into a sub-advisory agreement with any third party to act as an additional sub-adviser to the Fund. The Adviser may therefore have a conflict of interest in making recommendations to the Board regarding the retention of Magnetar as a sub-adviser to the Fund, or in making recommendations regarding the retention of any additional or different third party sub-advisers.

The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Magnetar or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Sub-Advisory Agreement with Magnetar should be terminated, upon 60 days’ written notice by FS Energy Advisor. The Sub-Advisory Agreement shall automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act) or the termination of the Investment Advisory Agreement.

Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers listed below are investment personnel employed by FS Energy Advisor who are primarily responsible for the day-to-day management of the Fund. Those portfolio managers also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of October 31, 2017: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in thousands)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in thousands)

Michael Kelly
Registered Investment Companies	2	$85,420	—	—
Other Pooled Investment Vehicles	1	$42,907	1	$42,907
Other Accounts	—	—	—	—

Zachary Klehr
Registered Investment Companies	6	$3,892,390	6	$3,892,390
Other Pooled Investment Vehicles	5	$17,840,098	5	$17,840,098
Other Accounts	—	—	—	—

Robert Haas
Registered Investment Companies	—	—	—	—
Other Pooled Investment Vehicles	1	$42,907	1	$42,907
Other Accounts	—	—	—	—

David Weiser
Registered Investment Companies	—	—	—	—
Other Pooled Investment Vehicles	1	$42,907	1	$42,907
Other Accounts	—	—	—	—

Compensation of Portfolio Managers

FS Energy Advisor’s investment personnel are not employed by the Fund and receive no direct compensation from the Fund in connection with their investment management activities.

Consistent with FS Investments’ integrated culture, FS Investments has one firm-wide compensation and incentive structure, which covers investment personnel who render services to the Fund on behalf of FS Energy Advisor. FS Investments’ compensation structure is designed to align the interests of the investment personnel serving the Fund with those of Shareholders and to give everyone a direct financial incentive to ensure that all of FS Investments’ resources, knowledge and relationships are utilized to maximize risk-adjusted returns for each strategy.

Each of FS Investments’ senior executives, including each of the investment personnel who render services to the Fund on behalf of FS Energy Advisor, receives a base salary and is eligible for a discretionary bonus.

All final compensation decisions are made by the management committee of FS Investments based on input from managers. Compensation and other incentives are not formulaic, but rather are judgment and merit driven, and are determined based on a combination of overall firm performance, individual contribution and performance and relevant market and competitive compensation practices for other businesses.

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities in the Fund beneficially owned by each member of FS Energy Advisor’s investment committee as of October 31, 2017 based on the NAV per Class I Share of $11.69 on October 31, 2017.

Name of Investment Committee Member	Dollar Range of Equity Securities in the Fund(1)
Zachary Klehr	$100,001 – $500,000
Michael Kelly	$100,001 – $500,000
Robert Haas	$ 10,001 – $ 50,000
David Weiser	None

(1)	Dollar ranges are as follows: None, $1 - $10,000, $10,001 - $50,000, $50,001 - $100,000, $100,001 - $500,000, $500,001—$1,000,000 or Over $1,000,000.

CONFLICTS OF INTEREST

FS Energy Advisor, Magnetar and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:

●	The managers, officers and other personnel of FS Energy Advisor allocate their time between advising the Fund and managing and operating other investment activities and business activities in which they may be involved;

●	The personnel of Magnetar allocate their time between assisting FS Energy Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including acting in an investment management capacity for other funds or accounts that actively invest in the energy and natural resource sectors, including in the securities of Natural Resource Companies;

●	The Fund may compete with certain affiliates for investments, subjecting FS Energy Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf;

●	The Fund may compete with other funds or clients managed or advised by Magnetar or affiliates of Magnetar for investment opportunities, subjecting Magnetar and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf or recommending investments to FS Energy Advisor;

●	Regardless of the quality of the assets acquired by the Fund, the services provided to the Fund or whether the Fund makes distributions to Shareholders, FS Energy Advisor and Magnetar will receive the Management Fee in connection with the management of the Fund’s portfolio;

●

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, the Fund and other clients for which FS Energy Advisor or Magnetar provides investment management services or carry on investment activities may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities, as may be permitted by law and subject to compliance with appropriate procedures. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients and may make certain investment opportunities, which might otherwise be desirable, unavailable or impractical even if appropriate procedures are in place. Additionally, investment at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities by the Fund and other clients of FS Energy Advisor or Magnetar may result in FS Energy Advisor or

Magnetar coming into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments (or of Magnetar to recommend to FS Energy Advisor the acquisition or disposition of an investment), even if such acquisition or disposition would otherwise be desirable. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Energy Advisor or Magnetar would otherwise take an action;

●	FS Energy Advisor, Magnetar and their respective affiliates may give advice and recommend securities to other clients, in accordance with the investment objectives and strategies of such other clients, which may differ from advice given to, or the timing or nature of the action taken with respect to, the Fund so long as it is their policy, to the extent practicable, to recommend for allocation and/or allocate investment opportunities to the Fund on a fair and equitable basis relative to their other clients, even though their investment objectives may overlap with those of the Fund;

●	Magnetar and its affiliates may have existing business relationships or access to material non-public information that would prevent Magnetar from recommending, considering or consummating certain investment opportunities (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. Similarly, FS Energy Advisor and its affiliates may have existing business relationships or access to material non-public information that would prevent it from considering, approving or consummating an investment opportunity (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Energy Advisor or Magnetar would otherwise take such an action;

●	To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of FS Energy Advisor, Magnetar and any of their respective affiliates, as applicable, FS Energy Advisor, Magnetar and any of their respective affiliates may deem it appropriate for the Fund and one or more other investment accounts managed by FS Energy Advisor, Magnetar or any of their respective affiliates to participate in an investment opportunity. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. To mitigate these conflicts, FS Energy Advisor and/or Magnetar, as applicable, will seek to execute such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Fund, the clients for which participation is appropriate and any other factors deemed appropriate;

●	Subject to applicable law, so long as the Sub-Advisory Agreement is in effect, and neither party has provided notice of termination, the Adviser has agreed not to enter into a sub-advisory agreement with any third party to act as an additional sub-adviser to the Fund. The Adviser may therefore have a conflict of interest in making recommendations to the Board regarding the retention of Magnetar as a sub-adviser to the Fund, or in making recommendations regarding the retention of any additional or different third party sub-advisers; and

●	The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company

(whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, acquires more than 5% of the voting securities of the Fund, FS Energy Advisor or Magnetar (or either of their respective controlling entities), the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into joint transactions with such persons, absent the availability of an exemption or prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund may be limited.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

FS Energy Advisor has responsibility for decisions to buy and sell securities and other instruments for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions, although FS Energy Advisor has delegated the responsibilities to execute many of the Fund’s portfolio transactions to Magnetar. While FS Energy Advisor and Magnetar will be primarily responsible for the placement of the Fund’s portfolio business, the policies and practices in this regard are subject to review by the Board.

To the extent it executes securities transactions for the Fund, FS Energy Advisor or Magnetar will seek to obtain the best execution of orders. Commission rates are a component of price and are considered along with other relevant factors. In determining the broker or dealer to be used and the commission rates to be paid, FS Energy Advisor or Magnetar will consider the utility and reliability of brokerage services, including execution capability and performance, financial responsibility, investment information, market insights, other research provided by such brokers, and access to analysts, management and idea generation. Accordingly, the commissions charged by any such broker may be greater than the amount another firm might charge if FS Energy Advisor or Magnetar determines in good faith that the amount of such commissions is reasonable in relation to the value of the brokerage services and research information provided by such brokers. Consistent with the requirements of best execution, brokerage commissions on accounts may be directed to brokers in recognition of investment research and information furnished as well as for services rendered in execution of orders by such brokers. By allocating transactions in this manner, FS Energy Advisor or Magnetar may be able to supplement their research and analysis with the views and information of brokerage firms. FS Energy Advisor may also allocate a portion of its brokerage business to firms whose employees participate as brokers in the introduction of investors to FS Energy Advisor or who agree to bear the expense of capital introduction, marketing or related services by third parties.

Eligible research or brokerage services provided by brokers through which portfolio transactions for the Fund are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news and research services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio managers and their designees in the performance of their investment decision-making responsibilities on behalf of the Fund and other accounts which they and their affiliates manage (collectively, “Soft Dollar Items”). FS Energy Advisor, and Magnetar and their affiliates generally will use such products and services (if any) for the benefit of all of their accounts. Soft Dollar Items may be provided directly by brokers, by third parties at the direction of brokers or purchased on behalf of the Fund and its affiliates with credits or rebates provided by brokers. Any Soft Dollar Items obtained in connection with portfolio transactions for the Fund are intended to fall within the “safe harbor” of Section 28(e) of the Exchange Act of 1934, as amended.

FS Energy Advisor or Magnetar may also place portfolio transactions, to the extent permitted by law, with brokerage firms affiliated with the Fund, FS Energy Advisor or Magnetar, as applicable, if they reasonably believe that the quality of execution and the commission are comparable to that available from other qualified firms. Similarly, to the extent permitted by law and subject to the same considerations on quality of execution and comparable commission rates, FS Energy Advisor or Magnetar may direct an executing broker to pay a portion or all of any commissions, concessions or discounts to a firm supplying research or other services.

Certain portfolio securities in which the Fund expects to invest (principally, fixed-income securities) normally will be purchased in principal transactions directly from the issuer or in the OTC market from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities include a commission or concession paid by the issuer to the underwriter and purchases from dealers serving as market makers include a spread or markup to the dealer between the bid and ask price. Sales to dealers generally will be effected at bid prices.

The Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid (although the Fund may indirectly bear fees and expenses of any money market funds in which it invests), or may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.

FS Energy Advisor and Magnetar may place portfolio transactions for the Fund at or about the same time as for other advisory accounts, including other investment companies. FS Energy Advisor and Magnetar will seek to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations among the Fund and other advisory accounts, the main factors considered by FS Energy Advisor and Magnetar are the respective sizes of the Fund and other advisory accounts, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and opinions of the persons responsible for recommending the investment.

The placing and execution of orders for the Fund also is subject to restrictions under U.S. securities laws, including certain prohibitions against trading among the Fund and its affiliates (including FS Energy Advisor, Magnetar or their respective affiliates). Certain broker-dealers, through which the Fund may effect securities transactions, may be affiliated persons (as defined in the 1940 Act) of the Fund or affiliated persons of such affiliates. The Board has adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act which require that the commissions paid to affiliates of the Fund be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time. The rule and procedures also contain review requirements and require FS Energy Advisor and Magnetar to furnish reports to the Trustees and to maintain records in connection with such reviews. In addition, the Fund may purchase securities in a placement for which affiliates of FS Energy Advisor or Magnetar have acted as agent to or for issuers, consistent with applicable rules adopted by the SEC or regulatory authorization, if necessary. The Fund does not purchase securities from or sell securities to any affiliate of FS Energy Advisor or Magnetar acting as principal. FS Energy Advisor and Magnetar are prohibited from directing brokerage transactions on the basis of the referral of clients or the sale of shares of advised investment companies.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Fund has delegated its proxy voting responsibility to FS Energy Advisor. The proxy voting policies and procedures of FS Energy Advisor are set forth below. The guidelines are reviewed periodically by FS Energy Advisor and the Independent Trustees and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, FS Energy Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of FS Energy Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act. After considering the recommendation of Magnetar, FS Energy Advisor will vote proxies relating to securities in the best interest of its clients’ shareholders. It will review on a case-by-case basis each proposal submitted for a Shareholder vote to determine its impact on the portfolio securities held by its clients. Although FS Energy Advisor will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exist compelling long-term reasons to do so.

The proxy voting decisions of FS Energy Advisor are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FS Energy Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties. Once approved by FS Energy Advisor, the results of proxy voting decisions are communicated by FS Energy Advisor to the Fund’s proxy voting service for execution of the proxy votes.

Information regarding how FS Energy Advisor votes proxies with respect to the Fund’s portfolio securities for the 12-month periods ending June 30 will be available without charge by (i) making a written request to the Fund’s Chief Compliance Officer, FS Energy Total Return Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling the Fund collect at (215) 495-1150; and (ii) on the Commission’s Website at http://www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

In March 2017, FS Investments and Magnetar collectively purchased $20,000,000 of Class I Shares. FS Investments, Magnetar, and their respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors. See “Plan of Distribution” in the Prospectus.

The following table sets forth, as of February 1, 2018, information with respect to the beneficial ownership of Shares by:

●	each Trustee and executive officer;

●	all of the Trustees and executive officers as a group; and

●	each person known by the Fund to beneficially own more than 5% of the outstanding Shares.

Beneficial ownership is determined in accordance with the applicable rules of the SEC. There are no Shares subject to options that are currently exercisable or exercisable within 60 days of February 1, 2018.

	Shares Beneficially Owned as of February 1, 2018
Name(1)	Number of Shares	Percentage(2)

Significant Shareholders

FS Investments	242,269.516	9.86%

Magnetar Asset Management LLC	831,927.829	33.87%

Forman Family Foundation	131,753.277	5.36%

Interested Trustees

Michael C. Forman(3)	250,588.794	10.20%

David J. Adelman(4)	332,767.254	13.55%

Independent Trustees

Holly E. Flanagan	—	*

Brian R. Ford	4,705.474	*

Joseph P. Ujobai	—	*

Executive Officers

Edward T. Gallivan, Jr.	1,017.441	*

Zachary Klehr	14,116.423	*

Stephen S. Sypherd	—	*

James Volk	—	*

All Trustees and Executive Officers as a Group (9 persons)	360,925.870	14.70%

*	Less than one percent.

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o FS Energy Total Return Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(2)	Based on a total of 2,455,944 Shares issued and outstanding on February 1, 2018.

(3)	Includes 242,270 Class I Shares held by FS Investments.

(4)	Includes 90,498 Class I Shares held by Darco Capital, LP, a limited partnership controlled by Mr. Adelman and 242,270 Class I Shares held by FS Investments.

TAX ASPECTS

The following discussion is a general summary of U.S. federal income tax considerations generally applicable to the Fund and its Shareholders. Except as otherwise noted, this discussion assumes you are a taxable U.S. person (as defined for U.S. federal income tax purposes) and that you hold your Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and Shareholders (including Shareholders subject to special rules under U.S. federal income tax law).

The discussions set forth herein and in the prospectus do not constitute tax advice. The Fund has not sought and will not seek any ruling from the IRS regarding any matters discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. This summary does not discuss any aspects of foreign, state or local tax. Prospective investors must consult their own tax advisers as to the U.S. federal income tax consequences (including the alternative minimum tax consequences) of acquiring, holding and disposing of the Fund’s Shares, as well as the effects of state, local and non-U.S. tax laws.

Taxation of the Fund

The Fund has elected to be treated and to qualify to be taxed as a RIC under Subchapter M of the Code. In order to qualify as a RIC, the Fund must, among other things, satisfy certain requirements relating to the sources of its income, diversification of its assets, and distribution of its income to Shareholders. First, the Fund must derive at least 90% of its annual gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies, and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined below). Second, the Fund must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets of the Fund is invested in the securities (other than U.S. government securities and the securities of other RICs) of any one issuer, any two or more issuers controlled by the Fund and that are determined to be engaged in the same, similar or related trades or businesses, or any one or more “qualified publicly traded partnerships.” Generally, a qualified publicly traded partnership is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) and that derives less than 90% of its gross income from the items described in clause (a) above and generally includes the MLPs in which the Fund expects to invest. Income from the Fund’s investments in equity interests of other entities treated as partnerships for U.S. federal income tax purposes will be qualifying income for purposes of the income test described above to the extent it is attributable to items of partnership income that would be qualifying income if earned directly by the Fund.

As long as the Fund qualifies as a RIC, the Fund will generally not be subject to corporate-level U.S. federal income tax on income and gains that it distributes each taxable year to Shareholders, provided that in such taxable year it distributes at least 90% of the sum of (i) its

“investment company taxable income” (which includes, among other items, dividends, taxable interest, income from securities lending, net short-term capital gain in excess of net long-term capital loss, and any other taxable income other than “net capital gain” (as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid, and (ii) the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions), if any. The Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if the Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year at least the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year. In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax. Although the Fund intends to distribute any income and capital gain in a manner necessary to minimize the imposition of the 4% nondeductible excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

If in any taxable year the Fund should fail to qualify under Subchapter M of the Code for tax treatment as a RIC, the Fund would incur a regular corporate U.S. federal income tax upon all of its taxable income (including net capital gain) for that year, and all distributions to Shareholders (including distributions of net capital gain) would be taxable to Shareholders as ordinary dividend income for U.S. federal income tax purposes to the extent of the Fund’s current or accumulated earnings and profits. Provided that certain holding period and other requirements are met, such dividends would, however, be eligible (i) to be treated as qualified dividend income eligible to be taxed at long-term capital gain rates in the case individual Shareholders and (ii) for the dividends-received deduction in the case of corporate Shareholders. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to Shareholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Fund would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of up to ten years.

The remainder of this discussion assumes that the Fund qualifies for taxation as a RIC.

The Fund’s Investments

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions (including mark-to-market, constructive sale, straddle, wash sale, short sale and other rules) that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains or qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not be “qualified” income for purposes of the 90% gross income test described above. These U.S. federal income tax provisions could therefore affect the amount, timing and character of distributions to Shareholders. The Fund intends to monitor its transactions and may make certain tax elections and may be required to dispose of securities to mitigate the effect of these provisions and prevent disqualification of the Fund as a RIC. Additionally, the Fund may be required to limit its activities in derivative instruments in order to enable it to maintain its RIC status.

The MLPs in which the Fund intends to invest are expected to be treated as partnerships for U.S. federal income tax purposes. Partnerships are generally not subject to U.S. federal income tax at the partnership level; instead, the partnership’s items of income, gain, loss, deduction, and credit are allocated to its partners, regardless of whether distributions are made to those partners. The cash distributions received by the Fund from an MLP or any other partnership thus may not correspond to the amount of income allocated to the Fund by the MLP or partnership in any given taxable year. If the amount of income allocated by an MLP or another partnership to the Fund exceeds the amount of cash received by the Fund from such MLP or other partnership, the Fund may have difficulty making distributions to Shareholders in the amounts necessary to satisfy the requirements for maintaining its status as a RIC or avoiding U.S. federal income or excise taxes. Accordingly, the Fund may have to dispose of securities under disadvantageous circumstances in order to generate sufficient cash to satisfy the distribution requirements.

To qualify as a partnership for U.S. Federal income tax purposes, a publicly traded entity such as an MLP must receive at least 90% of its income from qualifying sources such as interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, gain from the sale or disposition of a capital asset held for the production of income described in the foregoing and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. If, as a result of a change in current law or a change in an MLP’s business, an MLP failed this requirement and were treated as a corporation for U.S. federal income tax purposes, such MLP would be obligated to pay U.S. federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for U.S. federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by the Fund would be taxed under U.S. federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). In addition, taxes, penalties, and interest associated with an audit of a partnership are generally to be assessed and collected at the partnership level. Accordingly, even if an MLP were to remain classified as a partnership, it could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of such MLP, could be required to bear the economic burden of those taxes, interest and penalties even though we, as a RIC, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Treatment of an MLP as a corporation for U.S. federal income tax purposes, or payments required to be made by an MLP as a result of an audit adjustment, would result in a reduction in the after-tax return to the Fund, likely causing a reduction in the value of the Shares. In addition, if the Fund receives a Schedule K-1 from an MLP after having mailed a Form 1099-DIV to Shareholders, and the Fund’s estimates with respect to the applicable MLP are determined to have been materially incorrect, the Fund may be required to mail an amended Form 1099-DIV to Shareholders.

The U.S. tax classification of the royalty and other trusts in which the Fund invests and the types of income that the Fund receives therefrom may have an impact on the Fund’s ability to qualify as a RIC. In particular, securities issued by certain trusts (such as royalty trusts that are grantor trusts for U.S. federal income tax purposes) may not produce “qualified” income for purposes of determining the Fund’s compliance with the tax rules applicable to RICs. Additionally, the Fund may be deemed to directly own the assets of certain trusts, and would need to look to such assets when determining the Fund’s compliance with the asset diversification rules applicable to RICs. To the extent that the Fund holds such securities indirectly through investments in a taxable subsidiary formed by the Fund, those securities may produce “qualified” income. However, the net return to the Fund on such investments would be reduced to the extent that the subsidiary is subject to corporate income taxes. The Fund will monitor its investments in trusts with the objective of maintaining its continued qualification as a RIC.

The Fund may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, potentially requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to RICs under the Code.

The Fund may invest a portion of its assets in below investment grade securities, commonly known as “junk” securities. Investments in these types of securities may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income and whether modifications or exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues could affect the Fund’s ability to distribute sufficient income to preserve its status as a RIC or to avoid the imposition of U.S. federal income or excise tax.

Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Generally, the amount of the original issue discount is treated as interest income and is included in taxable income (and required to be distributed by the Fund in order to qualify as a RIC and avoid U.S. federal income tax or the 4% excise tax on undistributed income) over the term of the security, even though payment of that amount is not received until a later time, usually when the debt security matures.

If the Fund purchases a debt security on a secondary market at a price lower than its adjusted issue price, the excess of the adjusted issue price over the purchase price is “market discount.” Unless the Fund makes an election to accrue market discount on a current basis, generally, any gain realized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on the debt security. Market discount generally accrues in equal daily installments. If the Fund ultimately collects less on the debt instrument than its purchase price plus the market discount previously included in income, the Fund may not be able to benefit from any offsetting loss deductions.

Gain or loss on the sale of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will generally be short-term capital gain or loss.

Because the Fund may invest in foreign securities, its income from such securities may be subject to non-U.S. taxes. The Fund does not expect that it will be eligible to elect to “pass through” to Shareholders the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid by the Fund with respect to qualifying taxes.

Income from options on individual securities written by the Fund will not be recognized by the Fund for tax purposes until an option is exercised, lapses or is subject to a “closing transaction” (as defined by applicable regulations) pursuant to which the Fund’s obligations with respect to the option are otherwise terminated. If the option lapses without exercise, the premiums received by the Fund from the writing of such options will generally be characterized as short-term capital gain. If the Fund enters into a closing transaction, the difference between the premiums received and the amount paid by the Fund to close out its position will generally be treated as short-term capital gain or loss. If an option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security, and the character of any gain on such sale of the underlying security as short-term or long-term capital gain will depend on the holding period of the Fund in the underlying security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss. Because the Fund will not have control over the exercise of the options it writes, such exercises or other required sales of the underlying securities may cause the Fund to realize gains or losses at inopportune times.

Options on indices of securities and sectors of securities that qualify as “section 1256 contracts” will generally be “marked-to-market” for U.S. federal income tax purposes. As a result, the Fund will generally recognize gain or loss on the last day of each taxable year equal to the difference between the value of the option on that date and the adjusted basis of the option. The adjusted basis of the option will consequently be increased by such gain or decreased by such loss. Any gain or loss with respect to options on indices and sectors that qualify as “section 1256 contracts” will be treated as short-term capital gain or loss to the extent of 40% of such gain or loss and long-term capital gain or loss to the extent of 60% of such gain or loss. Because the mark-to-market rules may cause the Fund to recognize gain in advance of the receipt of cash, the Fund may be required to dispose of investments in order to meet its distribution requirements. “Mark-to-market” losses may be suspended or otherwise limited if such losses are part of a straddle or similar transaction.

The Fund’s transactions in foreign currencies, forward contracts, options, futures contracts (including options and futures contracts on foreign currencies) and short sales, to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles” and “constructive sales”) that may, among other things, affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to Shareholders.

Taxation of Shareholders

The Fund may either distribute or retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to a corporate income tax on such retained amount. In that event, the Fund may designate the retained amount as undistributed capital gain in a notice to Shareholders, each of whom, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its Shares by the amount of undistributed capital gains included in the Shareholder’s income less the tax deemed paid by the Shareholder under clause (ii).

Distributions paid to you by the Fund from its net capital gain, if any, that the Fund properly reports as capital gain dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your Shares. All other dividends paid to you by the Fund (including dividends from net short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income. Provided that certain holding period and other requirements are met, ordinary income dividends (if properly reported by the Fund) may qualify (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of individual Shareholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Fund receives qualified dividend income (generally, dividend income from taxable domestic corporations and certain qualified foreign corporations). There can be no assurance as to what portion of the Fund’s distributions will be eligible for the dividends received deduction or for the reduced rates applicable to qualified dividend income.

Any distributions you receive that are in excess of your share of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your Shares, and thereafter as capital gain from the sale of your Shares. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

Shareholders may be entitled to offset their capital gain dividends (but not dividends treated as qualified dividend income) with capital losses. The Code contains a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, Shareholders that have capital losses are urged to consult their tax advisers.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared. In addition, certain other distributions made after the close of the Fund’s taxable year may be “spilled back” and treated as paid by the Fund (except for purposes of the 4% nondeductible excise tax) during such taxable year. In such case, you will be treated as having received such dividends in the taxable year in which the distributions were actually made.

The price of Shares purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing Shares just prior to the record date of a distribution will receive a distribution which will be taxable to them even though it represents, economically, a return of invested capital.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

Except as discussed below in the case of a repurchase of Shares, the sale or other disposition of Shares will generally result in capital gain or loss to you and will be long-term capital gain or loss if you have held such Shares for more than one year at the time of sale. Any loss upon the sale or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such Shares. Any loss you recognize on a sale or other disposition of Shares will be disallowed if you acquire other identical Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the Shares. In such case, your tax basis in the Shares acquired will be adjusted to reflect the disallowed loss.

In general, a repurchase of Shares should be treated as a sale or exchange of such Shares under section 302 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the Shareholder, (b) results in a “complete redemption” of the Shareholder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the Shareholder’s proportionate interest in the Fund and where the Shareholder owns less than 50% of the voting power of all classes entitled to vote. A “complete redemption” of a Shareholder’s interest generally requires that all Shares of the Fund owned by such Shareholder be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s proportionate interest in the Fund, which should result if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund. In determining whether any of these tests has been met, any Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in section 318 of the Code, generally must be taken into account.

Current U.S. federal income tax law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income while long-term capital gain generally is taxed at a reduced maximum rate.

Certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of Shares.

A Shareholder that is a nonresident alien individual or a foreign corporation (a “foreign investor”) generally will be subject to U.S. federal withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends (except as discussed below). In general, U.S. federal withholding tax and U.S. federal income tax will not apply to any capital gain realized by a foreign investor in respect of any distribution of net capital gain (including amounts credited as an undistributed capital gain dividend) or upon the sale or other disposition of Shares of the Fund. Different tax consequences may result if the foreign investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Foreign investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s Shares.

Ordinary income dividends properly reported by a RIC are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the RIC’s “qualified net interest income”

(generally, its U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the RIC is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the RIC’s “qualified short-term capital gains” (generally, the excess of the RIC’s net short-term capital gain over its long-term capital loss for such taxable year). Depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign investor needs to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute Form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

In addition, legislation enacted in 2010 and existing guidance issued thereunder requires withholding at a rate of 30% on dividends in respect of, and, after December 31, 2018, gross proceeds from the disposition of, Shares of the Fund held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to Shares in, and accounts maintained by, the institution to the extent such Shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Shares of the Fund are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the disposition of, Shares of the Fund held by an investor that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Fund or applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The Fund will not pay any additional amounts to Shareholders in respect of any amounts withheld. Foreign investors are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in the Fund’s Shares.

U.S. federal backup withholding tax may be required on dividends, distributions and sale or redemption proceeds payable to certain non-exempt Shareholders who fail to supply their correct taxpayer identification number (in the case of individuals, generally, their social security number) or to make required certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you timely furnish the required information to the IRS.

Ordinary income dividends, capital gain dividends, and gain from the sale, redemption or other disposition of Shares of the Fund also may be subject to state, local, and/or foreign taxes. Shareholders are urged to consult their own tax advisers regarding specific questions about U.S. federal, state, local or foreign tax consequences to them of investing in the Fund.

***

The foregoing is a general and abbreviated summary of certain provisions of the Code and the Treasury Regulations presently in effect as they directly govern the taxation of the Fund and Shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and the Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Prospective investors are advised to consult their own tax advisers for more detailed information concerning the tax consequences of an investment in the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund will perform an annual audit of the Fund’s financial statements. The Board has engaged Ernst & Young LLP, located at One Commerce Square, Suite 700, 2005 Market Street, Philadelphia, Pennsylvania 19103, to serve as the Fund’s independent registered public accounting firm.

ADMINISTRATOR

The Fund has contracted with State Street Bank and Trust Company (“State Street”) to provide various accounting and administrative services, including preparing preliminary financial information for review by FS Energy Advisor, preparing and monitoring expense budgets, maintaining accounting books and records, processing trade information for the Fund and performing certain portfolio compliance testing.

CUSTODIAN

State Street, which has its principal office at One Lincoln Street, Boston, Massachusetts 02111, serves as custodian for the Fund.

LEGAL COUNSEL

The law firm of Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, Pennsylvania 19103-6996, serves as counsel to the Fund.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549 or on the EDGAR database on the SEC’s website at http://www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-1520.

APPENDIX A

RATINGS OF INVESTMENTS

S&P Global — A brief description of the applicable S&P Global (“S&P”) rating symbols and their meanings (as published by S&P) follows:

A S&P issued credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days – including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on S&P’s analysis of the following considerations:

●	Likelihood of payment – capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

●	Nature of and provisions of the obligation;

●	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA	An obligation rated ‘AAA’ has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A	An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

Appendix A-1

BBB	An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB	An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B	An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC	An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but S&P expects default to be a virtual certainty, regardless of the anticipated time to default.

C	An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D	An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

NR	This indicates that no rating has been requested or that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A-1	A short-term obligation rated ‘A-1’ is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2	A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3	A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B	A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

Appendix A-2

C	A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D	A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Active Qualifiers (Currently applied and/or outstanding)

L	Ratings qualified with ‘L’ apply only to amounts invested up to federal deposit insurance limits.

p	This suffix is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The ‘p’ suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

pi	Ratings with a ‘pi’ suffix are based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer’s management and therefore may be based on less comprehensive information than ratings without a ‘pi’ suffix. Ratings with a ‘pi’ suffix are reviewed annually based on a new year’s financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer’s credit quality.

prelim	Preliminary ratings, with the ‘prelim’ suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P of appropriate documentation. S&P reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

●	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.
●	Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor’s policies.
●	Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).
●	Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P’s opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.
●	Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P would likely withdraw these preliminary ratings.
●	A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

t	This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Municipal Short-Term Note Ratings Definitions

A S&P U.S. municipal note rating reflects S&P’s opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating.

Appendix A-3

Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P’s analysis will review the following considerations:

●	Amortization schedule – the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and
●	Source of payment – the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1	Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2	Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3	Speculative capacity to pay principal and interest.

Moody’s Investors Service, Inc. — A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Long-Term Obligation Ratings

Moody’s long-term ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.

Aaa	Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A	Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa	Obligations rated Baa are judged to be medium grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba	Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B	Obligations rated B are considered speculative and are subject to high credit risk.

Caa	Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C	Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

*By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid

Appendix A-4

securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Short-Term Obligation Ratings

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted. Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

US Municipal Short-Term Obligation Ratings

There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels — MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG1	This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG2	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG3	This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Other Ratings Symbols

e	Expected ratings. To address market demand for timely information on particular types of credit ratings, Moody’s has licensed to certain third parties the right to generate “Expected Ratings.” Expected Ratings are designated by an “e” after the rating code, and are intended to anticipate Moody’s forthcoming rating assignments based on reliable information from third-party sources (such as the issuer or underwriter associated with the particular securities) or established Moody’s rating practices (i.e., medium term notes are typically, but not always, assigned the same rating as the note’s program rating). Expected Ratings will exist only until Moody’s confirms the Expected Rating, or issues a different rating for the relevant instrument. Moody’s encourages market participants to contact Moody’s Ratings Desk or visit www.moodys.com if they have questions regarding Expected Ratings, or wish Moody’s to confirm an Expected Rating.

(P)

Provisional Ratings. As a service to the market and at the request of an issuer, Moody’s will often assign a provisional rating when the assignment of a final rating is subject to the fulfillment of contingencies but it is highly likely that the rating will become definitive after all documents are

Appendix A-5

received or an obligation is issued into the market. A provisional rating is denoted by placing a (P) in front of the rating. Such ratings are typically assigned to shelf registrations under SEC rule 415 or transaction-based structures that require investor education. When a transaction uses a well-established structure and the transaction’s structure and terms are not expected to change prior to sale in a manner that would affect the rating, a definitive rating may be assigned directly.

#	Refundeds. Issues that are secured by escrowed funds held in trust, reinvested in direct, non-callable US government obligations or non-callable obligations unconditionally guaranteed by the US Government or Resolution Funding Corporation are identified with a # (hatch mark) symbol, e.g., #Aaa.

WR	Withdrawn. When Moody’s no longer rates an obligation on which it previously maintained a rating, the symbol WR is employed. Please see Moody’s Guidelines for the Withdrawal of Ratings, available on www.moodys.com.

NR	Not Rated. NR is assigned to an unrated issuer, obligation and/or program.

NAV	Not Available. An issue that Moody’s has not yet rated is denoted by the NAV symbol.

TWR	Terminated Without Rating. The symbol TWR applies primarily to issues that mature or are redeemed without having been rated.

Fitch IBCA, Inc. — A brief description of the applicable Fitch IBCA, Inc. (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings (IDRs). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default. For historical information on the default experience of Fitch-rated issuers, please consult the transition and default performance studies available from the Fitch Ratings website.

Long-Term Credit Ratings Scales

AAA	Highest Credit Quality. ‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA	Very High Credit Quality. ‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A	High Credit Quality. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB	Good Credit Quality. ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB	Speculative. ‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.

B	Highly speculative. ‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

Appendix A-6

CCC	Substantial credit risk. Default is a real possibility.

CC	Very high levels of credit risk. Default of some kind appears probable.

C	Exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a ‘C’ category rating for an issuer include:

a.	the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b.	the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

c.	Fitch Ratings otherwise believes a condition of ‘RD’ or ‘D’ to be imminent or inevitable, including through the formal announcement of a coercive debt exchange.

RD	Restricted default. ‘RD’ ratings indicate an issuer that in Fitch Ratings’ opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased business. This would include:

a.	the selective payment default on a specific class or currency of debt;

b.	the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

c.	the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or

d.	execution of a coercive debt exchange on one or more material financial obligations.

D	Default. ‘D’ ratings indicate an issuer that in Fitch Ratings’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a coercive debt exchange.

“Imminent” default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a coercive debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term IDR category, or to Long-Term IDR categories below ‘B’.

Specific limitations relevant to the structured, project and public finance obligation rating scale include:

●	The ratings do not predict a specific percentage of default likelihood over any given time period.

●	The ratings do not opine on the market value of any issuer’s securities or stock, or the likelihood that this value may change.

●	The ratings do not opine on the liquidity of the issuer’s securities or stock.

Appendix A-7

●	The ratings do not opine on the possible loss severity on an obligation should an obligation should an issuer default.

●	The ratings do not opine on any quality related to an issuer’s business, operational or financial profile other than the agency’s opinion on its relative vulnerability to default.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader’s convenience.

Short-Term Ratings Assigned to Obligations in Corporate, Public and Structured Finance

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1	Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2	Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3	Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B	Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C	High short-term default risk. Default is a real possibility.

RD	Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically, applicable to entity ratings only.

D	Default. Indicates a broad-based default event for an entity, or the default of a specific short-term obligation.

Specific limitations relevant to the Short-Term Ratings scale include:

●	The ratings do not predict a specific percentage of default likelihood over any given time period.

●	The ratings do not opine on the market value of any issuer’s securities or stock, or the likelihood that this value may change.

●	The ratings do not opine on the liquidity of the issuer’s securities or stock.

●	The ratings do not opine on the possible loss severity on an obligation should an obligation default.

●	The ratings do not opine on any quality related to an issuer or transaction’s profile other than the agency’s opinion on the relative vulnerability to default of the rated issuer or obligation.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader’s convenience.

Appendix A-8

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of FS Energy Total Return Fund

We have audited the accompanying statement of asset and liabilities of FS Energy Total Return Fund (the Fund), including the schedule of investments, as of October 31, 2017, and the related statements of operations, changes in net assets, and cash flows and financial highlights for the period from March 15, 2017 (Commencement of Operations) to October 31, 2017. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2017, by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of FS Energy Total Return Fund at October 31, 2017, and the results of its operations, changes in its net assets and its cash flows and financial highlights for the period from March 15, 2017 (Commencement of Operations) to October 31, 2017 in conformity with U.S. generally accepted accounting principles.

Philadelphia, Pennsylvania

December 20, 2017

FS Energy Total Return Fund

Schedule of Investments

As of October 31, 2017

(in thousands, except share amounts)

Portfolio Company(a)	Footnotes	Industry	Number of Shares	Cost(b)	Fair Value(c)
Master Limited Partnerships—29.4%
Andeavor Logistics LP		Midstream	15,800	$804	$714
Archrock Partners, L.P.		Midstream	15,000	203	199
BP Midstream Partners LP		Midstream	13,000	226	234
Delek Logistics Partners, LP		Midstream	19,220	573	590
Energy Transfer Partners, L.P.		Midstream	80,000	1,599	1,393
MPLX LP		Midstream	20,000	687	705
Rice Midstream Partners LP	(e)	Midstream	15,000	305	311
Spectra Energy Partners, LP		Midstream	22,300	951	962
Tallgrass Energy Partners, LP		Midstream	4,500	227	196
Western Gas Partners, LP		Midstream	21,000	1,121	1,006
Westlake Chemical Partners LP	(e)	Downstream	41,000	902	912

Total Master Limited Partnerships				7,598	7,222

Preferred Equity—3.1%
Teekay LNG Partners L.P., Series A, 9.0%	(e)	Midstream	30,100	724	770

Total Preferred Equity				724	770

Common Equity—69.2%
AltaGas Ltd.	(e)(f)	Midstream	40,000	919	912
Antero Midstream GP LP	(e)	Midstream	25,150	506	471
BP p.l.c.	(e)	Upstream	32,000	1,110	1,301
Enbridge Energy Management, L.L.C.	(e)(g)	Midstream	99,847	1,576	1,438
EnLink Midstream, LLC	(e)	Midstream	46,000	791	713
Hoegh LNG Partners LP		Midstream	50,420	989	955
Kinder Morgan Canada Ltd.	(e)(f)	Midstream	58,823	742	756
Kinder Morgan, Inc.	(e)	Midstream	26,900	570	487
Macquarie Infrastructure Corp.	(e)	Midstream	18,000	1,354	1,252
Occidental Petroleum Corp.	(e)	Upstream	13,500	829	872
ONEOK, Inc.	(e)	Midstream	21,300	1,142	1,156
Pembina Pipeline Corp.	(e)(f)	Midstream	20,342	679	672
Plains GP Holdings, L.P., Class A Shares	(e)	Midstream	60,000	1,557	1,224
Royal Dutch Shell plc, Class B Shares	(e)	Upstream	23,200	1,307	1,516
Targa Resources Corp.	(e)	Midstream	28,000	1,518	1,162
The Williams Companies, Inc.	(e)	Midstream	45,000	1,331	1,283
TOTAL S.A.	(e)	Upstream	14,900	766	830

Total Common Equity				17,686	17,000

See notes to financial statements.

FS Energy Total Return Fund

Schedule of Investments (continued)

As of October 31, 2017

(in thousands, except share amounts)

Portfolio Company(a)	Footnotes	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
Fixed Income—18.8%(d)
Exterran Energy Solutions, L.P., 8.1%, 5/1/2025	(e)	Service & Equipment	$1,037	$1,068	$1,093
Extraction Oil & Gas, Inc., 7.4%, 5/15/2024	(e)	Upstream	1,000	1,035	1,065
Gulfport Energy Corp., 6.4%, 5/15/2025	(e)	Upstream	800	789	812
Jones Energy Holdings LLC, 9.3%, 3/15/2023	(e)	Upstream	300	300	239
Jupiter Resources Inc., 8.5%, 10/1/2022	(e)	Upstream	800	690	573
Weatherford International Ltd., 9.9%, 3/1/2039	(e)	Service & Equipment	800	879	836

Total Fixed Income				4,761	4,618

Short-Term Investments—6.2%
State Street Institutional Treasury Money Market Fund, Investment Class, 0.59%	(h)			1,531	1,531

Total Short-Term Investments				1,531	1,531

TOTAL INVESTMENTS—126.7%				$32,300	31,141

LIABILITIES IN EXCESS OF OTHER ASSETS—(26.7)%					(6,565)

NET ASSETS—100.0%					$24,576

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Denominated in U.S. dollars unless otherwise noted.

(c)	Fair value is determined by the board of trustees of FS Energy Total Return Fund (the “Fund”). See Note 2 for information on the Fund’s policy regarding valuation of investments, fair value hierarchy levels and other significant accounting policies. Investments are classified as Level 1 in the Fund’s fair value hierarchy unless otherwise noted (see Note 7).

(d)	Investments classified as Level 3 in the Fund’s fair value hierarchy whereby fair value was determined by the board of trustees of the Fund (see Note 7).

(e)	Security or portion thereof is pledged as collateral supporting the amounts outstanding under the prime brokerage facility with BNP Paribas Prime Brokerage International, Ltd. (“BNP”). Securities may be rehypothecated from time to time as permitted under Rule 15c-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended, subject to terms and conditions governing the prime brokerage facility with BNP. As of October 31, 2017, there were no securities rehypothecated by BNP.

(f)	Investment denominated in Canadian dollars. Cost is converted into U.S. dollars on purchase date and fair value is converted into U.S. dollars as of October 31, 2017.

(g)	Security is non-income producing.

(h)	Rate represents the seven-day yield as of October 31, 2017.

See notes to financial statements.

FS Energy Total Return Fund

Statement of Assets and Liabilities

(in thousands, except share and per share data)

October 31, 2017
Assets
Investments, at fair value (amortized cost—$32,300)	$31,141
Cash	112
Receivable for investments sold	7
Receivable from Fund shares sold	421
Distributions and dividends receivable	74
Interest receivable	114
Deferred offering costs	1
Reimbursement due from sponsor(1)	442

Total assets	$32,312

Liabilities
Financing arrangement payable	$6,991
Management fees payable	124
Administrative services expense payable	187
Accounting and administrative fees payable	113
Interest expense payable	1
Professional fees payable	144
Other accrued expenses and liabilities	176

Total liabilities	$7,736

Net assets	$24,576

Commitments and contingencies ($3,362)(2)

Composition of net assets
Common shares, $0.001 par value, unlimited shares authorized	$2
Capital in excess of par value(3)	25,670
Accumulated net realized gain (loss)(3)	(33)
Accumulated undistributed net investment income(3)	96
Net unrealized appreciation (depreciation)	(1,159)

Net assets	$24,576

Class A Shares
Net Assets	$1,224
Shares Outstanding	104,736
Net Asset Value and Redemption Price Per Share (net assets ÷ shares outstanding)	$11.69
Maximum Offering Price Per Share ($11.69 ÷ 94.25% of net asset value per share)	$12.40

Class I Shares
Net Assets	$23,342
Shares Outstanding	1,995,949
Net Asset Value and Redemption Price Per Share (net assets ÷ shares outstanding)	$11.69

Class T Shares
Net Assets	$10
Shares Outstanding	819
Net Asset Value and Redemption Price Per Share (net assets ÷ shares outstanding)	$11.70
Maximum Offering Price Per Share ($11.70 ÷ 96.50% of net asset value per share)	$12.12

(1)	See Note 4 for a discussion of reimbursements payable to the Fund by its investment adviser and affiliates.

(2)	See Note 10 for a discussion of the Fund’s commitments and contingencies.

(3)	See Note 5 for a discussion of the sources of distributions paid by the Fund.

See notes to financial statements.

FS Energy Total Return Fund

Statement of Operations

(in thousands)

Period from March 15, 2017 (Commencement of Operations) to October 31, 2017
Investment income
Distributions and dividend income (net of foreign tax withholding—$15)	$816
Return of capital	(398)

Net distributions and dividend income	418
Interest income	176

Total investment income	594

Operating expenses
Management fees	281
Administrative services expense	485
Accounting and administrative fees	113
Interest expense	57
Professional fees	159
Offering costs	122
Other general and administrative expenses	142

Total operating expenses	1,359
Less: Expense reimbursement from sponsor(1)	(1,071)

Net operating expenses	288

Net investment income (loss) before taxes	306
Income taxes	50

Net investment income (loss)	256

Realized and unrealized gain/loss
Net realized gain (loss) on investments	164
Net realized gain (loss) on foreign currency	(11)
Net change in unrealized appreciation (depreciation) on investments	(1,159)

Total net realized gain (loss) and unrealized appreciation (depreciation)	(1,006)

Net increase (decrease) in net assets resulting from operations	$(750)

(1)	See Note 4 for a discussion of reimbursements payable to the Fund by its investment adviser and affiliates.

See notes to financial statements.

FS Energy Total Return Fund

Statement of Changes in Net Assets

(in thousands)

Period from March 15, 2017 (Commencement of Operations) to October 31, 2017
Operations
Net investment income (loss)	$256
Net realized gain (loss)	153
Net change in unrealized appreciation (depreciation) on investments	(1,159)

Net increase (decrease) in net assets resulting from operations	(750)

Shareholder distributions(1)
Distributions from net investment income
Class A	(2)
Class I	(269)

(271)

Distributions from net realized gain on investments
Class A	(2)
Class I	(195)

(197)

Distributions representing return of capital
Class A	(1)
Class I	(80)

(81)

Net decrease in net assets resulting from shareholder distributions	(549)

Capital share transactions(2)
Net increase in net assets resulting from capital share transactions	25,775

Total increase in net assets	24,476
Net assets at beginning of period	100

Net assets at end of period	$24,576

Accumulated undistributed net investment income	$96

(1)	See Note 5 for a discussion of the sources of distributions paid by the Fund.

(2)	See Note 3 for a discussion of the Fund’s common share transactions.

See notes to financial statements.

FS Energy Total Return Fund

Statement of Cash Flows

(in thousands)

Period from March 15, 2017 (Commencement of Operations) to October 31, 2017
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$(750)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Purchases of investments	(43,453)
Investments in money market fund, net	(1,531)
Proceeds from sales and repayments of investments	12,459
Return of capital distributions on investments	398
Net realized (gain) loss on investments	(164)
Net change in unrealized (appreciation) depreciation on investments	1,159
Accretion of discount	(9)
Amortization of deferred offering costs	122
(Increase) decrease in receivable for investments sold	(7)
(Increase) decrease in distributions and dividends receivable	(74)
(Increase) decrease in interest receivable	(114)
(Increase) decrease in expense reimbursement due from sponsor(1)	(442)
Increase (decrease) in management fees payable	124
Increase (decrease) in administrative services expense payable	187
Increase (decrease) in accounting and administrative fees payable	113
Increase (decrease) in interest expense payable(2)	1
Increase (decrease) in professional fees payable	144
Increase (decrease) in other accrued expenses and liabilities	176

Net cash provided by (used in) operating activities	(31,661)

Cash flows from financing activities
Issuance of common shares	25,354
Shareholder distributions	(549)
Offering costs incurred	(123)
Borrowings under financing arrangement(2)	6,991

Net cash provided by financing activities	31,673

Total increase (decrease) in cash	12
Cash at beginning of period	100

Cash at end of period	$112

(1)	See Note 4 for a discussion of reimbursements paid to the Fund by its investment adviser and affiliates.

(2)	See Note 8 for a discussion of the Fund’s financing arrangement. During the period from March 15, 2017 (Commencement of Operations) through October 31, 2017, the Fund paid $56 of interest expense on the financing arrangement.

See notes to financial statements.

FS Energy Total Return Fund

Financial Highlights

(in thousands, except share and per share data)

	Class A Shares	Class I Shares	Class T Shares
	Period from May 16, 2017 (Commencement of Operations) to October 31, 2017	Period from March 15, 2017 (Commencement of Operations) to October 31, 2017	Period from October 20, 2017 (Commencement of Operations) to October 31, 2017
Per Share Data:(1)
Net asset value, beginning of period	$12.52	$12.50	$11.77
Results of operations
Net investment income (loss)(2)	0.09	0.15	0.01
Net realized gain (loss) and unrealized appreciation (depreciation) on investments	(0.61)	(0.65)	(0.08)

Net increase (decrease) in net assets resulting from operations	(0.52)	(0.50)	(0.07)

Shareholder Distributions:(3)
Distributions from net investment income	(0.15)	(0.15)	—
Distributions from net realized gain on investments	(0.11)	(0.11)	—
Distributions representing return of capital	(0.05)	(0.05)	—

Net decrease in net assets resulting from shareholder distributions	(0.31)	(0.31)	—

Net asset value, end of period	$11.69	$11.69	$11.70

Shares outstanding, end of period	104,736	1,995,949	819

Total return(4)(5)	(4.21)%	(4.00)%	(0.59)%

Ratio/Supplemental Data:
Net assets, end of period	$1,224	$23,342	$10
Ratio of net investment income (loss) to average net assets(6)(7)	1.71%	1.96%	1.46%
Ratio of total expenses to average net assets(6)	10.70%	10.45%	10.95%
Ratio of expense reimbursement from sponsor to average net assets(6)	(7.86)%	(7.86)%	(7.86)%

Ratio of net expenses to average net assets(6)	2.84%	2.59%	3.09%

Portfolio turnover rate(5)	49%	49%	49%
Total amount of senior securities outstanding exclusive of treasury securities	$6,991	$6,991	$6,991
Asset coverage ratio(8)	4.52	4.52	4.52

(1)	Per share data may be rounded in order to compute the ending net asset value per share.

(2)	The per share data was derived by using the average number of common shares outstanding during the period from May 16, 2017 (Commencement of Operations) through October 31, 2017 for Class A Shares, March 15, 2017 (Commencement of Operations) through October 31, 2017 for Class I Shares and October 20, 2017 (Commencement of Operations) through October 31, 2017 for Class T Shares.

See notes to financial statements.

FS Energy Total Return Fund

Financial Highlights  (Continued)

(in thousands, except share and per share data)

(3)	The per share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per common share during the applicable period.

(4)	The total return for each period presented is historical and is calculated by determining the percentage change in net asset value, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ net asset value as of the end of the period. The historical total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the fixed income securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total returns set forth above represent the total return on the Fund’s investment portfolio during the applicable period on a class by class basis and do not represent an actual return to shareholders.

(5)	Information presented is not annualized.

(6)	Average daily net assets for the applicable period is used for this calculation. Data for the applicable period is annualized.

(7)	If the sponsor had not reimbursed certain expenses, the ratio of net investment income (loss) to average net assets during the applicable periods presented above would have been (6.15)%, (5.90)% and (6.40)% for Class A Shares, Class I Shares and Class T Shares, respectively. See Note 4 for a discussion of reimbursements payable to the Fund by its investment adviser and affiliates.

(8)	Asset coverage per unit is the ratio of the carrying value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

See notes to financial statements.

FS Energy Total Return Fund

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

FS Energy Total Return Fund (the “Fund”) was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 23, 2016 and commenced investment operations on March 15, 2017. Prior to commencing investment operations, the Fund had no operations except for matters relating to its organization and registration as a non-diversified, closed-end management investment company.

The Fund is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund offers five classes of shares of beneficial interest—Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class T Shares (as defined below), which are substantially the same except that each class of shares has different expenses. The Fund intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).

The Fund’s investment objective is to generate an attractive total return consisting of current income and capital appreciation by investing primarily in the equity and debt securities of Natural Resource Companies, as defined below. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in Natural Resource Companies, which the Fund defines as companies that, as their principal business, are engaged in the development of energy infrastructure and the acquisition, exploration, production, mining, processing (including fractionating), refining, transportation (including trans-loading), storage, servicing or marketing of natural resources, including, but not limited to, crude oil, refined products, petrochemicals, natural gas, natural gas liquids, coal, metals and renewable energy sources, as well as those companies that provide equipment or services to companies engaged in any of the foregoing.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements of the Fund have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Fund is considered an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies under Accounting Standards Codification Topic 946, Financial Services—Investment Companies. The Fund has evaluated the impact of subsequent events through the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission (“SEC”).

Use of Estimates: The preparation of the Fund’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded and all amounts are in thousands, except share and per share amounts.

Cash and Cash Equivalents: The Fund considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Fund invests its cash in an

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  (Continued)

institutional money market fund, which is stated at fair value. The Fund’s uninvested cash is maintained with a high credit quality financial institution.

Valuation of Portfolio Investments: The Fund determines the net asset value (“NAV”) of its common shares on each day that the New York Stock Exchange (“NYSE”) is open for business as of the close of the regular trading session. Each Class A share of beneficial interest (“Class A Share”), Class L share of beneficial interest (“Class L Share”) and Class T share of beneficial interest (“Class T Share”) is offered at NAV plus the applicable sales load, while each Class I share of beneficial interest (“Class I Share”) and Class M share of beneficial interest (“Class M Share”) is offered at NAV. The Fund calculates NAV per share on a class-specific basis. The NAV of a class of shares depends on the number of shares of the applicable class outstanding at the time the NAV of the applicable share class is determined. As such, the NAV of each class of shares may vary if the Fund sells different amounts of shares per class, among other things. The Fund’s assets and liabilities are valued in accordance with the principles set forth below.

FS Energy Advisor, LLC (“FS Energy Advisor”), the Fund’s investment adviser, values the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was developed by the audit committee of the Fund’s board of trustees (“Board”) and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to FS Energy Advisor. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board (“FASB”) clarifies the definition of fair value and requires companies to provide disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that the Fund would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

When determining the fair value of an asset, FS Energy Advisor seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that FS Energy Advisor deems relevant, which

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  (Continued)

may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. However, determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Fund’s financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s financial statements.

The Fund expects that its portfolio will primarily consist of securities listed or traded on a recognized securities exchange or automated quotation system (“Exchange-Traded Security”) or securities traded on a privately negotiated OTC secondary market for institutional investors for which indicative dealer quotes are available (“OTC Security”).

For purposes of calculating NAV, FS Energy Advisor uses the following valuation methods:

●	The market value of each Exchange-Traded Security is the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded.

●	If no sale is reported for an Exchange-Traded Security on the valuation date or if a security is an OTC Security, the Fund values such security using quotations obtained from an independent third-party pricing service, which provides prevailing bid and ask prices that are screened for validity by the service from dealers on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, the Fund obtains bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities are valued at the mid-point of the average bid and ask prices obtained from such sources.

●	To the extent that the Fund holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Fund will value such investments at fair value as determined in good faith by FS Energy Advisor in accordance with the Fund’s valuation policy and pursuant to authority delegated by the Board as described below. In making such determination, FS Energy Advisor may rely upon valuations obtained from an independent valuation firm.

Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Fund’s financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s financial statements. In making its determination of fair value, FS Energy Advisor may use independent third-party pricing or valuation services; provided that FS Energy Advisor shall not be required to determine fair value in accordance with the valuation provided by any single source, and FS Energy Advisor shall retain the discretion to use any relevant data, including information obtained from any independent third-party valuation or pricing service, that FS Energy Advisor deems to be reliable in determining fair value under the circumstances.

Below is a description of factors that may be considered when valuing securities for which no active secondary market exists.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  (Continued)

future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of the collateral securing its debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

For equity interests, various factors may be considered in determining fair value, including multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or an acquisition, recapitalization, restructuring or other related items.

Other factors that may be considered in valuing securities include private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies, the acquisition price of such investment or industry practices in determining fair value. FS Energy Advisor may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of the portfolio company relative to comparable firms, as well as such other factors as FS Energy Advisor, in consultation with any third-party valuation or pricing service, if applicable, may consider relevant in assessing fair value.

If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security, where applicable.

If events materially affecting the price of foreign portfolio securities occur between the time when their price was last determined on such foreign securities exchange or market and the time when the Fund’s NAV was last calculated (for example, movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets), such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Board. For purposes of calculating NAV, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at prevailing exchange rates as may be determined in good faith by FS Energy Advisor, under the supervision of the Board.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  (Continued)

While the Fund’s valuation policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values determined by FS Energy Advisor would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if and when the securities were sold. The Fund will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. Based on the results of the benchmark analysis, the Fund believes that these prices will be reliable indicators of fair value.

The Board is solely responsible for the valuation of the Fund’s portfolio investments at fair value as determined in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process. The Board has delegated day-to-day responsibility for implementing the Fund’s valuation policy to FS Energy Advisor’s management team, and has authorized FS Energy Advisor’s management team to utilize independent third-party valuation and pricing services that have been approved by the Board. The audit committee of the Board is responsible for overseeing FS Energy Advisor’s implementation of the Fund’s valuation process.

Revenue Recognition: Security transactions are accounted for on the trade date. The Fund records interest income on an accrual basis to the extent that it expects to collect such amounts. The Fund records dividend income and distributions on the ex-date. Distributions received from investments generally are comprised of ordinary income and return of capital. The Fund records investment income and return of capital based on estimates made at the time such distributions are received based on historical information. These estimates may subsequently be revised based on the information received from the master limited partnerships (“MLPs”) after their tax reporting periods are concluded, as the actual character of these distributions is not known until after the fiscal year end of the Fund. The Fund does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. The Fund considers many factors relevant to an investment when placing it on or removing it from non-accrual status, including, but not limited to, the delinquency status of the investment, economic and business conditions, the overall financial condition of the underlying investment, the value of the underlying collateral, bankruptcy status, if any, and any other facts or circumstances relevant to the investment. If there is reasonable doubt that the Fund will receive any previously accrued interest, then the previously recognized interest income will be written-off. Payments received on non-accrual investments may be recognized as income or applied to principal depending upon the collectability of the remaining principal and interest. Non-accrual investments may be restored to accrual status when principal and interest become current and are likely to remain current based on the Fund’s judgment.

Loan origination fees, original issue discount, and market discount are capitalized and such amounts are amortized as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount are recorded as interest income. Structuring and other non-recurring upfront fees are recorded as fee income when earned. The Fund records prepayment premiums on loans and securities as fee income when it receives such amounts.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  (Continued)

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency: Gains or losses on the sale of investments will be calculated by using the specific identification method. The Fund measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Organization Costs: Organization costs include, among other things, the cost of formation as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. For the period from February 23, 2016 (Inception) through October 31, 2017, the Fund incurred organization costs of $40, which were paid by Franklin Square Holdings, L.P. (“FS Investments”), the Fund’s sponsor and an affiliate of FS Energy Advisor (see Note 4). FS Investments has agreed to assume the Fund’s organization costs and will not seek reimbursement of such costs.

Offering Costs: Offering costs primarily include, among other things, marketing expenses and printing, legal and due diligence fees and other costs pertaining to the Fund’s continuous public offering of its common shares, including the preparation of its Registration Statement on Form N-2 and salaries and direct expenses of FS Energy Advisor’s affiliated personnel, employees of its affiliates and others while engaged in such activities. The Fund will defer and amortize such costs as an expense in an amount up to 0.50% of gross proceeds raised over twelve months as the Fund raises proceeds in its continuous public offering. For the period from February 23, 2016 (Inception) through October 31, 2017, the Fund incurred offering costs of $2,464, which were paid on its behalf by FS Investments (see Note 4).

Income Taxes: The Fund intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally the Fund’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Fund will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its shareholders. The Fund intends to make distributions in an amount sufficient to maintain its RIC status each year and to avoid any U.S. federal income taxes on income so distributed. The Fund will also be subject to nondeductible U.S. federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no U.S. federal income taxes.

Uncertainty in Income Taxes: The Fund evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  (Continued)

uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the Fund’s financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. The Fund recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense on its statement of operations. During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, the Fund did not incur any interest or penalties related to unrecognized tax liabilities.

The Fund has analyzed the tax positions taken on U.S. federal and state income tax returns for all open tax years, and has concluded that no provision for income tax for uncertain tax positions is required in the Fund’s financial statements. The Fund’s U.S. federal and state income tax returns for tax years for which the applicable statutes of limitations have not yet expired are subject to examination by the Internal Revenue Service and state departments of revenue.

Distributions: Distributions to the Fund’s shareholders will be recorded as of the record date. Subject to the discretion of the Board and applicable legal restrictions, the Fund currently intends to authorize, declare and pay ordinary cash distributions on a quarterly basis. Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.

Note 3. Share Transactions

Below is a summary of transactions with respect to the Fund’s common shares during the period from March 15, 2017 (Commencement of Operations) to October 31, 2017:

	Period from May 16, 2017 (Commencement of Operations) to October 31, 2017
	Shares	Amount
Class A Shares
Gross Proceeds from Offering	104,416	$1,247
Reinvestment of Distributions	320	4

Total Gross Proceeds	104,736	$1,251
Commissions and Dealer Manager Fees	—	(18)

Net Proceeds from Class A Share Transactions	104,736	$1,233

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 3. Share Transactions  (Continued)

	Period from March 15, 2017 (Commencement of Operations) to October 31, 2017
	Shares	Amount
Class I Shares
Gross Proceeds from Offering	1,956,139	$24,060
Reinvestment of Distributions	39,810	472

Net Proceeds from Class I Share Transactions	1,995,949	$24,532

	Period from October 20, 2017 (Commencement of Operations) to October 31, 2017
	Shares	Amount
Class T Shares
Gross Proceeds from Offering	819	$10
Commissions and Dealer Manager Fees	—	0

Net Proceeds from Class T Share Transactions	819	$10

Net Proceeds from Fund Share Transactions	2,101,504	$25,775

Status of Continuous Public Offering

Since commencing its continuous public offering and through December 8, 2017, the Fund sold 140,706, 2,066,551 and 1,660 Class A Shares, Class I Shares and Class T Shares, respectively for gross proceeds of $1,673, $25,444 and $20, respectively, including shares issued pursuant to its distribution reinvestment plan (“DRP”). As of December 8, 2017, the Fund raised total gross proceeds of $27,137, including $100 of seed capital contributed by Michael C. Forman in October 2016 (see Note 4).

The proceeds from the issuance of common shares as presented on the Fund’s statement of changes in net assets is presented net of upfront selling commissions and dealer manager fees as applicable, of $18 and $0 for Class A Shares and Class T Shares, respectively, for the periods from May 16, 2017 (Commencement of Operations) to October 31, 2017 for Class A Shares and from October 20, 2017 (Commencement of Operations) to October 31, 2017 for Class T Shares, respectively.

Share Repurchase Program

The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at regular intervals a specified percentage of its outstanding shares at the NAV of the applicable class.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 3. Share Transactions  (Continued)

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% and no more than 25% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (“Repurchase Request Deadline”). Shares will be repurchased at the respective NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (“Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. Typically, the Repurchase Offer Amount will be 5% of the shares outstanding on the Repurchase Request Deadline. Repurchase offers in excess of this amount will be made solely at the discretion of the Board.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, the Fund did not repurchase any of its common shares in connection with its share repurchase program. On November 13, 2017, the Fund repurchased 9 Class A Shares (representing 100% of the Class A Shares tendered for repurchase and 0.01% of Class A Shares outstanding as of such date) at $11.56 per share for aggregate consideration totaling less than $1. On November 13, 2017, the Fund repurchased 2,476 Class I Shares (representing 100% of

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 3. Share Transactions  (Continued)

the Class I Shares tendered for repurchase and 0.12% of Class I Shares outstanding as of such date) at $11.57 per share for aggregate consideration totaling $29.

Note 4. Related Party Transactions

Compensation of the Investment Adviser, Sub-Adviser and their Affiliates

Pursuant to the investment advisory agreement (“Investment Advisory Agreement”), dated as of February 15, 2017, by and between the Fund and FS Energy Advisor, FS Energy Advisor is entitled to a management fee in consideration of the advisory services provided by FS Energy Advisor to the Fund. FS Energy Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an affiliate of the Fund.

Pursuant to the investment sub-advisory agreement (“Sub-Advisory Agreement”), dated as of February 28, 2017, by and between FS Energy Advisor and Magnetar Asset Management LLC (“Magnetar”), Magnetar is entitled to receive 50% of all management fees paid to FS Energy Advisor under the Investment Advisory Agreement with respect to each year.

The management fee is calculated and payable quarterly in arrears at the annual rate of 1.75% of the Fund’s average daily gross assets during such period. The Fund commenced accruing fees under the Investment Advisory Agreement on March 15, 2017, upon commencement of the Fund’s investment operations. Subject to the consent of Magnetar, the management fee may or may not be taken in whole or in part at the discretion of FS Energy Advisor. All or any part of the management fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Energy Advisor may determine. The management fee for any partial quarter will be appropriately prorated.

Pursuant to the administration agreement (“Administration Agreement”), dated as of February 15, 2017, by and between the Fund and FS Energy Advisor, the Fund reimburses FS Energy Advisor for its actual costs incurred in providing administrative services to the Fund, including FS Energy Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments and Magnetar providing administrative services to the Fund on behalf of FS Energy Advisor. Such services include general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FS Energy Advisor also performs, or oversees the performance of, the Fund’s corporate operations and required administrative services, which includes being responsible for the financial records that the Fund is required to maintain and preparing reports to the Fund’s shareholders and reports filed with the SEC. In addition, FS Energy Advisor assists the Fund in calculating its NAV, overseeing the preparation and filing of its tax returns and the printing and dissemination of reports to the Fund’s shareholders, and generally overseeing the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. FS Energy Advisor is required to allocate the cost of such services to the Fund based on factors such as assets, revenues, time allocations and/or other methods conforming with GAAP.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions  (Continued)

The Fund’s Board reviews the methodology employed in determining how the expenses are allocated to the Fund and the proposed allocation of the administrative expenses among the Fund and certain affiliates of FS Energy Advisor. The Fund’s Board then assesses the reasonableness of such reimbursements for expenses allocated to the Fund based on the breadth, depth and quality of such services as compared to the estimated cost to the Fund of obtaining similar services from third-party service providers known to be available. In addition, the Fund’s Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Fund’s Board, among other things, compares the total amount paid to FS Energy Advisor for such services as a percentage of the Fund’s net assets to the same ratios reported by other comparable investment companies. The Fund will not reimburse FS Energy Advisor for any services for which it receives a separate fee or for any administrative expenses allocated to a controlling person of FS Energy Advisor.

Reimbursements of administrative expenses to FS Energy Advisor are subject to the Expense Limitation (defined below), and Magnetar has agreed, pursuant to the Sub-Advisory Agreement, to defer amounts owed to it for certain administrative services during periods in which FS Energy Advisor is waiving expenses or making payments pursuant to the Expense Limitation Agreement (defined below). Reimbursement of administrative expenses is ultimately subject to the limitations contained in the Expense Limitation Agreement and FS Energy Advisor and Magnetar have agreed to share such reimbursements pro rata, with priority being given to the then-oldest unreimbursed expenses.

FS Investments funded the Fund’s offering costs in the amount of $2,464 for the period from February 23, 2016 (Inception) through October 31, 2017. These costs primarily include legal, accounting, printing and other expenses relating to the Fund’s offering, including costs associated with technology integration between the Fund’s systems and those of its distribution partners, marketing expenses, salaries and direct expenses of FS Energy Advisor’s and Magnetar’s personnel, employees of their affiliates and others while engaged in registering and marketing the shares, including the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Fund. Initially, FS Investments and Magnetar will pay the Fund’s organization and offering costs. Once the Fund is able to bear its own expenses, the Fund will pay certain of its offering costs directly and reimburse FS Energy Advisor and Magnetar for offering costs incurred on its behalf. Such costs will include marketing expenses, salaries and other direct expenses of FS Energy Advisor’s and Magnetar’s personnel and employees of their affiliates while engaged in registering and marketing the shares. Under the terms of the Administration Agreement, offering costs are limited to 0.50% of the gross proceeds raised in the Fund’s continuous public offering. FS Investments has agreed to assume the Fund’s organization costs and will not seek reimbursement of such costs. FS Energy Advisor, Magnetar and their affiliates are entitled to receive up to 0.50% of the gross proceeds raised in the Fund’s continuous public offering until all offering costs funded by FS Energy Advisor or its affiliates (including FS Investments) have been recovered. Offering costs payable by the Fund in any quarter, including amounts reimbursable to FS Energy Advisor, Magnetar, or their respective affiliates, are subject to the Expense Limitation. See “—Expense Limitation Agreement.” Since commencing its continuous public offering and through October 31, 2017, the Fund has reimbursed $123 to FS Energy Advisor and its affiliates for offering costs funded by them.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions  (Continued)

The following table describes the fees and expenses accrued under the Investment Advisory Agreement and the Administration Agreement during the period from March 15, 2017 (Commencement of Operations) to October 31, 2017:

Related Party	Source Agreement	Description	Amount
FS Energy Advisor	Investment Advisory Agreement	Management Fee(1)	$281

FS Energy Advisor	Investment Advisory Agreement	Administrative Services Expenses(2)	$485

FS Energy Advisor	Investment Advisory Agreement	Offering Costs(3)	$123

(1)	During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, $157 in base management fees were applied to offset the liability of FS Energy Advisor under the Expense Limitation Agreement (see “—Expense Limitation Agreement” below). As of October 31, 2017, $124 in base management fees were payable to FS Energy Advisor, and it is intended that all of it will be applied to offset the liability of FS Energy Advisor under the Expense Limitation Agreement.

(2)	During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, $467 of the accrued administrative services expenses related to the allocation of costs of administrative personnel for services rendered to the Fund by FS Energy Advisor and the remainder related to other reimbursable expenses. The Fund paid $298 in administrative services expenses to FS Energy Advisor during the period from March 15, 2017 (Commencement of Operations) to October 31, 2017.

(3)	During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, the Fund incurred $123 of offering costs and amortized $122 of such costs, all of which related to reimbursements to FS Energy Advisor for offering costs incurred on the Fund’s behalf, including marketing expenses, salaries and other direct expenses of FS Energy Advisor’s personnel and employees of its affiliates while engaged in registering and marketing the Fund’s common shares.

Distribution Plan

The Fund, with respect to its Class L, Class M and Class T Shares, is authorized under a distribution plan to pay to the Fund’s distributor a distribution fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L, Class M and Class T Shares. The plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees. Under the distribution plan, the Fund pays a distribution fee at an annual rate of 0.25% of average daily net assets attributable to the applicable share classes for remittance to financial intermediaries, as compensation for distribution and/or maintenance of shareholder accounts performed by such financial intermediaries for beneficial shareholders of the Fund.

Shareholder Service Expenses

The Fund has adopted a shareholder services plan with respect to its Class A, Class L and Class T Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions  (Continued)

include (i) electronic processing of client orders, (ii) electronic fund transfers between clients and the Fund, (iii) account reconciliations with the Fund’s transfer agent, (iv) facilitation of electronic delivery to clients of Fund documentation, (v) monitoring client accounts for back-up withholding and any other special tax reporting obligations, (vi) maintenance of books and records with respect to the foregoing, (vii) responding to customer inquiries of a general nature regarding the Fund; (viii) responding to customer inquiries and requests regarding Statements of Additional Information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (ix) assisting customers in changing account options, account designations and account addresses, and (x) such other information and liaison services as the Fund or FS Energy Advisor may reasonably request. Under the shareholder services plan, the Fund, with respect to Class A, Class L and Class T Shares, may incur expenses on an annual basis up to 0.25% of its average daily net assets attributable to Class A, Class L and Class T Shares, respectively.

Capital Contribution by FS Investments and Magnetar

In October 2016, pursuant to a private placement, Michael C. Forman, the principal of FS Energy Advisor, contributed $100 to purchase approximately 4,000 Class I Shares at $25.00 per share. Effective February 14, 2017, the Fund effected a share split to ensure that the price per share paid by Mr. Forman for the Class I Shares purchased was equal to the NAV per Class I Share of the Fund on the date of the initial closing in the Fund’s continuous public offering. Mr. Forman received 2.0 common shares per existing common share at $12.50 NAV per share. Mr. Forman has agreed not to tender these common shares for repurchase as long as FS Energy Advisor remains the Fund’s investment adviser. FS Investments is controlled by the Fund’s chairman, president and chief executive officer, Michael C. Forman, and the Fund’s vice-chairman, David J. Adelman.

In March 2017, FS Investments and Magnetar collectively purchased $20,000 of Class I Shares. FS Investments, Magnetar, and their respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for shares in the Fund’s continuous public offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of shareholders. As of December 8, 2017, the Fund has issued an aggregate of 1,620,517 Class I Shares for aggregate gross proceeds of $20,242 to the Board and individuals and entities affiliated with FS Energy Advisor and Magnetar, including Class I Shares sold to Mr. Forman in October 2016.

Expense Limitation Agreement

Pursuant to the expense limitation agreement (“Expense Limitation Agreement”), dated as of February 15, 2017, by and between FS Energy Advisor and the Fund, FS Energy Advisor has agreed to pay or absorb, on a quarterly basis, the “ordinary operating expenses” (as defined

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions  (Continued)

below) of the Fund to the extent that such expenses exceed 0.00% per annum of the Fund’s average daily net assets attributable to the applicable class of shares for the twelve month period following March 8, 2017, the date of effectiveness of the Fund’s initial registration statement on Form N-2 (“Expense Limitation”). In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years from the end of the fiscal quarter in which they were paid or absorbed; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement, which became effective March 8, 2017, will continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Board and by FS Energy Advisor. The Expense Limitation Agreement may not be terminated by FS Energy Advisor, but may be terminated by the Board on written notice to FS Energy Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses, as described in the Expense Limitation Agreement. In consideration of FS Energy Advisor’s agreement to pay or absorb the Fund’s ordinary operating expenses for the first twelve months after effectiveness, Magnetar has agreed that, during such period, any sub-advisory fees paid to Magnetar will be remitted back to FS Energy Advisor in an amount equal to the lesser of (i) 50% of the “ordinary operating expenses” paid or absorbed by FS Energy Advisor pursuant to the Expense Limitation Agreement, or (ii) the sub-advisory fees paid to Magnetar. If the amount of ordinary operating expenses during such period exceeds the amount of management fees paid to FS Energy Advisor, FS Investments will be solely responsible for any such excess.

The specific amount of expenses waivable and/or payable by FS Energy Advisor pursuant to the Expense Limitation Agreement, if any, is determined at the end of each fiscal quarter. The conditional obligation of the Fund to reimburse FS Energy Advisor pursuant to the terms of the Expense Limitation Agreement shall survive the termination of such agreement by either party.

During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, the Fund accrued $1,021 pursuant to the Expense Limitation Agreement that FS Investments has agreed to pay. In addition, FS Energy Advisor has agreed to voluntarily reimburse $50 of income tax expense during the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, for which FS Energy Advisor will not seek repayment from the Fund.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions  (Continued)

FS Benefit Trust

FS Benefit Trust was formed as a Delaware statutory trust for the purpose of awarding equity incentive compensation to employees of FS Investments and its affiliates. During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, FS Benefit Trust purchased $48 of the Fund’s Class I shares at the NAV in effect on the applicable purchase date.

Note 5. Distributions

During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, the Fund declared and paid gross distributions in the amount of $0.3125 (as adjusted for the applicable share class expenses) per share in the total amount of $549. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of the Board.

Shareholders automatically participate in the Fund’s DRP, unless and until an election is made to withdraw from the plan on behalf of such participating shareholder. Under the DRP, the Fund’s cash distributions to shareholders are reinvested in full and fractional shares of the same class of shares of the Fund. To the extent that shareholders reinvest their cash distributions, the Fund will use the proceeds to purchase additional common shares of the Fund. As such, a portion of the cash distributions paid by the Fund may be reinvested in additional common shares of the Fund.

The following table reflects the sources of the cash distributions on a tax basis that the Fund paid on its common shares during the period from March 15, 2017 (Commencement of Operations) to October 31, 2017:

Source of Distribution	Distribution Amount	Percentage
Net investment income(1)	$271	49%
Short-term capital gains proceeds from the sale of assets	197	36%
Return of capital	81	15%

Total	$549	100%

(1)	The Fund’s net investment income on a tax basis for the period March 15, 2017 (Commencement of Operations) through October 31, 2017 was $271. The determination of the tax attributes of the Fund’s distributions is made annually as of the end of the calendar year and based upon the Fund’s taxable income for the full year and distributions paid for the full year. Therefore, a determination made on an interim basis may not be representative of the actual tax attributes of the Fund’s distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV.

The Fund may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences. During the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, the Fund increased accumulated undistributed net investment income and accumulated net realized gain (loss) by $111 and $11, respectively, and decreased capital in excess of par value by $122. These reclassifications have no impact on the net assets

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 5. Distributions  (Continued)

of the Fund and are primarily attributable to the tax treatment of foreign currency gains/losses and offering costs.

As of October 31, 2017, the components of accumulated earnings (loss) on a tax basis were as follows:

Distributable ordinary income	$—
Accumulated capital gains	—
Net unrealized appreciation (depreciation)	(1,096)

Total	$(1,096)

The aggregate cost of the Fund’s investments for U.S. federal income tax purposes totaled $32,237 as of October 31, 2017. The difference between the Fund’s GAAP basis cost and its tax basis cost is primarily due to wash sale loss deferrals, nontaxable distributions from underlying investments and partnership adjustments. Aggregate net unrealized appreciation (depreciation) on a tax basis was $(1,096), which was comprised of gross unrealized appreciation of $758 and gross unrealized depreciation of $1,854, as of October 31, 2017.

Note 6. Investment Portfolio

The following table summarizes the composition of the Fund’s investment portfolio at cost and fair value as of October 31, 2017:

	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Master Limited Partnerships	$7,598	$7,222	23%
Preferred Equity	724	770	2%
Common Equity	17,686	17,000	55%
Fixed Income	4,761	4,618	15%
Short-Term Investments	1,531	1,531	5%

	$32,300	$31,141	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums, accretion of discounts and/or tax-basis return of capital, as applicable, on investments.

In general, under the 1940 Act, the Fund would be presumed to “control” a portfolio company if it owned more than 25% of its voting securities or had the power to exercise control over the management or policies of such portfolio company, and would be an “affiliated person” of a portfolio company if it owned 5% or more of its voting securities.

As of October 31, 2017, the Fund did not “control” any of its portfolio companies and was not an “affiliated person” of any of its portfolio companies, each as defined in the 1940 Act.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio  (Continued)

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of October 31, 2017:

Industry Classification	Fair Value	Percentage of Portfolio
Upstream	$7,208	23%
Midstream	19,561	63%
Downstream	912	3%
Service & Equipment	1,929	6%
Short-Term Investments	1,531	5%

	$31,141	100%

Purchases and sales of securities during the period from March 15, 2017 (Commencement of Operations) to October 31, 2017, other than short-term securities and U.S. government obligations, were $43,453 and $12,459, respectively.

Note 7. Fair Value of Financial Instruments

Under existing accounting guidance, fair value is defined as the price that the Fund would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. This accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Fund classifies the inputs used to measure these fair values into the following hierarchy as defined by current accounting guidance:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets.

Level 3: Inputs that are unobservable for an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments  (Continued)

As of October 31, 2017, the Fund’s investments were categorized as follows in the fair value hierarchy:

Valuation Inputs	Fair Value
Level 1—Price quotations in active markets	$26,523
Level 2—Significant other observable inputs	—
Level 3—Significant unobservable inputs	4,618

$31,141

The Fund’s investments as of October 31, 2017 primarily consisted of Exchange-Traded Securities or OTC Securities. All of the MLPs, preferred equity investments and common equity investments, each of which were traded on an active public market, were valued at their closing price as of October 31, 2017. All of the fixed income investments were valued by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent third-party pricing service and screened for validity by such service.

The Fund periodically benchmarks the bid and ask prices it receives from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Fund’s management in purchasing and selling these investments in other investment funds managed by the sponsor, the Fund believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Fund believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Fund may also use other methods, including the use of an independent third-party valuation service approved by the Board, to determine fair value for securities for which it cannot obtain prevailing bid and ask prices through independent third-party pricing services or independent dealers, or where the Board otherwise determines that the use of such other methods is appropriate. The Fund will periodically benchmark the valuations provided by the independent third-party valuation service against the actual prices at which the Fund purchases and sells its investments. The Fund’s audit committee and Board reviewed the valuation determinations made with respect to these investments and determined that they were made in a manner consistent with the Fund’s valuation policy.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments  (Continued)

The following is a reconciliation for the period from March 15, 2017 (Commencement of Operations) to October 31, 2017 of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

Fixed Income

Fair value at beginning of period	$—
Accretion of discount (amortization of premium)	9
Net change in unrealized appreciation (depreciation)	(143)
Purchases	4,752
Net transfers in or out of Level 3	—

Fair value at end of period	$4,618

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to investments still held at the reporting date	$(143)

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements as of October 31, 2017 are as follows:

Type of Investment	Fair Value at October 31, 2017	Valuation Technique(1)	Unobservable Input	Range	Weighted Average
Fixed Income	$4,618	Market Quotes	Indicative Dealer Quotes	71.5% - 106.9%	99.3%

(1)	Investments using a market quotes valuation technique were valued by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent third-party pricing service and screened for validity by such service.

Note 8. Financing Arrangement

The following table presents summary information with respect to the Fund’s outstanding financing arrangement as of October 31, 2017:

Arrangement	Type of Arrangement	Rate	Amount Outstanding	Amount Available	Maturity Date
BNP Facility	Revolving Prime Brokerage	L+0.85%	$6,991	$5,298	April 28, 2018(1)

(1)	As described below, the BNP Facility generally is terminable upon 179 days’ notice by either party. As of October 31, 2017, neither the Fund nor BNP Paribas had provided notice of its intent to terminate the facility.

BNP Facility

On March 16, 2017, the Fund entered into a committed facility arrangement (“BNP Facility”) with BNP Paribas Prime Brokerage International, Ltd. (together with its affiliates “BNP Paribas”). The BNP Facility provides for borrowings up to a maximum amount equal to the average outstanding balance over the past twenty business days or, if fewer, the number of business days since closing. Borrowings are available in U.S. Dollars (“USD”) and Canadian Dollars (“CAD”). Borrowings under the BNP Facility

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 8. Financing Arrangement  (Continued)

accrue interest at a rate equal to the London Interbank Offered Rate (“LIBOR”) for a one-month interest period plus 0.85% per annum on USD borrowings or the Canadian Dollar Offered Rate for a one-month interest period plus 0.75% per annum on CAD borrowings. Interest is payable monthly in arrears. The Fund may terminate the facility upon 179 days’ notice. Absent a default or facility termination event (or the ratings decline described in the following sentence), BNP Paribas is required to provide the Fund with 179 days’ notice prior to terminating or materially amending the BNP Facility. BNP Paribas has a cancellation right if BNP Paribas’ long-term credit rating declines three or more notches below its highest rating by any of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services or Fitch IBCA, Inc. during the term of the BNP Facility. Upon any such termination, BNP Paribas is required to pay the Fund a fee equal to 0.50% of the maximum amount of financing available on the termination date.

In connection with the BNP Facility, the Fund has made certain representations and warranties and is required to comply with various covenants and reporting requirements customary for facilities of this type. The BNP Facility agreements contain the following events of default and termination events, among others: (a) the occurrence of a default or similar condition under certain third-party contracts of the Fund; (b) any change in BNP Paribas’ interpretation of applicable law that, in the reasonable opinion of counsel to BNP Paribas, has the effect of impeding or prohibiting the BNP Facility; (c) certain events of insolvency or bankruptcy by the Fund; (d) specified material reductions in the Fund’s NAV; (e) any change in the Fund’s fundamental or material investment policies; and (f) the termination of the Investment Advisory Agreement or if FS Energy Advisor otherwise ceases to act as the Fund’s investment adviser and is not immediately replaced by an affiliate or other investment adviser acceptable to BNP Paribas.

As of October 31, 2017, $6,991 was outstanding under the BNP Facility. The carrying amount outstanding under the BNP Facility approximates its fair value.

For the period from March 15, 2017 (Commencement of Operations) through October 31, 2017, the total interest expense for the BNP Facility was $57.

For the period from March 15, 2017 (Commencement of Operations) through October 31, 2017, the cash paid for interest expense, average borrowings, effective interest rate and weighted average interest rate for the BNP Facility were as follows:

Cash paid for interest expense(1)	$56
Average borrowings(2)	$4,370
Effective interest rate on borrowings	2.09%
Weighted average interest rate	2.03%

(1)	Interest is payable quarterly in arrears.

(2)	Average borrowings for the period from March 15, 2017 (Commencement of Operations) through October 31, 2017 is calculated for the period since the Fund commenced borrowings thereunder through October 31, 2017.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 8. Financing Arrangement  (Continued)

Under the terms of the BNP Facility, BNP Paribas has the ability to borrow a portion of the pledged collateral, or, collectively, the rehypothecated securities, subject to certain limits, in exchange for paying to the Fund a fee equal to 70% of the difference between the fair market rate (as determined by BNP Paribas) and the overnight Fed Funds rate. The Fund may, in its sole discretion for any valid business reason, designate any security within the pledged collateral as ineligible to be a rehypothecated security, provided there remain securities eligible to be rehypothecated within the segregated custody account in an amount equal to the outstanding borrowings owed by the Fund to BNP Paribas. The Fund may recall any rehypothecated security at any time and BNP Paribas must return such security or an equivalent security within a commercially reasonable period. In the event BNP Paribas does not return the security, the Fund will have the right to, among other things, apply and set off an amount equal to 100% of the then-current fair market value of such rehypothecated securities against any outstanding borrowings owed to BNP Paribas under the facility. Rehypothecated securities are marked-to-market daily and if the value of all rehypothecated securities exceeds 100% of the outstanding borrowings owed by the Fund under the BNP Facility, BNP Paribas may either reduce the amount of rehypothecated securities to eliminate such excess or deposit into the segregated custody account an amount of cash equal to such excess. The Fund will continue to receive interest and the scheduled repayment of principal balances on rehypothecated securities. For the period from March 15, 2017 (Commencement of Operations) through October 31, 2017, the Fund did not receive any fees from BNP Paribas for securities that had been rehypothecated pursuant to the BNP Facility. As of October 31, 2017, there were no securities rehypothecated by BNP Paribas.

Note 9. Concentration of Risk

Investing in the Fund involves risks, including, but not limited to, those set forth below. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. For a more complete discussion of the risks of investing in the Fund, see the section entitled “Types of Investments and Related Risks” in the Fund’s prospectus and the Fund’s other filings with the SEC.

Credit Risk: The Fund’s debt investments are subject to the risk of non-payment of scheduled interest or principal by the borrowers with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Although the Fund may invest in investments that FS Energy Advisor and Magnetar believe are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. Moreover, the Fund’s investments in secured debt may

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 9. Concentration of Risk  (Continued)

be unperfected for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated. The Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a portfolio company’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

Non-U.S. Securities Risk: Investments in certain securities and other instruments of non-U.S. issuers or borrowers (“non-U.S. securities”), involve factors not typically associated with investing in the United States or other developed countries, including, but not limited to, risks relating to: (i) differences between U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; and less government supervision and regulation; (ii) other differences in law and regulation, including fewer investor protections, less stringent fiduciary duties, less developed bankruptcy laws and difficulty in enforcing contractual obligations; (iii) certain economic and political risks, including potential economic, political or social instability; exchange control regulations; restrictions on foreign investment and repatriation of capital, possibly requiring government approval; expropriation or confiscatory taxation; other government restrictions by the United States or other governments; higher rates of inflation; higher transaction costs; and reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms; and (iv) the possible imposition of local taxes on income and gains recognized with respect to securities and assets. Certain non-U.S. markets may rely heavily on particular industries or non-U.S. capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. International trade barriers or economic sanctions against non-U.S. countries, organizations, entities and/or individuals may adversely affect the Fund’s non-U.S. holdings or exposures. Certain non-U.S. investments may become less liquid in response to social, political or market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil. Certain non-U.S. investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When the Fund holds illiquid investments, its portfolio may be harder to value, especially in changing markets. The risks of investments in emerging markets, including the risks described above, are usually greater than the risks involved in investing in more developed markets. Because non-U.S.

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 9. Concentration of Risk  (Continued)

securities may trade on days when the Fund’s common shares are not priced, NAV may change at times when common shares cannot be sold.

Foreign Currency Risk: Investments made by the Fund, and the income received by the Fund with respect to such investments, may be denominated in various non-U.S. currencies. However, the books of the Fund are maintained in U.S. dollars. Accordingly, changes in currency values may adversely affect the U.S. dollar value of portfolio investments, interest and other revenue streams received by the Fund, gains and losses realized on the sale of portfolio investments and the amount of distributions, if any, made by the Fund. In addition, the Fund may incur substantial costs in converting investment proceeds from one currency to another. The Fund may enter into derivative transactions designed to reduce such currency risks. Furthermore, the portfolio companies in which the Fund invests may be subject to risks relating to changes in currency values. If a portfolio company suffers adverse consequences as a result of such changes, the Fund may also be adversely affected as a result.

Natural Resource Company Risks: Under normal market conditions, the Fund intends to invest at least 80% of its investments in Natural Resource Companies. By concentrating investments in Natural Resource Companies, the Fund will be susceptible to adverse economic, environmental, business, regulatory or other occurrences affecting the natural resource and energy sectors. Natural Resource Companies are also subject to specific risks, including risks associated with fluctuations in energy commodity prices and the volume of, and demand for, energy commodities; the highly cyclical nature of the natural resource and energy sectors; the depletion of commodity reserves or overstatement of the quantities of Natural Resource Company reserves; changes in the regulatory environment that affect the profitability of Natural Resource Companies; extreme weather or other natural disasters, fluctuations of interest rates and the economic impact of the Fund’s fixed income investments.

Master Limited Partnership Risk: An investment in MLP units involves certain risks inherent in the structure of MLPs which differ from an investment in the common stock of a corporation, including (i) the limited ability to elect or remove management or the general partner or managing member, (ii) limited voting rights, except with respect to extraordinary transactions, and (iii) conflicts of interest between the general partner or managing member and its affiliates, on the one hand, and the limited partners or members, on the other hand, including those arising from incentive distribution payments or corporate opportunities. In addition, there are certain tax risks associated with an investment in MLP units.

Other Equity Securities Risk: The Fund may invest in equity securities of issuers other than Natural Resource Companies, including common stock of issuers engaged in other sectors. Such issuers may be organized and/or taxed as corporations and therefore may not offer the advantageous tax characteristics of MLPs.

Equity Securities Risk: Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed income securities over the long-term, common stocks also have experienced

FS Energy Total Return Fund

Notes to Financial Statements  (Continued)

(in thousands, except share and per share amounts)

Note 9. Concentration of Risk  (Continued)

significantly more volatility in those returns and, in certain periods, have significantly under-performed relative to fixed income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers.

Note 10. Commitments and Contingencies

The Fund enters into contracts that contain a variety of indemnification provisions. The Fund’s maximum exposure under these arrangements is unknown; however, the Fund has not had prior claims or losses pursuant to these contracts. Management of FS Energy Advisor has reviewed the Fund’s existing contracts and expects the risk of loss to the Fund to be remote.

The Fund is not currently subject to any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund. From time to time, the Fund may be a party to certain legal proceedings in the ordinary course of business, including proceedings related to the enforcement of the Fund’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Fund does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

See Note 4 for a discussion of the Fund’s commitments to FS Energy Advisor, Magnetar and their respective affiliates (including FS Investments).

PART C—OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENT AND EXHIBITS

(1)	Financial Statement:

Part A:	Financial Highlights

Part B:	Report of Independent Registered Public Accounting Firm

Schedule of Investments as of October 31, 2017

Statement of Assets and Liabilities as of October 31, 2017

Statement of Operations for the period from March 15, 2017 (commencement of operations) to October 31, 2017

Statement of Changes in Net Assets for the period from March 15, 2017 (commencement of operations) to October 31, 2017

Statement of Cash Flows for the period from March 15, 2017 (commencement of operations) to October 31, 2017

Financial Highlights

Notes to Financial Statements

(2)	Exhibits:

(a)(1)	Certificate of Trust (Incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on October 25, 2016)

(a)(2)	Initial Declaration of Trust (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on October 25, 2016)

(a)(3)	Amended and Restated Declaration of Trust (Incorporated by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(b)	Bylaws (Incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(e)	Distribution Reinvestment Plan (Incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(g)(1)	Investment Advisory Agreement, dated as of February 15, 2017, by and between FS Energy Total Return Fund and FS Energy Advisor, LLC (Incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(g)(2)	Form of Management Fee Waiver Letter from FS Energy Advisor to FS Energy Total Return Fund*

(g)(3)	Investment Sub-Advisory Agreement, dated as of February 28, 2017, by and between FS Energy Advisor, LLC and Magnetar Asset Management LLC (Incorporated by reference to Exhibit (g)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(h)(1)	Distribution Agreement, dated as of February 14, 2017 by and between ALPS Distributors, Inc. and FS Energy Total Return Fund (Incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(h)(2)	Form of Broker Dealer Selling Agreement*

(j)	Master Custodian Agreement, dated as of February 27, 2017 by and between State Street Bank and Trust Company and FS Energy Total Return Fund (Incorporated by reference to Exhibit (j) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(k)(1)	Administration Agreement, dated as of February 15, 2017, by and between FS Energy Total Return Fund and FS Energy Advisor, LLC (Incorporated by reference to Exhibit (k)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(k)(2)	Form of Amended and Restated Administration Agreement by and between FS Energy Total Return Fund and FS Energy Advisor, LLC*

(k)(3)	Expense Limitation Agreement, dated as of February 15, 2017, by and between FS Energy Total Return Fund and FS Energy Advisor, LLC (Incorporated by reference to Exhibit (k)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(k)(4)	Form of Amended and Restated Expense Limitation Agreement by and between FS Energy Total Return Fund and FS Energy Advisor, LLC*

(k)(5)	Class Shares Plan*

(k)(6)	Shareholder Services Plan*

(k)(7)	Distribution Plan*

(k)(8)	Committed Facility Agreement, dated as of March 16, 2017 by and between FS Energy Total Return Fund and BNP Paribas Prime Brokerage International, Ltd.*

(k)(9)	U.S. PB Agreement, dated as of March 16, 2017, by and between FS Energy Total Return Fund and BNP Paribas Prime Brokerage, Inc.*

(k)(10)	PBI Agreement dated as of March 16, 2017, by and among BNP Paribas Prime Brokerage International, Ltd, BNP Paribas, acting through its New York Branch and FS Energy Total Return Fund*

(k)(11)	Special Custody and Pledge Agreement, dated as of March 16, 2017, by and among State Street Bank and Trust Company, FS Energy Total Return Fund and BNP Paribas Prime Brokerage, Inc.*

(k)(12)	Special Custody and Pledge Agreement, dated as of March 16, 2017, by and among State Street Bank and Trust Company, FS Energy Total Return Fund and BNP Paribas Prime Brokerage International, Ltd.*

(l)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP. (Incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(n)(1)	Consent of Skadden, Arps, Slate, Meagher & Flom LLP. (Incorporated by reference to Exhibit (l) hereto.)

(n)(2)	Consent of Ernst & Young LLP*

(n)(3)	Consent of Drinker Biddle & Reath LLP*

(r)(1)	Code of Ethics of the Fund*

(r)(2)	Code of Ethics of FS Energy Advisor, LLC (Incorporated by reference to Exhibit (r)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(r)(3)	Code of Ethics of ALPS Distributor’s, Inc.*

(r)(4)	Code of Ethics of Magnetar Asset Management LLC (Incorporated by reference to Exhibit (r)(4) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

*	Filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

Not applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fees	$231,800

Advertising and sales literature	$1,000,000

Accounting fees and expenses	$250,000

Legal fees and expenses	$350,000

Printing	$1,200,000

Seminars	$250,000

Miscellaneous fees and expenses	$3,968,200

Total	$7,250,000

The amounts set forth above, except for the SEC registration fees, are in each case estimated.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Not applicable.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of Shares as of February 1, 2018.

Title of Class	Number of Record Holders
Class A common shares of beneficial interest	73

Class I common shares of beneficial interest	241

Class L common shares of beneficial interest	—

Class M common shares of beneficial interest	—

Class T common shares of beneficial interest	1

ITEM 30.	INDEMNIFICATION

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. Except as otherwise provided in the Fund’s declaration of trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the declaration of trust.

The Fund has entered into the Investment Advisory Agreement with FS Energy Advisor. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, FS Energy Advisor is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

FS Energy Advisor has also entered into the Sub-Advisory Agreement with Magnetar. The Sub-Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, Magnetar is not liable for any error or judgment or mistake of law or for any loss the Fund suffers arising out of Magnetar’s activities. In addition, the Sub-Advisory Agreement provides that Magnetar will indemnify the Fund, FS Energy Advisor and any of their respective affiliates and controlling persons for any liability and expenses, including reasonable attorneys’ fees, which the Fund, FS Energy Advisor or any of their respective affiliates and controlling persons may sustain as a result of Magnetar’s willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder.

Pursuant to the Fund’s declaration of trust, the Fund will advance the expenses of defending any action for which indemnification is sought if, among other requirements, the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund if it is subsequently determined that the indemnitee is not entitled to such indemnification.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

The descriptions of FS Energy Advisor and Magnetar under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information included in this registration statement are incorporated by reference herein. For information as to the business, profession, vocation or employment of a substantial nature in which FS Energy Advisor, Magnetar and each of their executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in FS Energy Advisor’s Form ADV (File No. 801-107359) and Magnetar’s Form ADV (File No. 801-108902), each as filed with the SEC and incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

1.	the Fund, FS Energy Total Return Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112;

2.	the Fund’s transfer agent, DST Systems, Inc., 430 W. 7th Street, Kansas City, Missouri 64105;

3.	the Fund’s Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

4.	the Fund’s investment adviser, FS Energy Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112; and

5.	the administrator, FS Energy Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

ITEM 33.	MANAGEMENT SERVICES

Not applicable.

ITEM 34.	UNDERTAKINGS

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant hereby undertakes that:

(a) for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, and Commonwealth of Pennsylvania, on the 28th day of February 2018.

FS ENERGY TOTAL RETURN FUND

By:	/s/ MICHAEL C. FORMAN
Name: Michael C. Forman
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL C. FORMAN Michael C. Forman	President, Chief Executive Officer and Trustee (Principal Executive Officer)	February 28, 2018

/s/ EDWARD T. GALLIVAN, JR. Edward T. Gallivan, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2018

* David J. Adelman	Trustee	February 28, 2018

* Holly E. Flanagan	Trustee	February 28, 2018

* Brian R. Ford	Trustee	February 28, 2018

* Joseph P. Ujobai	Trustee	February 28, 2018

By:	/s/ MICHAEL C. FORMAN
Attorney-in-Fact, pursuant to powers of attorney

FS ENERGY TOTAL RETURN FUND

INDEX TO EXHIBITS

Exhibit Number	Description

(g)(2)	Form of Management Fee Waiver Letter from FS Energy Advisor to FS Energy Total Return Fund

(h)(2)	Form of Broker Dealer Selling Agreement

(k)(2)	Form of Amended and Restated Administration Agreement by and between FS Energy Total Return Fund and FS Energy Advisor, LLC

(k)(4)	Form of Amended and Restated Expense Limitation Agreement by and between FS Energy Total Return Fund and FS Energy Advisor, LLC

(k)(5)	Class Shares Plan

(k)(6)	Shareholder Services Plan

(k)(7)	Distribution Plan

(k)(8)	Committed Facility Agreement, dated as of March 16, 2017 by and between FS Energy Total Return Fund and BNP Paribas Prime Brokerage International, Ltd.

(k)(9)	U.S. PB Agreement, dated as of March 16, 2017, by and between FS Energy Total Return Fund and BNP Paribas Prime Brokerage, Inc.

(k)(10)	PBI Agreement dated as of March 16, 2017, by and among BNP Paribas Prime Brokerage International, Ltd, BNP Paribas, acting through its New York Branch and FS Energy Total Return Fund

(k)(11)	Special Custody and Pledge Agreement, dated as of March 16, 2017, by and among State Street Bank and Trust Company, FS Energy Total Return Fund and BNP Paribas Prime Brokerage, Inc.

(k)(12)	Special Custody and Pledge Agreement, dated as of March 16, 2017, by and among State Street Bank and Trust Company, FS Energy Total Return Fund and BNP Paribas Prime Brokerage International, Ltd.

(n)(2)	Consent of Ernst & Young LLP

(n)(3)	Consent of Drinker Biddle & Reath LLP

(r)(1)	Code of Ethics of the Fund

(r)(3)	Code of Ethics of ALPS Distributor’s, Inc.